2003 Annual Report

State Auto Financial Corporation

98.2% ....STFC's GAAP combined ratio for 200
company has made an underwriting profit..

1,000,000 ....and then som
in 2003..........

69 ....the number of agents we appointed in 2003.
Here's how we do it.

$1.84 billion ....STFC

12.6% ....our return on equity. We have
outperformed the industry in this category
every year since 1991................

1 ....at a time.

20

by the

$987 million ....

$23.34 ....STFC's closing pric

10 ....branch and regional office

STFC

ıe fifth year out of seven that the
...............see page 6.

he number of visits to AgentSite.com
....see page 10.

And are we ever picky.
...................see page 9.

ssets. Big – but not too big....see page 12.

..........see page 12.

Each claim we handle is our greatest opportunity
to prove we deserve your business...see page 18.

numbers

.in written premium. A record....see page 8.

on December 31, 2003. See page 12.

Why regional offices work....see page 15.

Table of contents

Corporate Profile

The company, State Auto Financial Corporation ("STFC"), is a regional insurance holding company headquartered in Columbus, Ohio. STFC, through its six insurance subsidiaries, provides personal and commercial insurance for both the standard and nonstandard insurance markets. STFC's principal lines of business include personal and commercial auto, homeowners, commercial multi-peril, fire and general liability. Combined, the State Auto companies market their insurance products through approximately 22,400 independent agents, associated with approximately 3,400 agencies in 26 states. STFC and its subsidiaries are affiliated with State Automobile Mutual Insurance Company ("Mutual"), which owns approximately 66% of the company's outstanding shares.

STFC's insurance subsidiaries consist of State Auto Property and Casualty Insurance Company ("State Auto P&C"), Milbank Insurance Company ("Milbank"), Farmers Casualty Insurance Company, ("Farmers"), State Auto Insurance Company of Ohio ("SA Ohio"), State Auto National Insurance Company ("SA National") and Mid-Plains Insurance Company ("Mid-Plains"). An insurance pooling arrangement exists between various insurers in the State Auto group by which premiums, losses and underwriting expenses are shared by the pool participants. STFC receives 80 percent of this underwriting pool, while Mutual receives 20 percent in the aggregate.

STFC also has three non-insurer subsidiaries. Stateco Financial Services, Inc. ("Stateco") provides investment management services to the entire State Auto group of companies. Strategic Insurance Software, Inc. ("S.I.S.") develops and markets software designed to compete in the insurance agency management system market. Also, the company's 518 Property Management and Leasing, LLC ("518 PML") owns and leases real and personal property to STFC and affiliates.

With a commitment to responsible cost-based pricing, conservative investments and sound underwriting practices, STFC has maintained a healthy financial record since becoming a public company in 1991. Combined with its focus on providing outstanding customer service to policyholders and agents, State Auto has earned the reputation as one of the strongest and best managed regional insurance groups in the industry. State Auto has consistently received A.M. Best Company's A+(Superior) rating.

State Auto Financial Corporation is traded on the Nasdaq National Market System under the symbol STFC.

Financial Highlights

OF STATE AUTO FINANCIAL CORPORATION
(in millions, except per share data)

	2003	2002	2001*	2000*	1999*	1998
GAAP MEASURES						
Total revenue	$1,041.7	967.5	623.3	462.8	440.9	402.1
Net income	$ 63.6	37.0	20.6	47.7	42.8	37.5
Total assets	$1,836.7	1,593.0	1,367.5	898.1	759.9	717.5
Total stockholders' equity	$ 542.3	463.8	400.2	386.1	317.7	340.8
GAAP combined ratio(1)	98.2	102.4	107.0	98.4	96.0	97.3
PER COMMON SHARE (2)						
Basic earnings	$ 1.62	0.95	0.53	1.24	1.05	.89
Diluted earnings	$ 1.58	0.93	0.52	1.21	1.03	.87
Book value	$ 13.71	11.89	10.28	10.01	8.29	8.11
NON-GAAP MEASURES						
Total operating revenue(3)	$1,031.1	961.6	621.3	457.5	438.3	399.1
Plus net realized gain on investments	$ 10.6	5.9	2.0	5.3	2.6	3.0
GAAP Total revenue	$1,041.7	967.5	623.3	462.8	440.9	402.1
Net income from operations(4)	$ 56.7	33.2	19.3	44.3	41.2	35.6
Plus net realized gain on investments, less applicable federal income taxes	$ 6.9	3.8	1.3	3.4	1.6	1.9
GAAP Net Income	$ 63.6	37.0	20.6	47.7	42.8	37.5
PER COMMON SHARE (2)						
Basic earnings from operations(5)	$ 1.44	0.85	0.50	1.15	1.01	.85
Diluted earnings from operations(5)	$ 1.41	0.83	0.49	1.12	.99	.83


STATE AUTO FINANCIAL CORPORATION
State Automobile Mutual Insurance Company
Meridian Citizens Mutual Insurance Company
State Auto Property and Casualty Insurance Company
518 Property Management and Leasing, LLC
Stateco Financial Services, Inc.
Milbank Insurance Company
State Auto National Insurance Company
Strategic Insurance Software, Inc.
Farmers Casualty Insurance Company
Mid-Plains Insurance Company
State Auto Insurance Company of Ohio
State Auto Insurance Company of Wisconsin
State Auto Florida Insurance Company
BroadStreet Capital Partners, Inc.
Meridian Insurance Group, Inc.
Meridian Security Insurance Company
Meridian Citizens Security Insurance Company
Pooled Companies within the State Auto Group as of December 31, 2003.

Rated A+ Superior since 1954
A.M. Best Company

	1997	1996	1995*	1994
	363.0	345.1	333.5	254.4
	41.0	26.4	29.9	15.3
	664.4	605.4	579.2	487.3
	297.3	247.6	225.8	175.9
	94.6	100.5	97.8	103.3
	.99	.64	.73	.39
	.97	.63	.72	.39
	7.11	5.98	5.48	4.29
	359.9	342.3	331.7	252.8
	3.1	2.8	1.8	1.6
	363.0	345.1	333.5	254.4
	39.0	24.6	28.8	14.8
	2.0	1.8	1.1	0.5
	41.0	26.4	29.9	15.3
	.94	.60	.70	.36
	.92	.59	.69	.36

(1) Combined ratio is the loss and LAE ratio plus the expense ratio. GAAP ratios are computed using earned premiums for both the loss and LAE ratio and the expense ratio, and include the effect of eliminations in consolidation.

(2) Per common share adjusted for 1998 2-for-1 and 1996 3-for-2 common stock split effected in the form of a stock dividend. Earnings per common share amounts prior to 1998 are restated as required to comply with SFAS No. 128.

(3) Total operating revenue excludes net realized gains and and losses on investments from total revenue.

(4) Net income from operations excludes net realized gains and losses on investments, net of tax, from net income.

(5) Basic and diluted earnings from operations is net income from operations as defined above divided by the weighted average basic or diluted shares outstanding for the period, as applicable.

*Includes pooling changes effective October 1, 2001, January 1, 2000, 1999, 1998 and 1995.

Letter to our Shareholders



Robert H. Moone, President, CEO, and Chairman of the Board

We've titled your 2003 Annual Report "By the Numbers." That seemed appropriate for a year that was marked by some very interesting financial and performance data.

Let's start by looking at those figures that tell the most about the operations of your company – the combined ratio, sales growth and our expense ratio. Then we'll dig a little deeper into the issues that drove this performance.

We are extremely pleased to report that STFC's GAAP combined ratio was 98.2. This marks a return to underwriting profit, which is in no small measure a direct result of the total re-positioning of the Meridian book that came with the Meridian acquisition in mid-year 2001. By the end of 2002 (a short 18 months into the process), we could see palpable progress. And that continued over the course of 2003 to the point that most of the Meridian business is now integrated into the State Auto segment with a strong contribution to the excellent operating results.

It would be difficult to overstate just what a significant accomplishment that is. In an industry littered with the remnants of integrations gone awry, we are very proud of the efforts of our people who did the work that had to be done, yet retained strong relationships with our agency partners and the preponderance of the insurance clients who had been so hard won. In fact, so much of the business has been moved to the State Auto platform this will be our last report on Meridian as a specific business segment.

The results summarized above are even more noteworthy because 2003 was not benign from a catastrophe standpoint. In fact, "Cat 88," a series of early May storms, ravaged 17 of our operating states. This became the largest catastrophe dollar loss in the companies' history. The total dollar cost of Cat 88 to the State Auto Group was $51.8 million, with $39.6 million of that hitting STFC's books. The strategy of concentrating on geographic dispersion as we grew our written premium proved to be effective as the loss ratio impact of this catastrophe was mitigated to 4.1 loss ratio points. Not many years ago a "Cat" loss of this magnitude would have spelled an overall underwriting loss for the year. By the end of the third quarter 2003, we had overcome that significantly adverse event and posted positive underwriting numbers.

As illustrated graphically nearby, written premium continued to grow, albeit at a slower pace than the previous two years. During the latter half of the '90s the property/casualty insurance industry suffered serious self-inflicted wounds as a result of the so-called soft market cycle. For reasons known only to them, many companies began selling their service at less than cost and continued that practice until the financial bleeding became too severe to endure. Throughout this period, we "kept our powder dry" in anticipation of a market turn. When that turn occurred we were poised to exploit it by maintaining the open, consistent market we promise our independent agent sales force. As a benefit, for the period 2001 through 2003, we enjoyed the three largest years of internal growth in the company's history. Around mid-year of 2003, we began to notice a return of competition, which had somewhat of a dampening effect on growth, particularly growth generated by rate nourishment on our renewal book. Nonetheless, we have reason to believe there will be a continuation of solid written premium increases. And, should there be a return to irrational rate cutting, we'll again keep our eyes firmly riveted on the bottom line.

The expense ratio ticked up over the course of 2003. In a sense this was good news, because the key drivers of this expense increase were profit bonuses paid to our independent agency partners and to our employee group. From an operational standpoint, every office successfully held spending to less than budgets. Sharing profits with the people who worked so hard to make them a reality is a potent way to build loyalty and encourage successful behaviors.

In this time of governmental/regulatory reaction to a period of corporate scandals, it seems a few words about our governance practices are in order. In this report is a photo of your directors. More information about them is available on our Web site, www.STFC.com. We are exceptionally proud of the experience, intellect, energy, diversity and commitment they bring to the enterprise as they work on your behalf.

As presently constituted, the nine members of the board include six independent directors (as defined by NASDAQ and the SEC) and three non-independent directors. The Audit Committee, Compensation Committee, Nominating and Governance Committee and Independent Committee are comprised exclusively of independent directors. Each of these standing committees has a charter outlining its responsibilities and requiring an annual assessment of its effectiveness. The board holds an annual retreat and, at each of the quarterly board meetings, an executive session – excluding management directors. Your company has achieved a Corporate Governance Quotient of 85.5 from Institutional Shareholder Services (meaning ISS rates our governance to be better than 85.5% of the Russell 3000 companies).

Suffice it to say we are proud of our record and continue to work toward adopting recognized best practices in the corporate governance arena.

Since STFC's inception in 1991, your company has been rated A+ (Superior) by A. M. Best & Co., the premier rating agency for property and casualty insurers. STFC's parent and principal shareholder, State Auto Mutual, was recently recognized by Best as being one of only 15 companies (out of some 3,500) to have earned this prestigious A+ rating for fifty consecutive years. While the honor belongs to Mutual, it is important to note that the same emphasis on executing sound, conservative underwriting and financial strategies employed to merit and retain that rating, apply equally to STFC.

On behalf of the more than 2,000 State Auto associates and our over 22,000 agent partners, we offer our pledge to continue that execution as the key to outstanding performance and the creation of true shareholder value.

Robert H. Moone

Robert H. Moone, CPCU
Chairman of the Board
President and Chief Executive Officer

Statutory combined ratio STFC vs Industry



125
115
105
95
85
75
108.4
106.4
105.8
101.6
106.0
108.1
110.4
115.9
107.4
101.1 EST.
102.7
99.6
100.0
94.1
97.8
96.9
95.5
105.2%
102.3
98.6
Industry
STFC
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

STFC stock performance



1200
1000
800
600
400
200
0
STFC
S&P 500
S&P P&C Index
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Selected financial data as of 12/31/03

Market Price	$23.34
52-week high-low range	$26.90 -14.96
2003 basic/diluted earnings per share	$1.62/$1.58
P/E ratio	14.4x
Market capitalization	$923.3 million
Shares outstanding	39.6 million
Estimated float	13.3 million
Book value/share	$13.71
Price/book value	1.7x
Return on average equity	12.6%
Quarterly dividend	$0.040
Average daily trading volume	42,452 shares*

**Source: NASDAQ*

STFC

By the Numbers

GAAP Combined Ratio

98.2 -------- **The company's GAAP combined ratio for 2003 was 98.2%, marking a return to underwriting profitability, STFC's pre-eminent goal every year.**

After an impressive run of four years, 1997 through 2000, the company failed to make an underwriting profit in 2001 and 2002. 2003 marked the return to underwriting profitability as STFC posted a 98.2% GAAP combined ratio. Underwriting profitability is State Auto's overriding corporate goal. Property/casualty insurance companies can make a profit even when they spend more on claims and operating expenses than they collect in premium due to the generation of investment income. State Auto has always viewed adequate pricing and expense control – and hence an underwriting profit – as the immutable rule for producing long-term and consistent profits. The decision to achieve higher sales by simply lowering prices has led to more than one company's plunge into the red, a condition that, if prolonged, can lead to drastic reunderwriting and closed markets. State Auto's determination to make an underwriting profit every year rarely makes us the lowest priced product in the market, but it does make us one of the most consistent markets in our territories for both agents and consumers.

The investment in the Meridian acquisition in 2001, while creating a short-term deterioration in underwriting profitability, contributed heavily to a more than doubling in STFC's earned premium. The return to profitable combined ratios in combination with increased size has resulted in STFC producing record operating earnings in four of the last five quarters (as of fourth quarter 2003).

Commercial Lines

We have all heard the old saying, "Don't sweat the small stuff." We couldn't disagree more. We have built an entire underwriting operation around "sweating the small stuff." It was the relentless execution of underwriting fundamentals that steered our commercial lines operation to profit in 2003.

Over the past three years, we have focused on restoring rate adequacy to the commercial lines segment of our business, measuring our progress through a metric we call "premium per exposure." This continued focus on rate resulted in premium levels strong enough to endure record catastrophe losses in 2003, and still generate a commercial lines underwriting profit. Commercial lines catastrophe losses in 2003 were more than twice the amount incurred in 2002. Heavy wind storms in early May were particularly devastating. In response to changing weather patterns, we have increased deductibles for larger properties, particularly those in areas prone to wind damage. In some cases, we have applied percentage deductibles for wind and hail losses, which have the effect of applying a larger deductible for wind/hail damage, while preserving smaller ones for other losses, such as fire, vandalism and theft.

In 2003, our workers' compensation results began to decline. The insurance industry loss ratio historically has fluctuated more in this line of business than in most other lines. In our focus on stability, we have contained our workers' compensation writings so that they represent less than 10% of our commercial lines premium and around 3% of our total company volume. Still, we continue to apply responsible underwriting measures to restore this line to profitability.

continued on page 8

Net written premium growth percent 1992 - 2003 STFC vs Industry



As reported
STFC
Industry
600
500
400
300
200
100
595.2
568.4
346.0
234.2
242.2
216.0
181.4
EST.
163.7
156.7
147.0
142.9
143.2
123.6
108.3
117.9
132.6
104.0
121.4
125.9
110.8
114.1
106.1
1992
1993
1994
1995*
1996
1997
1998*
1999*
2000*
2001*
2002
2003

*Includes pooling changes in the pooling arrangement effective January 1 of 1995, 1998, 1999, 2000 and October 1, 2001.

Industry source: A.M. Best

Statutory loss and expense ratio



120%
100
80
60
40
20
0
Expense
Loss
102.7
99.6
100.0
94.1
97.8
96.9
95.5
105.2
102.3
98.6
28.2
31.0
27.3
28.9
29.4
29.5
27.0
27.8
29.2
30.7
74.5
68.6
72.7
65.2
68.4
67.4
68.5
77.4
73.1
67.9
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Statutory Loss Ratio =
Ratio of loss and loss expenses to net earned premiums

Statutory Expense Ratio =
Ratio of underwriting expenses to net written premiums

continued from page 6

Last year, we made much progress in moving the Meridian business from the former Meridian policy issuance computer system to the State Auto system. All but two of the 16 states had at least begun this transition and we have already completed the process in some of our states. The two remaining states are scheduled to begin the conversion in the first half of 2004. As a result of having all business on one "platform," we will be able to underwrite our business more efficiently and more effectively review those accounts in need of attention.

Personal Lines

Private passenger auto (PPA) was profitable in 2003. As STFC's leading product by volume, profitability in this line is critical to achieving our overall combined ratio goal. Heading into 2003, concerns about deteriorating private passenger auto liability results made reversing this trend a high priority for personal lines underwriters throughout the company. While we aren't completely satisfied with our efforts in this regard, we finished 2003 with improved experience in the PPA liability coverages. We will continue to promulgate rate increases and apply underwriting changes in order to bring this coverage to the desired performance level. Part and parcel of our liability experience was the poor personal injury protection (PIP) results. Not available in all of our states, PIP coverage cannot be underwritten, so the key to improving PIP results falls strictly to rate relief.

Writing profitable homeowners business remains, perhaps, the industry's biggest underwriting challenge, and State Auto would agree. While we ended the year with a loss in the homeowners line, the trend line was moving in the right direction as we headed out of 2003. If catastrophes are removed from the year's total HO loss experience, STFC would have shown a profit in the line. And, most encouragingly, homeowners delivered a healthy profit in the second half of the year (when Cat losses were minimal). Our underwriting approach is consistent and our risk selection at the branch level is sound. Pricing remained strong in 2003 and we plan to remain aggressive throughout 2004, though the overall percentage of rate increases will be somewhat lower than in previous years.

Personal lines grew by almost 10% in 2003. We continued to be an open market for account homeowners business and private passenger auto. Our most impressive personal lines growth - both in terms of numbers and profitability - continues to be with those consumers who qualify for our PRIME of Life Program. This program provides both coverages and discounts for insureds over the age of 45 when we write both their auto and home.

Sales volume

$987 million ------**in written premium.**

2003 was a strong growth year for STFC, achieving total written premium of a record $987 million. The diligence and discipline we demonstrated in properly pricing our insurance products during the long soft market of the 1990s was rewarded during the hard market we have experienced for the better part of the new millennium. While other companies struggled to regain pricing equilibrium while maintaining market share, STFC was able to keep its doors open and remained a friendly market for our agency partners. The company continued its emphasis on sales training and introduced a thorough branch sales review program, completed in early 2003. Results from this review were shared with the branches and steps were taken to improve on the results for the balance of 2003 and beyond.

The addition of the personal lines sales specialist position has had an impressive impact on the company's personal lines sales results. STFC finished the year with 29 associates in the specialist role throughout our 10 branches. We are adding more specialists in early 2004. Working closely with our agency partners in cross selling current accounts and prospecting new business, the personal lines sales specialists have proven instrumental in getting personal lines sales back on track for STFC.

State Auto has had senior commercial specialists in the field for over a decade. These underwriters have binding authority and provide State Auto with the opportunity to "look before we buy" risks presented by agents and consumers. With more and more companies closing offices and pulling underwriters out of the field, our current organization make-up allows for continued close personal relations with our agency partners – relationships they favor through increased new business opportunities.

The PaceSetter program is the premier new agent training program in the country. It offers new agents an intense, two-week classroom experience in the home office, where they learn both the State Auto underwriting philosophy and effective selling techniques. PaceSetter also provides each graduate with a sales coach for one year after the conference ends. The coaches not only teach and provide encouragement, they also closely monitor the strict prospecting and sales requirements demanded of PaceSetter graduates. It is this ongoing, one-on-one attention that makes the PaceSetter program unique in our industry. The 12 classes of PaceSetter that have completed the program over the past seven years have produced over $19 million in premium for State Auto companies.

From training our associates in sales techniques, to working with our agency partners daily in their offices, to training the next generation of agents to represent our companies, 2003 was a solid sales year for STFC. The numbers speak for themselves.

Agency appointments

69------ We appointed 69 new agencies in 2003. The quality and strength of our independent agency force has never been more impressive and new agencies are an important element of our growth strategy.

If the appointment of 69 agencies throughout 26 states doesn't sound like a big number for a billion-dollar insurance group, you're right. State Auto is a premier regional insurance carrier. Yet, we have never chosen to flood our markets with agents. In any given year, we turn down far more agencies who contact us about an appointment than we actually appoint. Conversely, we proactively prospect far more agencies during the year than are offered a State Auto agency agreement. We would rather select the best agencies we can in all of our territories than take a chance that any of our appointments will under-perform in the service or front-line underwriting arenas. We take this approach in order to protect the integrity of the company, the franchise value of our name and, ultimately, the return on the shareholder's investment.

continued on page 10

Stockholders' equity



$550
500
450
400
350
300
250
200
150
100
50
0
(in millions)
175.9
225.8
247.6
297.3
340.8
317.7
386.1
400.2
463.8
542.3
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Book Value*

(Per Common Share Outstanding)



$14
12
10
8
6
4
2
0
4.29
5.48
5.98
7.11
8.11
8.29
10.01
10.28
11.89
13.71
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

*Book Value = Ratio of total stockholders' equity to total number of common stock shares outstanding continued from page 9


State Auto's AgentSite Customer Sevice - Home Page - Microsoft Internet Explorer provided by State Auto Insurance
https://echannel.stateauto.com/agentsite/custserv/tabdetail.asp
Agent$ite
netXpress
Home |Contact Us |Help
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Policy
WebSemci/BOP
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Agencies considered for appointment are put through a rigorous – and lengthy – due-diligence. We make sure a member of State Auto management visits with each agency prospect during this process. (Agency principals often visit with multiple management members. In addition, where feasible, prospective agents visit branch or home office facilities to meet the associates they would be working with if a partnership is formed.) We look at the relationships the agency currently has with other carriers. We want to know how State Auto will fit into the agency's business equation and how much business will be placed within the agency. We look into loss ratios to see how the agency is faring with its current companies. We thoroughly investigate the agency's financials, ensuring that we will be dealing with an ongoing, profitable enterprise. We secure information on each of the licensed individuals within the agency to confirm they can fulfill their fiduciary responsibilities. In short, we conduct a thorough, exhaustive study of every prospect. We aren't as concerned about the number of appointments as we are the quality of apointments. And the proof is in the profit numbers.

AgentSite

1 million

Agents and employees paid more than 1,000,000 visits to AgentSite in 2003, a reflection of the Web site's growing versatility and usefulness as an insurance tool.


AgentSite
www.stateauto.com/Agentsite

With well over one million visits logged in 2003, State Auto's AgentSite has become a vital source of information for both company associates and independent agencies. Over the past year, the site added many popular new features, including payment and claim status, agency experience and incentive travel reports, policyholder documents (such as declaration pages), manuals, forms and other applications that assist agents in selling our products and providing service to customers.

With this handy information online, the quantity of paper documents that traditionally have been mailed to agents was reduced. Agents also saw increased efficiencies, as instant online access eliminated sorting and filing by their personnel and allowed them to provide better customer service to policyholders. To make the process even more efficient for our agency partners, State Auto worked with three major agency management systems so that agents using these systems can link directly into AgentSite. No additional passwords are required, streamlining their workflow.

As one agent noted recently, "I love AgentSite. I'm out there all the time. When your company reps come into our office to tell us about new rates or other State Auto information, I already know because I've seen it on AgentSite. And, I can link to AgentSite directly from my agency management system."

With electronic upload of new, personal lines business hovering at 50%, State Auto introduced a new, online rating and submission system late in 2003 called NetXpress. Accessed from AgentSite, it also allows agen-cies to submit policy changes, print applications and other necessary forms, and access other supplementary rating tools. Plans call for NetXpress to be available in most of the company's 26 operating states during 2004.

An acknowledged leader in agency-company electronic communication, State Auto earned the ACORD* "Upload Company of the Year" award for the second straight year, and the third time in six years. The award is given to the company with the most total upload implementations during the year. ACORD is a global, nonprofit insurance association whose mission is to facilitate the development and use of standards for the insurance, reinsurance and related financial services industries.

continued on page 12

**Association for Cooperative Operations Research and Development*

Total assets



1900
1800
1700
1600
1500
1400
1300
1200
1100
1000
900
800
700
600
500
400
300
200
100
0
(in millions)
487.3
579.2*
605.4
664.4
717.5*
759.9*
898.1*
1,367.4*
1,593.0
1,836.7
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

* Reflects changes in the pooling arrangement effective January 1 of 1995, 1998, 1999, 2000 and October 1 of 2001.

Total operating revenue[1]



Earned Premiums
Net Investment Income
Other Income
252.8
331.7*
342.3
359.9
399.1*
438.3*
457.5*
621.3*
961.6
1,031.1
$1200
1000
800
600
400
200
0
(in millions)
5.3
22.2
225.3
6.9
28.4
296.4
8.0
29.8
304.5
8.8
31.1
320.0
10.4
32.5
356.2
12.0
34.3
392.0
20.6
38.9
398.0
18.7
47.4
555.2
5.3
59.7
896.6
5.9
64.6
960.6
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

* Reflects changes in the pooling arrangement effective January 1 of 1995,1998,1999, 2000, October 1, 2001.

[1] Refer to the chart on pages 2 and 3 for reconciliation to GAAP Total Revenue

continued from page 11 11

Return on equity and book value

12.6%------ Our return on equity. We have outperformed the industry in this category every year since 1991.

15.3%----- STFC's book value per common share increased over 2002.

These critical measurements of shareholder value indicate that our shareholders are, indeed, getting value.

STFC produced a 12.6% return on equity for 2003. STFC has provided shareholders with double digit return on equity in seven of the last ten years (see chart on page 13). STFC's return on equity has outperformed the industry return on equity every single year since the initial public offering in 1991. STFC's commitment to shareholder value has resulted in our GAAP equity increasing at a strong compound average growth rate of 15.0% since the IPO.

Total STFC assets

$1.84 billion ------ Total assets reached $1.84 billion at year-end 2003

STFC's total assets rose to a record high $1.84 billion at year-end 2003, a 15.3% increase over the $1.59 billion recorded at the end of 2002. This growth occurred as a result of the company's profitable operations, an increase in the financial markets and the issuance of $100 million of senior debt.

Approximately 85.0% of the company's total assets are invested in publicly traded, marketable securities, i.e., stocks and bonds. The pie charts on page 13 show the distribution of the company's assets and the bond portfolio.

Approximately 88.3% of the company's investable assets are fixed-income bonds. Within the bond portfolio, 41.8% is invested in U.S. Government and Government Agency bonds. The remaining 58.2% is made up of corporate bonds and tax-free municipal bonds. The bonds in our portfolio carry an average investment rating of AA+, indicative of a conservative investment policy that dictates the purchase of only investment grade bonds.

Our exposure to common stocks increased during 2003 as a result of an above average total return on invested assets and an increase of available funds allocated to this class of assets by the Investment Committee of the board of directors. The stock market reversed a three year decline in 2003 and stock investors were rewarded with significant gains. The company's equity portfolio experienced a total return of about 25% for the year, slightly less than the return of the S&P 500. The market was led by technology and small-cap issues, most of which pay no dividend. Company policy requires that all stock investments be in companies that pay a dividend, that have a history of regular increases in dividends and have real earnings that are also increasing.

On the bond side, interest rates declined to levels that have not been experienced in 40-plus years. As a result, the company's yield declined as the value of its holdings increased. The profitable operations of the company dictated a shift in the bond portfolio to increased exposure to tax-free bonds.

Stock price

$23.34 ------ STFC's closing price on December 31, 2003.

The performance of STFC's stock price has reflected the company's consistent and steadfast commitment to profitability, overwhelming service and building shareholder value. During 2003, STFC's stock price increased 50.6%. Since going public, STFC has produced a compound average annual growth rate of 20.6%, a healthy return for a relatively conservative, solidly capitalized financial sector stock. While past results cannot guarantee future performance, the strong, disciplined fundamentals that have been STFC's hallmark and produced these outstanding results remain firmly in place entering 2004.

continued on page 14

Bond portfolio
$1.42 billion


S. Government and
overnment Agencies
41.8%
Corporates
7.4%
Municipals
50.8%

Return on equity STFC vs Industry

Industry source: A.M. Best


20%
15
10
5
0
-5
14.9%
15.0%
13.0%
13.6%
11.0%
11.8%
12.6%
8.6%
9.0%
9.3%
11.6%
8.7%
8.5%
5.2%
7.0%
EST.
5.6%
6.0%
5.9%
2.2%
-1.2%
As reported
STFC
Industry
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Cumulative total shareholder return*


$1200
1100
1000
900
800
700
600
500
400
300
200
100
1,178
806
800
776
774
598
488
429
409
222
203
169
112
*Value of $100 invested on
June 28, 1991 including
reinvested dividends.
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Asset distribution
$1.84 billion


Accrued Income
and Misc. Assets
12.8%
Cash and
Cash Equivalents
2.2%
Stocks
7.6%
Bonds
77.4%

continued from page13 12

Corporate governance quotient

85.5 ------ Our corporate governance quotient, better known as CGQ, is 85.5.

Corporate governance refers to the measures a corporation puts in place in order to regulate itself and help ensure accountability for and transparency of its financial and operational results for the benefit of the owners of the corporation. The rules and laws that led to increased scrutiny of governance procedures and policies arose out of the ethical lapses of top management at several major corporations in the United States.

State Auto's corporate governance efforts include ensuring a strong majority of independent directors on the board. The audit, compensation, nominating and governance committees and standing independent committee consist of only outside, independent directors. Each standing board committee has a charter which sets forth certain fundamental rules and powers of the committee. Each committee's charter is a public document, available at www.STFC.com. Also, the company has adopted governance guidelines which are a statement of standards by which the board of directors will conduct itself in fulfilling its responsibilities to the owners of the company. Among other internal rules set forth in the governance guidelines, one prescribes that the board of directors meets with only independent directors present at least twice a year. Another is that the board will evaluate its performance annually. These are but two of the standards of behavior to which the directors have subjected themselves pursuant to the governance guidelines. The full story is available at www.STFC.com. You are encouraged to review this material.

State Auto Financial Corporation's governance structure is formally rated by an organization called Institutional Shareholder Services (ISS). ISS has created a corporate governance rating system it is applying to public companies, with the goal that shareholders will have an opportunity to compare one public company's governance with that of other public companies should that company's governance be a factor in an investment decision. ISS gives companies a Corporate Governance Quotient™ or CGQ™, based on the company's response to approximately 60 questions that pertain to the following broad areas: board composition, committees' composition, charter and bylaws of the company, domiciliary state law provisions, board procedures, the audit process, executive and director compensation, executive and director stock ownership, qualitative factors (e.g., mandatory retirement age for directors, term limits for directors, performance reviews of the board, executive sessions of directors), and director education. As of March 15, 2004, STFC's CGQ™ was 85.5 which means its assessment of STFC's governance outperformed assessments of 85.5% of the companies in the Russell 3,000 index. STFC's industry ranking was 77.9 which means it outperformed 77.9% of the companies in the insurance group, as categorized by ISS.

State Auto's governance materials set a tone of responsibility to, and respect for, the owners of the company. The corporate governance processes and policies implemented by the company and its directors merely reflect behaviors and traits engrained in the State Auto culture for many years. These behaviors and traits, which we call our Core Values, are listed above as they appear on printed materials and computer screens throughout our company.

State Auto's Core Values

- **Fairly price and ethically sell useful insurance products.**
- **Treat every transaction with absolute honesty and integrity.**
- **Extend dignity and respect to everyone.**
- **Encourage innovation.**
- **Fully utilize every person's talents.**

O... Branch and Regional offices


STATE AUTO

Milbank Regional Office

Nashville Regional Office

Companies of any appreciable size that cover extensive territory invariably confront the difficult choice: to centralize, to decentralize or to find that Goldilocks' compromise that allows them to be a bit of both. State Auto has faced that choice virtually since its founding in 1921 (when functioning at opposite ends of Ohio was more than enough challenge). But it's always been an easy choice for us.

"We're a regional insurance company," says Cathy Miley, one of two vice presidents of regional operations for State Auto Financial Corporation. "We understand the advantages of centralizing functions, and we've done that with our smaller claims handling and policy processing operations. But to service our agents and our policyholders in the most effective and profitable way, we know we need to have field and branch offices in the midst of our customers, staffed by people who know the politics, understand the market and can literally reach out to our partners when they need us."

Miley's group of branches include the Southern, Milbank (SD), Nashville, Eastern and Indianapolis Regional Offices. Of those, the Southern Regional Office covers the most territory – seven states – but SRO Manager Larry Wilson, 35 years with State Auto, says the agents are close to State Auto and close to each other. "You know why the regional approach works? First, we really like these folks we work with, and they really like us. It sounds simplistic, but you tend to shoot pretty straight with the people you call friends. Agents are independent business men and women operating in a very competitive business. They want to know that they can wake up tomorrow and one of their best companies is still there, providing great products and consistent service." Wilson says that the vagaries of the market – roller coaster pricing and market climate underwriting – have never been the State Auto way. "Agents know we're serious when we tell them, 'We are demanding underwriters and exceptional claims handlers. We're rarely going to be your lowest priced – but we're going to be your best company.' "

The Indianapolis Regional Office (IRO) services the states of Indiana and Illinois. Joel Brown runs this newest STFC regional office, formerly the home of recently acquired Meridian Insurance Companies. Brown says the competitions' headlong rush to centralize has made State Auto more attractive then ever. "Our agencies appreciate State Auto's commitment to this region. A regional office has the advantage of knowing the marketplace and knowing the competitors and can react more quickly to changes in the insurance environment. Agencies like to know who they are doing business with, and a regional office provides that opportunity."

Milbank, South Dakota, is a friendly town of 3,000 that seems even smaller to the first time visitor. This is home to the Milbank Regional Office (MRO), formerly the headquarters of Milbank Insurance Company, acquired by the State Auto Companies in 1993, two years following the creation of STFC. "The Milbank office can trace its insurance roots back 100 years," says manager Russ Fischer, whose accent reveals his Eastern upbringing but whose heart is mainly on the plain. Fischer has been State Auto Milbank's only branch manager. "We've been a beacon, a predictable, dependable business partner to our agents. When State Auto acquired Milbank, I think a lot of folks were waiting for the other shoe to drop. It never dropped. We're still here...only four times bigger and 20 points more profitable. Ask our agents if they think it makes a difference that we're here instead of New York or San Francisco or Zurich." Milbank services agents in North Dakota, Minnesota and Utah as well as South Dakota.

The Eastern Regional Office, located in the Columbus Home Office, manages three states. Ben Blackmon grew

continued on page 16


State Auto

Cincinnati Regional Office

up in one of those states, Maryland - West Virginia and Pennsylvania being the other two - and worked in his family's agency before joining State Auto. Blackmon would point out that his states may form a region, but their dissimilarities make his job challenging, fun and necessary. "I know some companies use a global approach to marketing, but I can't fathom that something as complicated and important as insurance can be designed and managed one way and satisfy both the customer from the Eastern Shore and the customer at the foot of the Appalachians."

George Furlong agrees with Blackmon that market diversity is the challenge and the joy of running his bailiwick, the Nashville Regional Office (NRO). "We manage seven states. You almost never have seven states behaving just the way you want them to. And if we tried to treat them all the same, I'm not sure any of them would behave, period." But, Furlong and his staff have figured something out. NRO has consistently been among the companies' most profitable and fastest growing regions.

Cathy Miley's counterpart, Steve Hazelbaker, has responsibility for the Cleveland, Cincinnati and Lacrosse branches and the Central and Des Moines regional offices. He believes that allowing smaller offices to have a strong say in underwriting and sales decisions creates two advantages. "When you make the rules and set the goals, you have fewer excuses for failing to meet them. And when you realize you're in an elite and competitive group - (meaning those who manage the branches) - you keep that edge that makes you work harder and smarter. I haven't met a branch manager who doesn't believe his or her operation is the best...or on its way to being the best."

Don Spickler manages Cleveland, the company's smallest and first branch office. The importance of being a physical presence in the area is obvious to him. "The Cleveland Branch serves 175 agencies in a seven-county area. The close proximity to our agency force is a tremendous advantage, especially since many of our competitors have consolidated or centralized their offices, moving away from Cleveland. We have a long and successful history up here. And, believe me, Cleveland is not Cincinnati or Columbus or Columbia. If you want to be successful in any city, you need to live in it, understand it, embrace it.

Branch and regional offices	**# employees**	**2003 loss ratio**	**2003 premium volume (in millions)**[2]
Central Regional	127	64.0	$157.0
Cincinnati Branch	67	53.9	119.2
Cleveland Branch	50	52.1	66.6
Des Moines Branch	35	53.5	33.7
Eastern Regional	99	70.6	133.0
Indianapolis Regional	62[1]	54.0	124.5
Lacrosse Branch	32	51.2	40.0
Milbank Regional	90	51.3	119.1
Nashville Regional	129	81.0	204.3
Southern Regional	169	53.8	87.8

(1) This number does not include a claims staff. IRO claims are handled by the corporate claims staff.

(2) These are State Auto Group numbers


2955
STATE AUTO
Insurance Companies
MERIDIAN CENTER

Indianapolis Regional Office



Cities are like snowflakes...they're all beautiful in their own way, and no two are exactly alike. And we know snow in Cleveland."

At the opposite end of Ohio is the Cincinnati Branch, managed by Jim Wilkerson. Hamilton County has the largest concentration of branch business, but Wilkerson's staff also serves western and central Kentucky. "We're in two states and, yes, there are differences in the Kentucky and Ohio insurance environments. But there's not that much difference in the way the agents and their policyholders want to be treated." The branch's close and successful business partnerships with its agents can be credited in part to the long and successful history State Auto has had in both Kentucky and the Cincinnati area. And things have never been better: the branch enjoyed a combined ratio of 88.3 on $119 million in sales in 2003.

The Central Regional Office (SRO), which manages Ohio between Cincinnati and Cleveland, as well as Michigan, was housed until recently in the Columbus Home Office. Jean Reynolds, CRO manager, says "moving out" has been easier than some of her staff had imagined. "We have a great headquarters in Columbus, but we're a branch and that means we have unique goals and territorial challenges.

"We only moved a mile away, but that separation has strengthened our branch persona and reminded us we do have a special constituency."

The Des Moines (DBO) and La Crosse Branch Offices (LBO) oversee newer company territories. State Auto acquired State Auto Insurance Company of Wisconsin (formerly Midwest Security Insurance Company) in Wisconsin in 1997 and Farmers Casualty Insurance Company in Des Moines in 1999. Managers Lester Brue in DBO and Kevin Kelley in LBO have taken a good thing and made it better. "We acquired State Auto Wisconsin because it was easier to buy a book of business than to create one from scratch," says Kelly. "Frankly, that book needed some attention. It's important to understand the market and the agent, and we can't pretend we had it down pat right away, but look at it now; we've become a very profitable operation." The same can be said about the Des Moines Branch Office, which manages Iowa and Kansas. Brue and his staff posted a strong 2003. "We've worked hard – and so have our agents. State Auto's emphasis on underwriting at every level, including the front line (agents) has made the difference. But you can't just tell folks this will happen. You have to work with them. The regional concept of running an insurance company makes this partnership approach possible."

227,000

claims...and each one matters.



Claims Contact Center in Columbus, Ohio

During 2003, State Auto claims people received in excess of 227,000 claim assignments. This number includes not only the day in and day out assignments, but also surges of claims generated by storms. In fact, during 2003, State Auto claims people worked through claims that arose out of the largest "Cat" in company history.

Claim handlers can not allow themselves to get caught up in the cumulative numbers or fall into the trap of thinking of their open claims as just a stack of files. They must see each claim for the individual trauma that it is. Each claim represents an event where something has gone wrong in an insured's life. It could be damage to a car. There might have been wind or fire damage to her home. It might have involved an event that interrupted the normal course of his business, thereby affecting only the insured or the insured's employees.

It does not matter if the claim is large or small. It is important to the insured, which makes it important to the State Auto claims person.

State Auto's commitment to providing excellent claims service is not new to the company. In establishing the company, founder Bob Pein made a promise of providing "prompt and satisfactory service in the settlement of all claims." The State Auto claims person of 2003 fully understands this tradition and is dedicated to its preservation and improvement.

Working through independent agents as we do, it often happens that the first State Auto employee an insured meets is the claims person. When they meet, something unfortunate has happened to the insured. Many times, the loss is the first claim the insured has ever experienced. This first contact is very important. We want the first impression to be one of a competent, caring person who is there to help the insured return to that condition or state prior to the loss. We want to let the insured know what is and is not going to happen as the claim progresses.

State Auto's service to its policyholders does not stop there. We work with them at every step using our background and expertise to make a bad situation as bearable as we can, often turning it into a positive experience.

It is one thing for us to talk about how well we do our jobs. It is more meaningful to let some of our customers talk about our performance, as they often do in letters they have written to and about our claims handlers.

From a Wisconsin insured: "I have never been in an accident and had no idea what to do. When I called State Auto I was reassured. The claims handler was extremely helpful. In less than one week, my car was fixed. He took the time to explain every detail and for that I am eternally grateful."

From a Kentucky insured: "Thank you for being so quick, thorough and understanding. You gave us excellent service during our claim. You took all the worry from me and handled the situation very professionally and to my satisfaction."

From a Wisconsin insured: "Although the situation of my car accident was very frustrating, (the claims handler) has been wonderful! I feel like I am being taken care of and that my wellbeing is important to you. (She) has been so friendly, prompt and effective. This may sound 'cheesy' but I am truly proud to have insurance through State Auto.... I feel like a person, not a number. Thank you."

From a Pennsylvania insured "(The claims handler) was so very helpful during my claim ... in suggesting ways for beginning clean-up, equipment recovery, names and numbers of cleaning companies, and the most important characteristic of all, I could tell that I was not just another insurance claim to him. I can not thank him enough."

Each of the over 227,000 claims that State Auto claims people took care of during 2003 began with one person in need and a team of people dedicated to solving that one person's problem. We like to think we came close to making 227,000 people feel good about our company and our claims handling.

Board of Directors



seated, from left: **Richard K. Smith**, retired partner, KPMG LLP; **Urlin G. Harris**, retired executive vice president and treasurer, State Auto Insurance Companies; **Robert H. Moone**, president and CEO, chairman of the board; **S. Elaine Roberts**, president and chief executive officer, Columbus Regional Airport Authority.

standing, from left: **John R. Lowther**, senior vice president, secretary and general counsel; **David J. D'Antoni**, senior vice president and group operating officer, Ashland, Inc.; **William J. Lhota**, principal, Lhota Services, retired executive vice president, American Electric Power; **Paul S. Williams**, executive vice president, chief legal officer and secretary, Cardinal Health, Inc.; **Paul W. Huesman**, consultant and retired president, Huesman-Schmid Insurance Agency, Inc.

Senior Officers

Robert H. Moone, 60
president and CEO,
chairman of the board

Steven J. Johnston, 44
senior vice president,
treasurer and CFO

John R. Lowther, 53
senior vice president,
secretary and general counsel

Mark A. Blackburn, 52
senior vice president

Terrence L. Bowshier, 51
vice president

James E. Duemey, 57
vice president and
investment officer

William D. Hansen, 38
vice president

Steven R. Hazelbaker, 48
vice president

Terrence P. Higerd, 59
vice president

Noreen W. Johnson, 55
vice president

Robert A. Lett, 64
vice president

John B. Melvin, 54
vice president

Cathy B. Miley, 54
vice president

Richard L. Miley, 50
vice president

Paul E. Nordman, 46
vice president

John M. Petrucci, 45
vice president

Cynthia A. Powell, 43
vice president

Index to Form 10K Annual Report for the year ended December 31, 2003

[1] Exhibits as noted at item 15(c), other than those exhibits identified in this Index, and the financial statement schedules at item 15(d) have been omitted from the reproduction of this Form 10-K. For the omitted exhibits and schedules, see our Form 10-K Annual Report for the year ended December 31, 2003, as filed with the Securities and Exchange Commission, a copy of which is available on the SEC's website at www.sec.com. Copies of the omitted exhibits and schedules are also available on our website at www.stfc.com under "SEC Filings."

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[x] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2003
or

[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to ____________

Commission File Number 0-19289

STATE AUTO FINANCIAL CORPORATION

State of Incorporation: Ohio
I.R.S. Employer I.D. No.: 31-1324304

Address of Principal Executive Offices: 518 East Broad Street, Columbus, OH 43215-3976
Telephone: 614-464-5000

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Shares, without par value: 39,711,913 shares were outstanding at March 5, 2004

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. __X___

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).
Yes _X_ No _____

As of June 30, 2003, the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value (based on the closing sales price on that date) of the voting stock held by non-affiliates of the Registrant was $292,274,383.

DOCUMENTS INCORPORATED BY REFERENCE

1. Portions of the Registrant's Proxy Statement relating to the annual meeting of shareholders to be held May 28, 2004 (the "2004 Proxy Statement"), which will be filed within 120 days of December 31, 2003, are incorporated by reference into Part III of this Form 10-K.

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical facts, included in this Form 10-K of State Auto Financial Corporation ("State Auto Financial" or "STFC") or incorporated herein by reference, including, without limitation, statements regarding State Auto Financial's future financial position, business strategy, budgets, projected costs, goals and plans and objectives of management for future operations, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "project," "believe" or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements speak only as the date the statements were made. Although State Auto Financial believes that the expectations reflected in forward-looking statements have a reasonable basis, it can give no assurance that these expectations will prove to be correct. Forward-looking statements are subject to risks and uncertainties that could cause actual events or results to differ materially from those expressed in or implied by the statements. For a discussion of the most significant risks and uncertainties that could cause State Auto Financial's actual results to differ materially from those projected, see "Forward-Looking Statements; Certain Factors Affecting Future Results" in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations." Except to the limited extent required by applicable law, State Auto Financial undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

ITEM 1. Business

(a) General Development of Business

State Auto Financial is an insurance holding company formed in 1990 and headquartered in Columbus, Ohio. STFC engages primarily in the property and casualty insurance business through its wholly-owned subsidiaries, State Auto Property and Casualty Insurance Company ("State Auto P&C"), Milbank Insurance Company ("Milbank"), Farmers Casualty Insurance Company ("Farmers"), State Auto Insurance Company of Ohio ("SA Ohio"), and State Auto National Insurance Company ("SA National"). Farmers owns 100% of the outstanding common shares of the property-casualty insurer, Mid-Plains Insurance Company ("Mid-Plains").

Approximately 66% of State Auto Financial's outstanding common shares are owned by State Automobile Mutual Insurance Company ("Mutual"), an Ohio mutual property and casualty insurance company organized in 1921. Mutual owns 100% of the outstanding common shares of property-casualty insurers, State Auto Florida Insurance Company ("SA Florida") and State Auto Insurance Company of Wisconsin ("SA Wisconsin"). Mutual is also the sole owner of Meridian Insurance Group, Inc. ("MIGI"), an insurance holding company with two wholly-owned property and casualty insurance subsidiaries: Meridian Security Insurance Company ("Meridian Security") and Meridian Citizens Security Insurance Company ("Meridian Citizens"). In 2001, Mutual merged with Meridian Mutual Insurance Company ("Meridian Mutual"), with Mutual continuing as the surviving corporation, and in a substantially concurrent transaction Mutual acquired the outstanding shares of MIGI. MIGI is also a party to an affiliation agreement with the property-casualty insurer, Meridian Citizens Mutual Insurance Company ("Meridian Citizens Mutual"). Meridian Security, Meridian Citizens, and Meridian Citizens Mutual are hereafter referred to collectively as the "MIGI Insurers," and together with MIGI, they are hereafter referred to collectively as the "MIGI Companies."

Another wholly-owned subsidiary of STFC is Stateco Financial Services, Inc. ("Stateco"), which provides investment management services to affiliated insurance companies. STFC also owns Strategic Insurance Software, Inc. ("S.I.S."), a developer and seller of insurance-related software. The limited liability company, 518 Property Management and Leasing, LLC ("518 PML"), whose members are State Auto P&C and Stateco, owns and leases real and personal property to affiliated companies. The results of operations of S.I.S. and 518 PML are not material to the total operations of STFC.

State Auto Financial and its wholly owned subsidiaries, State Auto P&C, Milbank, Farmers, SA Ohio, SA National, Mid-Plains, Stateco, S.I.S., and 518 PML, are collectively referred to as the "Company."

State Auto P&C has participated in a quota share reinsurance pooling arrangement with Mutual since 1987 (the "Pooling Arrangement"). The participants in the Pooling Arrangement currently are State Auto P&C, Mutual, Milbank, SA Wisconsin, Farmers, SA Ohio, and SA Florida, collectively referred to hereafter as the "Pooled Companies." State Auto P&C, Milbank, Farmers and SA Ohio are collectively referred to hereafter as the "STFC Pooled Companies." Effective January 1, 2003, the pooling percentages were modified as follows: Mutual (18.3%), State Auto P&C (59%), Milbank (17%), SA Wisconsin (1%), Farmers (3%), SA Ohio (1%) and becoming party to the agreement on this same date, SA Florida (0.7%). See "Pooling Arrangement" in the "Narrative Description of Business." The Pooled Companies, SA National, Mid-Plains and the MIGI Insurers are collectively referred to as the "State Auto Group."

The insurers in the State Auto Group write a broad line of property and casualty insurance, including standard personal and commercial automobile; nonstandard personal automobile; homeowners; commercial multi-peril; workers' compensation; general liability and fire insurance through approximately 22,400 independent insurance agents associated with approximately 3,400 agencies in 26 states and the District of Columbia. The State Auto Group's insurance products are marketed primarily in the central and eastern parts of the United States, excluding New York, New Jersey and the New England States.

(b) Financial Information about Segments

The Company currently operates in three insurance segments. Prior to 2003, it operated in four segments: the State Auto standard insurance segment, consisting of the business operations of the STFC Pooled Companies; the State Auto nonstandard segment, consisting of the business operations of SA National and Mid-Plains; the Meridian standard segment, consisting of the standard insurance business of the former Meridian Mutual, and the Meridian nonstandard segment, consisting of the nonstandard business of the former Meridian Mutual. Effective January 1, 2003, the Meridian nonstandard segment is included in the State Auto nonstandard segment as the results of this segment no longer meet the quantitative thresholds for separate presentation as a reportable segment. Financial information about all these segments is set forth in Note 15 to the Company's Consolidated Financial Statements, included in Item 8 "Financial Statements and Supplementary Data." Additional information regarding the Company's insurance and non-insurance segments is provided in "Narrative Description of Business."

(c) Narrative Description of Business

Property and Casualty Insurance

Pooling Arrangement

The Pooled Companies are parties to an intercompany Pooling Arrangement under the Reinsurance Pooling Agreement Amended and Restated as of January 1, 2000, as amended by the First, Second, Third and Fourth Amendments (the "2000 Pooling Agreement"). The Pooling Arrangement covers all the property and casualty insurance written by the parties, except voluntary assumed reinsurance written by Mutual and catastrophe inter-company reinsurance written by State Auto P&C. Under the terms of the Pooling Arrangement, each of the STFC Pooled Companies, SA Wisconsin and SA Florida cede premiums, losses and expenses on all of their business to Mutual; in turn, Mutual cedes to each of the Pooled Subsidiaries, SA Wisconsin and SA Florida a specified portion of premiums, losses and expenses and Mutual retains the balance (Mutual, SA Wisconsin and SA Florida are hereafter collectively referred to as the "Mutual Pooled Companies.").

The following table sets forth a chronology of the participants and their participation percentage changes that have occurred in the Pooling Arrangement since it became effective on January 1, 1987:

Year ***	Mutual	State Auto P&C	Milbank	SA Wisconsin	Farmers	SA Ohio	SA Florida
1987-1991	80%	20%	N/A	N/A	N/A	N/A	N/A
1992-1994	70	30	N/A	N/A	N/A	N/A	N/A
1995-1997	55	35	10*	N/A	N/A	N/A	N/A
1998	52	37	10**	1	N/A	N/A	N/A
1999	49	37	10	1	3	N/A	N/A
2000-9/30/2001	46	39	10	1	3	1	N/A
10/1/2001-2002	19	59	17	1	3	1	N/A
2003	18.3	59	17	1	3	1	0.7

* At this time Milbank was a wholly owned subsidiary of Mutual.
** In July 1998 Milbank became a wholly owned subsidiary of STFC.
***Time period is for the year ended December 31, unless otherwise noted.

The following table sets forth a summary of the Pooling Arrangement participant percentages of STFC and Mutual, aggregating their respective wholly-owned subsidiaries:

Year***	STFC Pooled Companies	Mutual Pooled Companies
1987-1991	20%	80%
1992-1994	30	70
1995-1997	35	65
1/1/1998-6/30/1998	37	63
7/1/1998-12/31/1998	47	53
1999	50	50
2000 – 9/30/2001	53	47
10/1/2001-2003	80	20

***Time period is for the year ended December 31, unless otherwise noted.

With the June 2001 merger of Meridian Mutual into Mutual, all insurance business written by Meridian Mutual legally became the business of Mutual and was included in the Pooling Arrangement effective July 1, 2001. The former Meridian Mutual business has been monitored as a segment separate from the State Auto standard business. Over time, the Meridian segment has decreased and will disappear as this segment is integrated over to the State Auto systems platform. Indeed, after representing approximately 20% of the Pooled Companies' earned premium in 2001, 15% in 2002 and 9% in 2003, the Meridian Standard segment will be included in the State Auto Standard segment beginning with January 1, 2004. Likewise, the Meridian Nonstandard segment has been included in the State Auto Nonstandard segment beginning January 1, 2003, due to the integration efforts of management and the fact the Meridian Nonstandard segment no longer meets the quantitative thresholds for segment reporting. Both 2002 and 2001 have been revised to reflect this change. See "Reportable Segments" in "Narrative Description of Business."

Prior to 2001, the pooling percentages were reviewed by management at least annually, and more often if deemed appropriate by management or the Board of Directors of each company, to determine whether any adjustments should be made. As a result of the changes made to the pooling percentages in 2001, it is not management's current intention to recommend an adjustment to the Pooled Subsidiaries aggregate participation percentage in the foreseeable future. Under revised procedures, management of each of the Pooled Companies would make recommendations to a standing independent committee of the Board of each of Mutual and STFC. These independent committees would review and evaluate such factors as they deem relevant and recommend any appropriate pooling change to the Boards of both

Mutual and STFC. See "Management Agreement" in the "Narrative Description of Business." The Pooling Arrangement is terminable by any party on 90 days' notice or by mutual agreement of the parties. None of the Pooled Companies currently intends to terminate the Pooling Arrangement.

Under the terms of the Pooling Arrangement, all premiums, incurred losses, loss expenses and other underwriting expenses are prorated among the companies party to the agreement on the basis of their participation in the pool. By spreading the underwriting risk among each of the participants, the Pooling Arrangement is designed to produce more uniform and stable underwriting results for each of the Pooled Companies than any one company would experience individually. One effect of the Pooling Arrangement is to provide each participant with an identical mix of pooled property and casualty insurance business on a net basis.

The 2000 Pooling Agreement contains a provision excluding catastrophic losses and loss adjustment expenses incurred by the parties in the amount of $100 million in excess of $120 million, as well as the premium for such exposures. State Auto P&C reinsures each insurer in the State Auto Group for this layer of reinsurance under a Catastrophe Assumption Agreement. See "Reinsurance" in the "Narrative Description of Business."

The direct business of the MIGI Insurers is not included in the Pooling Arrangement and to that extent is not included in the insurance operations of the Company. If State Auto P&C were required to pay catastrophe losses of the MIGI Insurers under the above referenced Catastrophe Assumption Agreement, those losses would impact the Company's results.

Non-Standard Auto Insurance

The Company writes non-standard auto insurance through SA National. See "Marketing" in "Narrative Description of Business." This business is not part of the Pooling Arrangement. See also "Reportable Segments" in "Narrative Description of Business."

Management Agreement

State Auto P&C's employees provide all organizational, operational and management functions for all insurance affiliates within the State Auto Group through management and cost sharing agreements. For the performance of its services under two of the management agreements, State Auto P&C is paid a quarterly management and operations services fee based on formulas outlined in the agreements, to the extent specified performance standards are achieved. Under the 2000 Midwest Management Agreement among State Auto P&C, Mutual and SA Wisconsin, SA Wisconsin pays 0.75% of direct written premium for management and operation services performed by employees of State Auto P&C. Under the Management Services Agreement dated July 1, 2002, among State Auto P&C, MIGI and the MIGI Insurers (the "MIGI Management Agreement"), each of the MIGI Companies pays State Auto P&C a management fee of 10% of all State Auto P&C's employee-related costs in exchange for the services of those employees, in addition to reimbursing State Auto P&C for the actual costs of such services. Mutual provides facilities for all the insurance affiliates under management or cost sharing agreements.

While there had been in place a fee under a management agreement between State Auto P&C and Mutual (the "2000 Management Agreement"), as a result of the resolution of a disagreement with the Ohio Department of Insurance, the fee aspect of that agreement was terminated, effective October 1, 2001, and that arrangement continues as a pure cost sharing arrangement. As a result of the loss of the service fee under the 2000 Management Agreement, substantially all of State Auto P&C's insurance operations management fee was eliminated effective October 1, 2001. Consequently, beginning with the first quarter 2002, the management and operations services segment was included in the "other" category for segment reporting as the results of this segment no longer met the quantitative thresholds for separate presentation as a reportable segment.

Each of the affiliated management and cost sharing agreements, except the MIGI Management Agreement, has a ten-year term and automatically renews for an additional ten-year period unless sooner terminated in accordance with its terms. If the 2000 Management Agreement is terminated for any reason, the Company would have to locate facilities to continue its operations, although the Company does not anticipate such termination.

Reportable Segments

See Note 15, Reportable Segments in the Company's Consolidated Financial Statements and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Marketing

In its 26 states of operation, the State Auto Group markets its products through approximately 22,400 insurance agents associated with approximately 3,400 independent insurance agencies. None of the companies in the State Auto Group has any contracts with managing general agencies.

SA National markets nonstandard products in 21 states exclusively through the Company's network of independent agents. Mid-Plains writes nonstandard auto insurance in Iowa and Kansas through the agency network of Farmers in those states. The Mid-Plains business is processed on SA National's system, but SA National began in October 2003 to write all Mid-Plains renewals and all new nonstandard business in Iowa and Kansas. See "Nonstandard Auto Insurance" in the "Narrative Description of Business."

Because independent insurance agents significantly influence which insurance company their customers select, management views the Company's independent insurance agents as its primary customers. Management strongly supports the independent agency system and believes that maintenance of a strong agency system is essential for the Company's present and future success. As such, the Company continually develops programs and procedures to enhance agency relationships, including the following: regular travel by senior management and branch office staff to meet with agents, in person, in their home states; training opportunities; travel incentives; and an agent stock purchase plan.

The Company actively helps its agencies develop professional sales skills within their staff. The training programs include both products and sales training in concentrated programs in the Company's home office. Further, the training programs include disciplined follow-up and coaching for an extended time.

The Company has made continuing efforts to use technology to make it easier for its agents to do business with the Company. The Company offers internet-based rating of certain products. In addition the Company provides its agents with the opportunity to maintain policyholder records electronically, avoiding the expense of preparing and storing paper records. Software developed by S.I.S. also enhances the ability of the Company and its agents to take advantage of electronic data submission. The Company believes that, since agents and their customers realize better service and efficiencies through automation, they value their relationship with the Company. Automation can make it easier for the agent to do business with the Company, which attracts prospective agents and enhances the existing agencies' relationship with the Company.

The Company shares the cost of approved advertising with selected agencies. The Company provides agents with certain travel and cash incentives if they achieve certain sales and underwriting profit levels. Further, the Company recognizes its very top agencies as Inner Circle Agencies. Inner Circle Agencies are rewarded with additional trip and financial incentives, including additional profit sharing bonus and additional contributions to their Inner Circle Agent Stock Purchase Plan, a part of the Agent Stock Purchase Plan described below.

To strengthen agency commitment to producing profitable business and further develop its agency relationships, the Company's Agent Stock Purchase Plan offers its agents the opportunity to use commission income to purchase the Company's stock. The Company's transfer agent administers the plan using commission dollars assigned by the agents to purchase shares on the open market through a broker. The Company also makes available to certain top performing agents the opportunity to vest grants of options in the Company's common shares (without par value) provided the participants meet performance targets described in the Agent Stock Option Plan.

The Company receives premiums on products marketed in Alabama, Arkansas, District of Columbia, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Maryland, Michigan, Minnesota, Mississippi, Missouri, North Carolina, North Dakota, Ohio, Oklahoma, Pennsylvania, South Carolina, South Dakota, Tennessee, Utah, Virginia, West Virginia and Wisconsin. During 2003, the seven states that contributed the greatest percentage of the Company's direct premiums written were: Ohio (18.6%), Kentucky (11.9%), Tennessee (6.7%), Minnesota (6.4%), Indiana (5.3%), Pennsylvania (5.1%), and South Carolina (4.1%).

Claims

Insurance claims on policies written by the Company are usually investigated and settled by staff claims adjusters. The Company's claims division emphasizes timely investigation of claims, settlement of meritorious claims for equitable amounts, maintenance of adequate reserves for claims, and control of external claims adjustment expenses. Achievement of these goals supports the Company's marketing efforts by providing agents and policyholders with prompt and effective service.

Claim settlement authority levels are established for each adjuster, supervisor and manager based on his or her level of expertise and experience. The claims division is responsible for reviewing the claim, obtaining necessary documentation and establishing loss and expense reserves of certain claims. Generally, property or casualty claims estimated to reach $100,000 or above are sent to the home office to be supervised by claims division specialists. Branches with small volumes of large claims report claims to the home office at a lower dollar threshold. In territories in which there is not sufficient volume to justify having full-time adjusters, the Company uses independent appraisers and adjusters to evaluate and settle claims under the supervision of claims division personnel.

The Company attempts to minimize claims costs by settling as many claims as possible through its internal claims staff and, if possible, by settling disputes regarding automobile physical damage and property insurance claims (first party claims) through arbitration. In addition, selected agents have authority to settle small first party claims, which improves claims service.

Claim representatives use third party, proprietary bodily injury evaluation software to help them value bodily injury claims, except for the most severe injury cases. This software continues to be a valuable tool for the Company. The Claims Contact Centers allow the Company to improve claims efficiency and economy by concentrating the handling of smaller, less complex claims in a centralized environment. The Company provides 24 hour, seven days a week claim service through associates in the Claims Contact Centers, which are located in Des Moines, Iowa and Columbus, Ohio.

Reserves

Loss reserves are management's best estimates at a given point in time of what the Company expects to pay to claimants, based on facts, circumstances and historical trends then known. During the loss settlement period, additional facts regarding individual claims may become known, and consequently it often becomes necessary to refine and adjust the estimates of liability. The Company's results of operations and financial condition could be impacted, perhaps significantly, in the future if the ultimate payments required to settle claims vary from the liability currently recorded.

The Company maintains reserves for the eventual payment of losses and loss expenses for both reported claims and incurred claims that have not yet been reported. Loss expense reserves are intended to cover the ultimate costs of settling all losses, including investigation, litigation and in-house claims processing costs from such losses.

Reserves for reported losses are initially established on either a case-by-case or formula basis depending on the type and circumstances of the loss. The case-by-case reserve amounts are determined based on the Company's reserving practices, which take into account the type of risk, the circumstances surrounding each claim and policy provisions relating to types of loss. The formula reserves are based on historical paid loss data for similar claims with provisions for trend changes caused by inflation. Loss and loss expense reserves for incurred claims that have not yet been reported are estimated based on many variables including historical and statistical information, inflation, legal developments, storm loss estimates, and economic conditions. Case and formula basis loss reserves are reviewed on a regular basis. As new data becomes available, estimates are updated resulting in adjustments to loss reserves. Generally, reported losses initially reserved on a formula basis which have not settled after six months, are case reserved at that time. Although management uses many resources to calculate reserves, there is no precise method for determining the ultimate liability. The Company does not discount loss reserves for financial statement purposes. Additional information regarding the Company's reserves is included in Item 7 "Management's Discussion and Analysis" in the Losses and Loss Expenses Payable section included therein.

Mutual has guaranteed the adequacy of State Auto P&C's loss and loss expense reserves as of December 31, 1990. Pursuant to the guarantee, Mutual has agreed to reimburse State Auto P&C for any losses and loss expenses in excess of State Auto P&C's December 31, 1990 reserves ($65.5 million) that may develop from claims that have occurred on or prior to that date. This guarantee ensures that any deficiency in the reserves of State Auto P&C as of December 31, 1990, under the Pooling Arrangement percentages effective on December 31, 1990 will be reimbursed by Mutual. As of December 31, 2003, there has been no adverse development of these reserves. In the event Mutual becomes financially impaired, and subject to regulatory restrictions, it may be unable to make any such reimbursement.

The following table presents one-year development information on changes in the reserve for loss and loss expenses of the Company for the three years ended December 31, 2003:

	Year Ended December 31		
	2003	2002	2001
		(in thousands)	
Beginning of Year:			
Loss and loss expenses payable	$600,958	523,860	244,583
Less: Reinsurance recoverable on losses and loss expenses payable(1)	8,825	13,919	7,930
Net losses and loss expenses payable(2)	592,133	509,941	236,653
Provision for losses and loss expenses occurring:			
Current year	653,010	641,060	366,348
Prior years(3)	(1,787)	12,414	60,726
Total	651,223	653,474	427,074
Loss and loss expense payments for claims occurring during:			
Current year	370,731	349,733	240,508
Prior years	243,842	221,549	144,862
Total	614,573	572,282	385,370
Impact of the addition of the former Meridian Mutual business to the Pooling Arrangement, effective 7/1/01	-	-	75,575
Impact of pooling change effective 10/1/01	-	-	156,009
End of Year:			
Net losses and loss expenses payable(4)	628,783	592,133	509,941
Add: Reinsurance recoverable on losses and loss expenses payable(5)	14,236	8,825	13,919
Losses and loss expenses payable	$643,019	600,958	523,860

(1) Includes amounts due from affiliates of $4,286, $8,867, and $2,111, respectively.

(2) Includes net amounts assumed from affiliates of $303,959, $280,011 and $10,126, respectively.

(3) This line item shows increases (decreases) in the current calendar year in the provision for losses and loss expenses attributable to claims occurring in prior years. The decrease of $1.8 million in 2003 and the increase of

$12.4 million in 2002 for claims occurring in prior years is well within normal expectations for reserve development and claim settlement uncertainty. The increase of $60,726 in 2001 for claims occurring in prior years is primarily the result of reserve strengthening on the former Meridian Mutual business in order to bring these claim reserves in line with historic State Auto adequacy levels as well as ongoing analysis of recent loss development trends.

(4) Includes amounts due from affiliates of $5,706, $4,286, and $8,867, respectively.

(5) Includes net amounts assumed from affiliates of $303,894, $303,959, and $280,011, respectively.

The following table sets forth the development of reserves for losses and loss expenses from 1993 through 2003 for the Company. "Net liability for losses and loss expenses payable" sets forth the estimated liability for unpaid losses and loss expenses recorded at the balance sheet date, net of reinsurance recoverables, for each of the indicated years. This liability represents the estimated amount of losses and loss expenses for claims arising in the current and all prior years that are unpaid at the balance sheet date, including losses incurred but not reported to the Company.

The lower portion of the table shows the re-estimated amounts of the previously reported reserve based on experience as of the end of each succeeding year. The estimate is increased or decreased as more information becomes known about the claims incurred.

The upper section of the table shows the cumulative amounts paid with respect to the previously reported reserve as of the end of each succeeding year. For example, through December 31, 2003, the Company had paid 70.6% of the currently estimated losses and loss expenses that had been incurred, but not paid, as of December 31, 2003.

The amounts on the "cumulative redundancy (deficiency)" line represent the aggregate change in the estimates over all prior years. For example, the 1993 reserve has developed a $14.9 million redundancy through December 31, 2003. That amount has been included in operations over the ten years and did not have a significant effect on income of any one year. The effects on income caused by changes in estimates of the reserves for losses and loss expenses for the most recent three years are shown in the foregoing three-year loss development table.

In evaluating the information in the table, it should be noted that each amount includes the effects of all changes in amounts for prior periods. For example, the amount of the redundancy related to losses settled in 1996, but incurred in 1993, will be included in the cumulative redundancy amount for years 1993, 1994 and 1995. The table does not present accident or policy year development data, which readers may be more accustomed to analyzing. Conditions and trends that have affected the development of the liability in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on this table.

In 1995, 1998, 1999, 2000 and 2001, the Pooling Arrangement was amended to increase the Company's share of premiums, losses and expenses. An amount of assets equal to the increase in net liabilities was transferred to the Company from Mutual in 1995, 1998, 1999, 2000 and 2001 in conjunction with each year's respective pooling change. The amount of the assets transferred from Mutual in 1995, 1998, 1999, 2000 and 2001 has been netted against and has reduced the cumulative amounts paid for years prior to 1995, 1998, 1999, 2000 and 2001, respectively.

[See table on following page.]

State Auto Financial Corp.
Years Ended December 31

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
	(dollars in thousands)										
Net liability for losses and loss expenses payable	$123,337	$126,743	$206,327	$199,480	$194,155	$205,034	$221,682	$236,657	$509,941	$592,132	$628,783
Paid (cumulative) as of:											
One year later	42.2%	1.5%	38.2%	39.4%	32.7%	35.4%	41.8%	5.9%	43.4%	41.2%	---
Two years later	41.3%	29.1%	55.4%	54.1%	54.6%	61.6%	43.0%	52.7%	65.3%		
Three years later	55.6%	44.5%	63.3%	65.0%	70.1%	62.1%	71.9%	79.9%			
Four years later	64.5%	51.0%	67.7%	73.2%	69.2%	78.8%	86.9%				
Five years later	67.2%	54.6%	71.9%	69.8%	77.1%	86.3%					
Six years later	69.0%	58.8%	67.1%	74.6%	81.8%						
Seven years later	72.1%	52.3%	69.3%	77.1%							
Eight years later	67.0%	54.4%	67.2%								
Nine years later	68.4%	57.2%									
Ten years later	70.6%										
Net liability re-estimate as of:											
One year later	93.7%	87.4%	87.0%	91.3%	93.0%	96.6%	97.5%	125.7%	102.4%	99.7%	---
Two years later	90.0%	77.1%	86.4%	87.3%	92.0%	96.7%	119.1%	129.1%	105.1%		
Three years later	85.0%	77.0%	83.2%	86.7%	91.9%	111.9%	120.3%	133.1%			
Four years later	86.3%	72.9%	81.6%	87.0%	102.0%	111.5%	123.2%				
Five years later	82.8%	70.9%	81.3%	92.6%	101.4%	115.6%					
Six years later	81.6%	70.0%	83.6%	92.9%	106.1%						
Seven years later	80.8%	72.6%	83.7%	96.1%							
Eight years later	83.6%	72.8%	82.5%								
Nine years later	83.8%	77.7%									
Ten years later	87.9%										
Cumulative redundancy (deficiency)	$14,955	$28,273	$36,069	$7,703	($11,779)	($32,003)	($51,335)	($78,270)	($25,867)	$1,787	---
Cumulative redundancy (deficiency)	12.1%	22.3%	17.5%	3.9%	-6.1%	-15.6%	-23.2%	-33.1%	-5.1%	0.3%	---
Gross* liability - end of year	$245,929	$277,783	$412,553	$410,658	$402,718	$414,268	$438,748	$457,202	$743,710	$862,428	$933,998
Reinsurance recoverable	$122,591	$151,040	$206,226	$211,178	$208,563	$209,234	$217,065	$220,544	$233,769	$270,295	$305,215
Net liability - end of year	$123,337	$126,743	$206,327	$199,480	$194,155	$205,034	$221,682	$236,657	$509,941	$592,133	$628,783
Gross liability re-estimated - latest	103.5%	96.0%	84.6%	95.0%	101.0%	109.4%	111.5%	118.0%	103.7%	98.7%	---
Reinsurance recoverable re-estimated - latest	119.1%	111.3%	86.8%	94.0%	96.3%	103.4%	99.5%	101.9%	100.5%	96.6%	---
Net liability re-estimated - latest	87.9%	77.7%	82.5%	96.1%	106.1%	115.6%	123.2%	133.1%	105.1%	99.7%	---

* Gross liability includes: Direct & assumed losses & loss expenses payable.

As the Pooling Arrangement provides for the right of offset, the Company has reported losses and loss expenses payable ceded to Mutual as assets only in situations when when net amounts ceded to Mutual exceed that assumed. The following table provides a reconciliation of the reinsurance recoverable to the amount reported in the Company's consolidated financial statements at each balance sheet date:

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Reinsurance recoverable	$122,591	$151,040	$206,226	$211,178	$208,563	$209,234	$217,065	$220,544	$233,770	$270,295	$305,215
Amount netted against assumed from Mutual	$115,945	$142,680	$193,367	$194,839	$187,506	$196,818	$206,258	$212,614	$219,851	$261,470	$290,979
Net reinsurance recoverable	$6,646	$8,360	$12,859	$16,339	$21,057	$12,416	$10,807	$7,930	$13,919	$8,825	$14,236

The following table is a reconciliation as of each December 31 of losses and loss expenses payable, computed under generally accepted accounting principles ("GAAP"), to losses and loss expenses payable, computed under statutory accounting principles used by insurance companies for reporting to state insurance regulators ("STAT"):

	2003	2002	2001
		(in thousands)	
GAAP losses and loss expenses payable	$643,019	600,958	523,860
Less: ceded reinsurance recoverable on losses and loss expenses payable	14,236	8,825	13,919
Net losses and loss expenses payable	628,783	592,133	509,941
Add: salvage and subrogation recoverable[1]	-	27,093	26,216
STAT losses and loss expenses	$628,783	619,226	536,157

(1) Effective January 1, 2003, the loss reserving process for statutory reporting began anticipating salvage and subrogation recoverable.

Reinsurance

Members of the State Auto Group follow the customary industry practice of reinsuring a portion of their exposures and paying to the reinsurers a portion of the premiums received. Insurance is ceded principally to reduce net liability on individual risks or for individual loss occurrences, including catastrophic losses. Although reinsurance does not legally discharge the individual members of the State Auto Group from primary liability for the full amount of limits applicable under their policies, it does make the assuming reinsurer liable to the extent of the reinsurance ceded.

Each member of the State Auto Group is party to working reinsurance treaties for property, casualty and workers compensation lines with several reinsurers arranged through a reinsurance broker. Under the property per risk excess of loss treaty, each member is responsible for the first $2.0 million of each defined loss, and the reinsurers are responsible for 100% of the excess over $2.0 million up to $10 million of defined loss, depending upon the nature of the injury or damage. The rates for this reinsurance are negotiated annually.

The terms of the casualty excess of loss program provide that each company in the State Auto Group is responsible for the first $2.0 million of a covered loss. The reinsurers are responsible for 100% of the excess over $2.0 million up to $5.0 million of covered loss. Also, certain unusual claim situations involving bodily injury liability, property damage, uninsured motorists and personal injury protection are covered by an arrangement that provides for $10.0 million of coverage in excess of a $5.0 million retention for each loss occurrence. This layer of reinsurance sits above the $3.0 million excess of $2.0 million arrangement. The rates for this reinsurance are negotiated annually.

The terms of the workers compensation excess of loss program provide that each company in the State Auto Group is responsible for the first $2.0 million of covered loss. The reinsurers are responsible for 100% of the excess over $2.0 million up to $10.0 million of covered loss. Net retentions under this contract may be submitted to the casualty excess of loss program, subject to a limit of $2 million per loss occurrence. The rates for this reinsurance are negotiated annually.

In addition, the State Auto Group has secured other reinsurance to limit the net cost of large loss events for certain types of coverage. Included are umbrella liability losses which are reinsured up to a limit of $10.0 million above a maximum $600,000 retention. The State Auto Group also makes use of facultative reinsurance for unique risk situations and participates in involuntary pools and associations in certain states.

The State Auto Group participates in an intercompany catastrophe reinsurance program. Under this program, the members of the State Auto Group, on a combined basis, retain the first $40.0 million of catastrophe losses that affect at least two individual risks. For catastrophe losses incurred by the State Auto Group up to $80.0 million, in excess of $40.0 million, traditional reinsurance coverage is provided with a co-participation of 5%. For catastrophe losses incurred by the State Auto Group up to $100.0 million, in excess of $120.0 million, in exchange for a premium paid by each reinsured company, State Auto P&C acts as the catastrophe reinsurer for the State Auto Group under the terms of an intercompany catastrophe reinsurance agreement. There have been no losses assumed under this agreement.

To provide funding if the State Auto Group was to incur catastrophe losses in excess of $120.0 million, State Auto Financial has continued a structured contingent financing transaction with a financial institution and a syndicate of other lenders (the "Lenders") to provide up to $100.0 million for reinsurance purposes. In the event of such a loss, this arrangement provides that State Auto Financial would sell redeemable preferred shares to SAF Funding Corporation, a special purpose company ("SPC"), which would borrow the money necessary for such purchase from the Lenders. State Auto Financial would then contribute to State Auto P&C the funds received from the sale of its preferred shares, thereby preserving the statutory surplus of State Auto P&C. State Auto P&C would use the contributed capital to pay its direct catastrophe losses and losses assumed under the intercompany catastrophe reinsurance agreement. State Auto Financial is obligated to repay SPC (which would repay the Lenders) by redeeming the preferred shares over a five-year period. In the event of a default by State Auto Financial, the obligation to repay SPC has been secured by a Put Agreement among State Auto Financial, Mutual and the Lenders, under which Mutual would be obligated to either purchase the preferred shares from SPC or repay SPC for the loan(s) outstanding. This funding arrangement, if exercised, would have the impact of adding up to $100.0 million of additional debt to the Company while providing needed cash to pay claims, while at the same time preserving the investment portfolio of the Company in the short term.

SA National has a reinsurance agreement with Mutual pursuant to which Mutual assumes up to $4,950,000 of each liability loss occurrence in excess of SA National's $50,000 of retention; and up to $450,000 of each catastrophe loss occurrence in excess of SA National's $50,000 of retention. Mutual further provides SA National with an 8.5% quota share within the $50,000 retention on liability coverages, and a 20% quota share on physical damage coverages. Mid-Plains also has a reinsurance agreement with Mutual pursuant to which Mutual assumes up to $450,000 of each liability loss occurrence in excess of Mid-Plains' $50,000 of retention.

For the period October 1, 2001 through December 31, 2003, Mutual entered into a Stop Loss Reinsurance Arrangement (the "Stop Loss") with the STFC Pooled Companies. Under the Stop Loss, Mutual agreed to participate in the Pooling Arrangement's quarterly underwriting losses and gains, in the manner described. If the Pooling Arrangement's loss and LAE ratio (the "Pool loss and LAE ratio") was between 70.75% and 80.00% (after the application of all available reinsurance), Mutual reinsured the STFC Pooled Companies 27% of the Pooling Arrangement's losses in excess of a Pool loss and LAE ratio of 70.75% up to 80.00%. The STFC Pooled Companies were responsible for their share of the Pooling Arrangement's losses over the 80.00% threshold. Also, Mutual had the right to participate in the profits of the Pooling Arrangement. Mutual assumed 27% of the Pooling Arrangement's underwriting profits attributable to a Pool loss and LAE ratio less than 69.25%, but more than 59.99%. The Stop Loss expired at December 31, 2003.

See discussion regarding the federal Terrorism Risk Insurance Act of 2002 ("Terrorism Act") at Regulation section and Item 7 "Management's Discussion and Analysis" in the Other External Factors section included therein.

Regulation

Most states, including all the domiciliary states of the State Auto Group, have enacted legislation that regulates insurance holding company systems. Each insurance company in the holding company system is required to register with the insurance supervisory agency of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system. Pursuant to these laws, the respective insurance departments may examine any members of the State Auto Group, at any time, require disclosure of material transactions involving insurer members of the holding company system, and require prior notice and an opportunity to disapprove of certain "extraordinary" transactions, including, but not limited to, extraordinary dividends to shareholders. Pursuant to these laws, all transactions within the holding company system affecting any members of the State Auto Group must be fair and equitable. In addition, approval of the applicable Insurance Commissioner is required prior to the consummation of transactions affecting the control of an insurer. The insurance laws of all the domiciliary states of the State Auto Group provide that no person may acquire direct or indirect control of a domestic insurer without obtaining the prior written approval of the state insurance commissioner for such acquisition.

In addition to being regulated by the insurance department of its state of domicile, each insurance company is subject to supervision and regulation in the states in which it transacts business. Such supervision and regulation relate to numerous aspects of an insurance company's business operations and financial condition. The primary purpose of such supervision and regulation is to ensure financial stability of insurance companies for the protection of policyholders. The laws of the various states establish insurance departments with broad regulatory powers relative to granting and revoking licenses to transact business, regulating trade practices, licensing agents, approving policy forms, setting reserve requirements, determining the form and content of required statutory financial statements, prescribing the types and amount of investments permitted and requiring minimum levels of statutory capital and surplus. Although premium rate regulation varies among states and lines of insurance, such regulations generally require approval of the regulatory authority prior to any changes in rates. In addition, all of the states in which the State Auto Group transacts business have enacted laws which restrict these companies' underwriting discretion. Examples of these laws include restrictions on policy terminations, restrictions on agency terminations and laws requiring companies to accept any applicant for automobile insurance. These laws may adversely affect the ability of the insurers in the State Auto Group to earn a profit on their underwriting operations.

Insurance companies are required to file detailed annual reports with the supervisory agencies in each of the states in which they do business, and their business and accounts are subject to examination by such agencies at any time.

There can be no assurance that such regulatory requirements will not become more stringent in the future and have an adverse effect on the operations of the State Auto Group.

Dividends. STFC's insurance subsidiaries generally are restricted by the insurance laws of their respective states of domicile as to the amount of dividends they may pay to STFC without the prior approval of the respective state regulatory authorities. Generally, the maximum dividend that may be paid by an insurance subsidiary during any year without prior regulatory approval is limited to the greater of a stated percentage of that subsidiary's statutory surplus as of a certain date, or adjusted net income of the subsidiary, for the preceding year. Pursuant to these rules, a total of $52.7 million is available for payment to State Auto Financial as a dividend from State Auto P&C, Milbank, Farmers, SA Ohio and SA National during 2004 without prior approval from their domiciliary state insurance departments, under current law.

Rate and Related Regulation. In general, the Company is not aware of the adoption of any adverse legislation or regulation by any state where the Company did business during 2003 which would present material obstacles to the Company's overall business. However, several states where the Company does business have passed or are considering more strict regulation of the use of credit scoring in rating and/or risk selection in personal lines of business. Similarly, several states are considering restricting insurers' rights to use loss history information maintained in various data bases by insurance support organizations. These tools help the Company price its products more fairly and enhance its ability to compete for business that it believes will be profitable. Such regulations would limit the ability of the Company, as well as the ability of all other insurance carriers operating in any affected jurisdiction, to take advantage of these tools.

In an attempt to make capital and surplus requirements more accurately reflect the underwriting risk of different lines of insurance as well as investment risks that attend insurers' operations, the National Association of Insurance Commissioners ("NAIC") annually tests insurers' risk-based capital requirements. As of December 31, 2003, each insurer affiliated with the Company surpassed all standards tested by the formula applying risk-based capital requirements.

The property and casualty insurance industry is also affected by court decisions. Premium rates are actuarially determined to enable an insurance company to generate an underwriting profit. These rates contemplate a certain level of risk. The courts may modify, in a number of ways, the level of risk which insurers had expected to assume including eliminating exclusions, expanding the terms of the contract, multiplying limits of coverage, creating rights for policyholders not intended to be included in the contract and interpreting applicable statutes expansively to create obligations on insurers not originally considered when the statute was passed. Courts have also undone legal reforms passed by legislatures, which reforms were intended to reduce a litigant's rights of action or amounts recoverable and so reduce the costs borne by the insurance mechanism. These court decisions can adversely affect an insurer's profitability. They also create pressure on rates charged for coverages adversely affected, and this can cause a legislative response resulting in rate suppression that can adversely affect an insurer.

The Terrorism Act requires the federal government and the insurance industry to share in insured losses up to $100 billion per year resulting from future terrorist attacks within the United States. Under the Terrorism Act, commercial property and casualty insurers must offer their commercial policyholders coverage against certified acts of terrorism, but the policyholders may choose to reject this coverage. If the policyholder rejects coverage for certified acts of terrorism, the Company intends, subject to the approval of the state regulators, to cover only such acts of terrorism that are not certified acts under the Terrorism Act and that do not arise out of nuclear, biological or chemical agents.

The impact of Sarbanes Oxley Act of 2002 on the Company and its corporate governance is continuing to be felt, as the Securities and Exchange Commission (the "SEC") implements regulatory changes to meet the obligations imposed on it by the Congress. Certain deadlines have been extended by the SEC which may mitigate the cost of compliance to a limited extent. In addition to complying with SEC and Congressional mandates, STFC also has to comply with new listing standards set forth in the Marketplace Rules of The NASDAQ Stock Market, Inc. ("NASDAQ") recently approved by SEC, which will contribute to an increase in expenses.

Investments

The Company's investment portfolio is managed to provide growth of statutory surplus in order to facilitate increased premium writings over the long term while maintaining the ability to service current insurance operations. The primary objectives are to generate income, preserve capital and maintain liquidity. The Company's investment portfolio is managed separately from that of Mutual and its subsidiaries, and investment results are not shared by each of the Pooled Companies through the Pooling Arrangement. Stateco performs investment management services for the Company and Mutual and its subsidiaries, although investment policies implemented by Stateco continue to be set for each company through the Investment Committee of its Board of Directors.

The Company's decision to make a specific investment is influenced primarily by the following factors: (a) investment risks; (b) general market conditions; (c) relative valuations of investment vehicles; (d) general market interest rates; (e) the Company's liquidity requirements at any given time; and (f) the Company's current federal income tax position and relative spread between after tax yields on tax-exempt and taxable fixed income investments. The Company has investment policy guidelines with respect to purchasing fixed income investments which preclude investments in bonds that are rated below investment grade by a recognized rating service. The maximum investment in any single note or bond is limited to 5.0% of assets, other than obligations of the U.S. government or government agencies, for which there is no limit. Investments in equity securities are selected based on their potential for appreciation as well as ability to continue paying dividends. See discussion regarding Market Risk included in Part II - Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Strategies as to specific investments can change depending on the Company's current federal tax position, market interest rates and general market conditions. The Company's fixed maturity investments are classified as available for sale and carried at fair market value, according to the Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Fixed maturities classified as available for sale, totaled $1,421.4 million and $1,216.7 million at December 31, 2003 and December 31, 2002, respectively.

At December 31, 2003 and 2002, respectively, the Company's equity portfolio is classified as available for sale and carried at fair market value that totaled $139.3 million and $53.7 million, respectively.

The table below provides information about the quality and the scope of the Company's fixed maturity portfolio as of December 31, 2003:

(in thousands)	Fair Market Value % of Portfolio	Quality*	Amortized Cost	Fair Market Value
Investment Grade – Corporates and Municipals	58.2%	AA+	$ 775,105	$ 827,715
U.S. Governments	2.2%	AAA	$ 29,156	$ 30,848
U.S. Government Agencies	39.6%	AAA	$ 555,316	$ 562,849
	100.0%		$1,359,577	$1,421,412

*As rated by Moody's Investors Service

The following table sets forth the Company's investment results for the periods indicated:

	Year ended December 31		
(in thousands)	2003	2002	2001
Average Invested Assets [(1)]	$1,391,884	$1,210,641	$870,864
Net Investment Income [(2)]	$64,625	$59,691	$47,375
Average Yield	4.6%	4.9%	5.4%

(1) Average of the aggregate invested assets at the beginning and end of each period, including interim quarter ends. Invested assets include fixed maturities at amortized cost, equity securities at cost, other invested assets at cost and cash equivalents.

(2) Net investment income is net of investment expenses and does not include realized or unrealized investment gains or losses or provision for income taxes.

For additional discussion regarding the Company's investments, see Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Competition

The property and casualty insurance industry is highly competitive. The Company competes with numerous insurance companies, many of which are substantially larger and have considerably greater financial resources. In addition, because the Company's products are marketed exclusively through independent insurance agencies, most of which represent more than one company, the Company faces competition within each agency. See "Marketing" in the "Narrative Description of Business." The Company competes through underwriting criteria, appropriate pricing, quality service to the policyholder and the agent, and a fully developed agency relations program.

Employees

As of March 5, 2004, the Company had 2,060 employees. Employees of the Company are not covered by any collective bargaining agreement. Management of the Company considers its relationship with its employees to be excellent.

Available Information

STFC's internet website address is www.stfc.com. Through this internet website (found under the "SEC Filings" link), STFC makes available, free of charge, its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), as soon as reasonably practicable after STFC electronically files such material with the SEC. Also available on its website is information pertaining to the Company's corporate governance, including amended and restated charters of each board of directors standing committee, amended and restated corporate governance guidelines and the Company's Amended and Restated Code of Business Conduct. For a free copy of the Form 10-K, write to Terrence L. Bowshier, Vice President, State Auto Financial Corporation, 518 East Broad Street, Columbus, Ohio 43215.

Any of the materials the Company files with the SEC may also be read and copied at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. Information on the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Tender Offer by Minority Shareholder

On August 20, 2003, Gregory M. Shepard, who owns approximately 5.1% of STFC's outstanding common shares, and his wholly owned corporation filed a Schedule TO with the SEC relating to a proposed tender offer to purchase 8.0 million of STFC's outstanding common shares at a price of $32.00 per share, subject to certain conditions (the "Shepard tender offer"). The Shepard tender offer was commenced on September 11, 2003, has been extended three times and currently is scheduled to expire at 5:00 p.m., New York City time, on April 9, 2004, unless further extended by Mr. Shepard. On September 1, 2003, STFC's Board of Directors and a special committee of its independent directors were informed that State Auto Mutual's Board of Directors, based on the unanimous recommendation of a special committee of its independent directors, had unanimously determined to: (1) oppose and reject the Shepard tender offer because it is not in the best interests of State Auto Mutual, its policyholders and its other constituencies; (2) decline and refuse to turn over control of State Auto Mutual and its affiliates, including STFC, to Mr. Shepard because the transfer of such control would not be in the best interests of State Auto Mutual, its policyholders, and its other constituencies; (3) decline and refuse to provide financing to Mr. Shepard or his company (Mr. Shepard and his company intend to have State Auto Mutual borrow at least $256 million through the issuance of surplus notes to finance the Shepard tender offer); and (4) vote State Auto Mutual's common shares of STFC against approval of the Shepard tender offer if submitted to a vote of STFC's shareholders. On September 1, 2003, STFC's Board of Directors and a special committee of its independent directors met and each unanimously determined that the Shepard tender offer was impossible to complete because certain essential conditions of the tender offer could not be met and that the Shepard tender offer is illusory. STFC's Board of Directors has unanimously recommended to STFC's shareholders that they reject the Shepard tender offer and not tender their shares to Mr. Shepard or his company pursuant to the Shepard tender offer. The foregoing discussion of the Shepard tender offer is not intended to be complete. For complete information concerning the Shepard tender offer and its terms and conditions, persons should read the Schedule TO, as amended, filed by Mr. Shepard and his company with the SEC, which is available at no charge on the SEC's website at http://www.sec.gov. Persons may also obtain at no charge the STFC Board's recommendation statement on Schedule 14D-9, as amended, at the SEC's website described above. The information contained in the Schedule TO and the information contained in the Schedule 14D-9 are not a part of this Form 10-K.

Executive Officers of the Registrant

Name of Executive Officer and Position(s) with Company	Age[(1)]	Principal Occupation(s) During the Past Five Years	An Executive Officer of the Company Since [(2)]
Robert H. Moone, Chairman, President and Chief Executive Officer	60	Chairman of the Board of STFC and Mutual, 1/1/01 to present; Chief Executive Officer of STFC and Mutual, 5/99 to present; President of STFC and Mutual, 5/96 to present; Executive Vice President, 11/93 to 5/96 and prior thereto Vice President of STFC and Mutual	1991
Mark A. Blackburn, Senior Vice President	52	Senior Vice President of STFC and Mutual, 3/01 to present; Vice President of STFC and Mutual, 8/99 to 3/01; Executive Vice President of Grange Mutual Casualty Insurance Company, 4/96 to 4/99; and for more than five years prior thereto, Vice President of General Reinsurance Corporation	1999
Steven J. Johnston, Senior Vice President, Treasurer and Chief Financial Officer	44	Senior Vice President of STFC and Mutual, 8/99 to present; Treasurer and Chief Financial Officer of STFC and Mutual, 4/97 to present; Vice President of STFC and Mutual, 5/95 to 8/99	1994
John R. Lowther, Senior Vice President, Secretary and General Counsel	53	Senior Vice President of STFC and Mutual, 3/01 to present; Secretary and General Counsel of STFC, 5/91 to present and of Mutual 8/89 to present; Vice President of STFC, 5/91 to 3/01 and of Mutual 8/89 to 3/01	1991
Terrence L. Bowshier, Vice President	51	Vice President of STFC and Mutual, 5/91 to present	1991
James E. Duemey, Vice President and Investment Officer	57	Vice President and Investment Officer of STFC and Mutual, 5/91 to present	1991
William D. Hansen, Vice President	37	Vice President of Mutual, 3/00 to present; Vice President of STFC, 5/00 to present; Assistant Vice President of Mutual, 5/95 to 3/00	2000
Steven R. Hazelbaker, Vice President	48	Vice President of Mutual, 6/01 to present; Vice President of STFC, 6/01 to present; CFO and Treasurer of MIGI and Meridian Mutual, 1994 to 6/01; Vice President of MIGI and Meridian Mutual, 1995 to 6/01	2001
Noreen W. Johnson, Vice President	55	Vice President of STFC and Mutual, 3/98 to present; Assistant Vice President of Mutual, 3/97 to 3/98; employee of Mutual since 9/92	1998

Name of Executive Officer and Position(s) with Company	Age[1]	Principal Occupation(s) During the Past Five Years	An Executive Officer of the Company Since [2]
Robert A. Lett, Vice President	64	Vice President of STFC, 3/98 to present; Vice President of Mutual, 2/88 to present	1994
John B. Melvin, Vice President	54	Vice President of STFC, 3/98 to present; Vice President of Mutual, 11/93 to present; and prior thereto an officer of Mutual	1994
Cathy B. Miley, [3] Vice President	54	Vice President of STFC, 3/98 to present; Vice President of Mutual, 3/95 to present; Assistant Secretary of Mutual, 8/92 to 3/95	1995
Richard L. Miley, [3] Vice President	49	Vice President of STFC, 3/98 to present; Vice President of Mutual, 5/95 to present; Assistant Vice President of Mutual, 8/87 to 5/95	1995
Paul E. Nordman Vice President	46	Vice President of Mutual, 3/04 to present; Vice President of STFC, 3/04 to present; Assistant Vice President of Mutual 7/95 to 3/04	2004
John M. Petrucci, Vice President	45	Vice President of Mutual, 3/00 to present; Vice President of STFC, 5/00 to present; employee of Mutual since 9/96	2000
Cynthia A. Powell, Vice President	43	Vice President of Mutual, 3/00 to present; Assistant Vice President, 8/96 to 3/00; Vice President of STFC, 5/00 to present; Assistant Vice President of STFC, 4/97 to 5/00; employee of Mutual since 6/90	2000

(1) Age is as of March 15, 2004.

(2) Each of the foregoing officers has been designated by the Company's Board of Directors as an executive officer for purposes of Section 16 of the Securities Exchange Act of 1934.

(3) Richard L. Miley and Cathy B. Miley are husband and wife.

Item 2. Properties

The Company shares its operating facilities with Mutual pursuant to the terms of the 2000 Management Agreement. The Company's corporate headquarters are located in Columbus, Ohio, in buildings owned by Mutual that contain approximately 280,000 square feet of office space. The Company and Mutual also own or lease other office facilities in numerous locations throughout the State Auto Group's geographical areas of operation.

Item 3. Legal Proceedings

INSURANCE BUSINESS

The Company is a party to a number of lawsuits arising in the ordinary course of its insurance business. Management of the Company believes that the ultimate resolution of these lawsuits will not, individually or in the aggregate, have a material, adverse effect on the financial condition of the Company.

MINORITY SHAREHOLDER LITIGATION--OHIO

On June 30, 2003, STFC and Mutual filed a complaint against Gregory M. Shepard, who owns approximately 5.1% of STFC's outstanding common shares, in the United States District Court, Southern District of Ohio, Eastern Division, seeking injunctive relief on a variety of claims, including enjoining Mr. Shepard from making material misrepresentations and omissions in his Schedule 13D filings with the SEC and from violating federal securities laws. The factual basis for this suit related to a series of press releases and Schedule 13D filings made by Mr. Shepard regarding proposals or purported offers to purchase certain amounts of STFC's common shares and to take control of STFC and Mutual. On August 25, 2003, STFC and Mutual amended their original complaint against Mr. Shepard to seek injunctive relief on additional claims, including enjoining Mr. Shepard from making material misrepresentations and omissions in connection with the Shepard tender offer and from illegally tipping persons with material, nonpublic information concerning the Shepard tender offer. On October 16, 2003, STFC and Mutual dismissed, without prejudice, this action against Mr. Shepard in light of the United States District Court's dismissal of Mr. Shepard's lawsuit against STFC, Mutual, and their respective directors, discussed in the following paragraph.

On August 21, 2003, one day after Mr. Shepard and his company filed a Schedule TO with the SEC (see "Tender Offer by Minority Shareholder" in Item 1 "Business"), they filed a complaint against STFC, Mutual, and their respective directors in the United States District Court, Southern District of Ohio, Eastern Division, seeking (1) declaratory relief that STFC's directors and Mutual and its directors violated their respective fiduciary duties to Mr. Shepard, his company, and STFC's minority shareholders in their consideration of Mr. Shepard's prior proposals and were likely to engage in breaches of their respective fiduciary duties in their consideration of the proposed Shepard tender offer (which tender offer was not commenced until September 11, 2003) and (2) injunctive relief to enjoin STFC, Mutual, and their respective directors and employees from taking actions which would have the effect of impeding or interfering with the Shepard tender offer. On October 15, 2003, the United States District Court dismissed this action against STFC, Mutual, and their respective directors based on a finding that the District Court lacked subject matter jurisdiction.

On October 16, 2003, STFC, Mutual, and their respective directors filed a complaint against Mr. Shepard and his company in the Common Pleas Court of Franklin County, Ohio, seeking (1) declaratory relief that neither STFC, Mutual, nor their respective directors and officers owed or violated any fiduciary duties to Mr. Shepard, his company, or STFC's minority shareholders in responding to the Shepard tender offer; (2) declaratory relief that neither STFC nor its directors and officers have an obligation to call a meeting of shareholders under Ohio's Control Share Acquisition statute with respect to the Shepard tender offer; and (3) compensatory damages in favor of STFC and Mutual from Mr. Shepard and his company for knowingly making misrepresentations in connection with their control bid in violation of Ohio's control bid statute. On December 19, 2003, Mr. Shepard and his company filed an answer and counterclaim against STFC, Mutual, and their respective directors. Their counterclaim seeks (1) a declaratory judgment requiring STFC to call a meeting of shareholders under Ohio's Control Share Acquisition statue with respect to the Shepard tender offer; and (2) injunctive relief to enjoin STFC, Mutual, and their respective directors and employees from taking actions that would have the effect of impeding or interfering with the Shepard tender offer. On December 22, 2003, STFC and Mutual filed a motion to expedite the trial on the declaratory judgment action. That motion was granted and the trial court has entered an order fixing a trial date in this action for early June of 2004. As of March 5, 2004, the case is currently in its discovery phase.

MINORITY SHAREHOLDER LITIGATION--INDIANA

On July 27, 2001, Mr. Shepard and American Union Insurance Company("AUIC"), an Illinois insurance company owned by Mr. Shepard and his brother, Tracy Shepard, filed a complaint against STFC, Mutual, MIGI, and MIGI's former directors in the United States District Court for the Southern District of Indiana. The factual basis for this suit arises from the circumstances surrounding the merger of MIGI with and into a wholly owned subsidiary of Mutual (the "Merger"), which was effective June 1, 2001. In their complaint, Mr. Shepard and AUIC allege claims of (1) breach of fiduciary duty against the former MIGI directors for entering into the Merger; (2) breach of contract against STFC and Mutual with respect to a confidentiality agreement, dated September 29, 2000, between STFC and AUIC; and (3) tortious interference against MIGI and one of its former directors with respect to such confidentiality agreement. On December 3, 2003, the Court granted the request of Mr. Shepard and AUIC to voluntarily dismiss the claims of breach of fiduciary duty and tortious interference. Thus, the only remaining claim in this suit is for breach of the confidentiality agreement against STFC and Mutual. Mr. Shepard and AUIC are seeking yet-to-be-disclosed compensatory damages in this suit. As of March 5, 2004, the suit continues in its discovery phase.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

PART II

Item 5. Market for the Registrant's Common Equity and Related Shareholder Matters

Stock Trading

Common shares are traded in the Nasdaq National Market System under the symbol STFC. As of March 5, 2004, there were 902 shareholders of record of the Company's common shares.

Market Price Range, Common Stock[1]

Initial Public Offering -- June 28, 1991, $2.25[1]. The high and low sale prices for each quarterly period for the past two years as reported by Nasdaq are:

2003	High	Low	Dividend
First Quarter	$17.75	$14.96	$0.035
Second Quarter	$24.24	$16.59	$0.035
Third Quarter	$26.60	$21.45	$0.040
Fourth Quarter	$26.90	$22.50	$0.040
2002			
First Quarter	$17.25	$13.70	$0.0325
Second Quarter	$17.02	$14.33	$0.0325
Third Quarter	$16.82	$14.50	$0.0350
Fourth Quarter	$16.78	$12.67	$0.0350

[1] Adjusted for stock splits.

Additionally, see Liquidity and Capital Resources section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 of this Form 10-K Annual Report for a discussion of regulatory restrictions on the payment of dividends by the Company's insurance subsidiaries.

Item 6. Selected Financial Data

The Selected Consolidated Financial Data is as follows:

Item 6. Selected Consolidated Financial Data

	Year ended December 31									
	2003	2002	2001*	2000*	1999*	1998*	1997	1996	1995*	1994
Statement of Income Data – GAAP Basis:			*(dollars and shares in millions, except per share data)*							
Earned premiums	$960.6	896.6	555.2	398.0	392.0	356.2	320.1	304.5	296.4	225.3
Net investment income	$64.6	59.7	47.4	38.9	34.3	32.5	31.1	29.9	28.5	22.2
Total revenues	$1,041.7	967.5	623.3	462.8	440.9	402.1	363.0	345.1	333.5	254.4
Net income	$63.6	37.0	20.6	47.7	42.8	37.5	41.0	26.4	29.9	15.8
Earned premium growth	7.1%	61.5	39.5	1.5	10.1	11.3	5.1	2.7	31.6	16.4
Return on average invested assets (1)	4.6%	4.9	5.4	5.5	5.4	5.7	6.2	6.4	6.4	6.4
Balance Sheet Data – GAAP Basis:										
Total investments	$1,570.3	1,272.3	1,138.7	750.9	627.3	580.0	526.4	499.3	479.9	350.6
Total assets	$1,836.7	1,593.0	1,367.5	898.1	759.9	717.5	664.4	605.4	579.2	487.3
Total notes payable	$161.2	75.5	45.5	45.5	45.5	-	-	-	-	-
Total stockholders' equity	$542.3	463.8	400.2	386.1	317.7	340.8	297.3	247.6	225.8	175.9
Common shares outstanding	39.6	39.0	38.9	38.6	38.3	42.0	41.8	41.4	41.2	40.9
Return on average equity (2)	12.6%	8.6	5.2	13.6	13.0	11.8	15.0	11.0	14.9	9.0
Debt to stockholders' equity	29.7%	16.3	11.4	11.8	14.3	-	-	-	-	-
Per Common Share Data – GAAP Basis:										
Basic EPS(3)(4)	$1.62	0.95	0.53	1.24	1.05	0.89	0.99	0.64	0.73	0.39
Diluted EPS (3)(4)	$1.58	0.93	0.52	1.21	1.03	0.87	0.97	0.63	0.72	0.39
Cash dividends per share(3)	$0.15	0.14	0.13	0.12	0.11	0.10	0.09	0.08	0.07	0.06
Book value per share(3)	$13.71	11.89	10.28	10.01	8.29	8.11	7.11	5.98	5.48	4.29
Common Share Price										
High	$26.90	17.25	17.80	18.00	13.88	20.00	16.25	9.25	8.75	5.00
Low	$14.96	12.67	12.30	7.13	8.88	11.44	8.13	6.50	4.58	4.17
Close at December 31	$23.34	15.50	16.24	17.88	9.13	12.38	16.13	9.00	8.67	4.75
Close price to basic EPS	14.41x	16.32	30.64	14.41	8.70	13.91	16.29	14.06	11.88	12.18
Close price to book	1.70x	1.30	1.58	1.79	1.10	1.53	2.27	1.51	1.58	1.11
GAAP Ratios: (5)										
Loss and LAE ratio	67.8	72.9	76.9	68.4	67.5	68.0	65.1	72.3	68.3	74.9
Expense ratio	30.4	29.5	30.1	30.0	28.5	29.3	29.5	28.2	29.5	28.4
Combined ratio	98.2	102.4	107.0	98.4	96.0	97.3	94.6	100.5	97.8	103.3
Statutory Ratios: (5)										
Loss and LAE ratio	67.9	73.1	77.4	68.5	67.4	68.4	65.2	72.7	68.6	74.5
Expense ratio	30.7	29.2	27.8	27.0	29.5	29.4	28.9	27.3	31.0	28.2
Combined ratio	98.6	102.3	105.2	95.5	96.9	97.8	94.1	100.0	99.6	102.7
Industry combined ratio(6)	101.1	107.4	115.9	110.4	108.1	106.0	101.6	105.8	106.4	108.4
Net premiums written to surplus(7)	1.9x	2.6	1.8	1.3	1.5	1.6	1.7	1.9	2.1	1.8

(1) Invested assets include investments and cash equivalents.
(2) Net income less preferred share dividends, if any, divided by average common stockholders' equity.
(3) Earnings per share (EPS) adjusted for 1998 2-for-1 and 1996 3-for-2 common stock split effected in the form of a stock dividend.
(4) The earnings per share amounts prior to 1998 have been restated as required to comply with SFAS No. 128.
(5) GAAP ratios are computed using earned premiums for both the loss and LAE ratio and the expense ratio, and include the effect of eliminations in consolidation. The statutory expense ratio is computed using net written premiums. The Company uses the statutory combined ratio to compare its results to the industry statutory combined ratio as there is no industry GAAP combined ratio available.
(6) The industry combined ratios are from A.M. Best. The 2003 industry combined ratio is preliminary.
(7) The Company uses the statutory net premiums written to surplus ratio as there is no comparable GAAP measure. This ratio, also called the leverage ratio, measures the Company's statutory surplus available to absorb losses.
* Reflects change in Pooling Arrangement, effective October 1, 2001, January 1, 2000, 1999, 1998 and 1995.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

State Auto Financial Corporation ("State Auto Financial" or "STFC") and its wholly owned subsidiaries are collectively referred to herein as the "Company." The Company is a member of the State Auto Group, (defined below), that writes personal and commercial insurance through approximately 22,400 independent insurance agents associated with approximately 3,400 agencies in 26 states and the District of Columbia. The State Auto Group operates primarily in the central and eastern United States, excluding New York, New Jersey, and the New England states. State Auto Financial is a majority-owned subsidiary of State Automobile Mutual Insurance Company ("Mutual"), an Ohio domiciled property and casualty insurer and member of the State Auto Group. Mutual is one of only 15 companies in the United States that has received A.M. Best's A+ or higher rating every year since 1954.

State Auto Financial provides personal and commercial insurance to the standard insurance market through the following principal wholly owned insurance subsidiaries, collectively referred to as the "STFC Pooled Companies":

- State Auto Property and Casualty Insurance Company ("State Auto P&C")
- Milbank Insurance Company ("Milbank")
- Farmers Casualty Insurance Company ("Farmers") and
- State Auto Insurance Company of Ohio ("SA Ohio").

The STFC Pooled Companies' principal lines of business include:

- Personal and commercial automobile
- Homeowners
- Commercial multi-peril
- Workers' compensation
- General liability
- Fire

State Auto Financial also provides personal automobile insurance to the nonstandard insurance market through the following principal wholly owned insurance subsidiaries:

- State Auto National Insurance Company ("SA National") and
- Mid-Plains Insurance Company ("Mid-Plains").

The companies below are collectively referred to as the "Affiliates." Collectively, the Company and the Affiliates make up the "State Auto Group."

Mutual and its wholly owned subsidiaries:

- State Auto Insurance Company of Wisconsin ("SA Wisconsin"),
- State Auto Florida Insurance Company ("SA Florida")
- Meridian Insurance Group, Inc. ("MIGI") and its wholly owned subsidiaries:
    - Meridian Security Insurance Company ("Meridian Security")
    - Meridian Citizens Security Insurance Company ("Meridian Citizens")
    - Through an affiliation agreement with MIGI:
        - Meridian Citizens Mutual Insurance Company ("Meridian Citizens Mutual").

Meridian Security, Meridian Citizens and Meridian Citizens Mutual are collectively referred to herein as the "Meridian Insurers."

The STFC Pooled Companies participate in a quota share reinsurance pooling arrangement (the "Pooling Arrangement") with Mutual, SA Wisconsin and SA Florida (collectively the "Mutual Pooled Companies"). The Pooling Arrangement provides that the STFC Pooled Companies and the Mutual Pooled Companies cede to Mutual all of their insurance business and assume from Mutual an amount equal to their respective participation percentages as outlined in the Pooling Arrangement.

The following table sets forth a chronology of the participant and participant percentage changes that have occurred in the Pooling Arrangement since January 1, 2001:

	Pooled Companies								
	STFC Pooled Companies					Mutual Pooled Companies			
Year *	State Auto P&C	Milbank	Farmers	SA Ohio	Sub Total	Mutual	SA Wisconsin	SA Florida	Sub Total
1/1/2001-9/30/2001	39	10	3	1	53	46	1	N/A	47
10/1/2001-2002	59	17	3	1	80	19	1	N/A	20
1/1/2003-2003	59	17	3	1	80	18.3	1	0.7	20

* Time period is for the year ended December 31, unless otherwise noted.

On January 1, 2003, the Pooling Arrangement was amended to add SA Florida as a participant, but the Company's aggregate pooling participation percentage remained at 80%. Since SA Florida did not commence insurance operations until after January 1, 2003, there was no impact on the Company's books at January 1, 2003 relating to the foregoing Pooling Arrangement amendment.

State Auto P&C provides employees to the Company and the Affiliates. This is contractually provided for under the following management and/or cost sharing agreements: 1) the "2000 Management Agreement" effective January 1, 2000, to which State Auto P&C, Mutual, SA National, Milbank, and SA Ohio are parties. After October 1, 2001, the 2000 Management Agreement became a pure cost sharing agreement, but prior thereto, this agreement provided for a management fee based on surplus which was paid by each managed company to State Auto P&C; 2) the "Midwest Management Agreement" effective January 1, 2000 to which State Auto P&C, Mutual and SA Wisconsin are parties. This agreement provides for a management fee based on a percentage of direct written premiums collected by the Company for the services State Auto P&C provides; 3) the "MIGI Management Agreement," effective July 1, 2002, to which State Auto P&C, Meridian Security, Meridian Citizens, and Meridian Citizens Mutual are parties. This agreement provides for a management fee equal to a percentage of the allocable employee expenses attributable to the operations of these companies paid to the Company for the services State Auto P&C provides. Each of the foregoing management or cost sharing agreements also apportions among the parties the actual costs of the services provided. Effective January 1, 2002, all employees of MIGI became employees of State Auto P&C. In conjunction with this transaction, approximately $3.6 million in net plan benefit liabilities were transferred from MIGI to State Auto P&C.

Wholly owned non-insurance subsidiaries (direct and indirect) of State Auto Financial include:

- Stateco Financial Services, Inc. ("Stateco")
- Strategic Insurance Software, Inc. ("S.I.S.")
- 518 Property Management and Leasing, LLC ("518 PML")

Stateco provides investment management services to the Company and Affiliates, which comprises the Company's investment management services segment. S.I.S. develops and sells software for the processing of insurance transactions, database management systems for insurance agents and electronic interfacing of information between insurance companies and agents. S.I.S. sells its services and products to the Affiliates and their agents, and S.I.S. also markets similar services and products to nonaffiliated insurers and their agencies. 518 PML is engaged in the business of owning and leasing real and personal property to the Affiliates. The members of 518 PML are State Auto P&C and Stateco. The results of operations of S.I.S. and 518 PML are not material to the total operations of the Company.

Significant Transactions Summary

The following is a summary of significant transactions that occurred during 2001 through 2003 that will assist in the discussion of the Company's current period financial results:

Effective June 1, 2001, Mutual merged with Meridian Mutual Insurance Company ("Meridian Mutual"), with Mutual continuing as the surviving corporation, and acquired MIGI. Effective July 1, 2001, the insurance business of the former Meridian Mutual became part of the Pooling Arrangement and the STFC Pooled Companies assumed 53% of the Meridian Mutual business on this same date. Concurrent with this transaction, the STFC Pooled Companies received cash of $6.4 million and fixed maturities totaling $109.7 million, which related to the additional net insurance liabilities assumed by the STFC Pooled Companies on July 1, 2001. The business of the former Meridian Mutual includes both standard and nonstandard personal lines and standard commercial lines. The principal lines of business include standard personal and commercial automobile, nonstandard personal automobile, homeowners, commercial multi-peril, workers' compensation, general liability and fire insurance.

As the former Meridian Mutual standard and nonstandard business was written and processed through the Meridian underwriting and claims system platform, management monitored this business as a separate segment from the State Auto standard and nonstandard business. Monitoring of these segments separately was necessary in order to facilitate the integration of the business as these new policies and renewals were converted to the State Auto systems platform through which State Auto contract forms, pricing, underwriting, and claims philosophies were fully implemented. With the addition of the former Meridian Mutual business to the Pooling Arrangement in 2001, the Company renamed the two insurance segments that existed prior to 2001 to be the "State Auto standard segment" and the "State Auto nonstandard segment" and the former Meridian Mutual business to be the "Meridian standard segment" and the "Meridian nonstandard segment." Due to the integration efforts by management, along with the Meridian nonstandard segment no longer meeting the quantitative thresholds for segment reporting, beginning with the first quarter of 2003, this segment's business was included in the State Auto nonstandard segment. The 2002 and 2001 disclosures have been revised to reflect this change. Likewise, the Meridian standard business, beginning with the first quarter of 2004, will be included in the State Auto standard segment.

Effective October 1, 2001, the 2000 Management Agreement was amended to eliminate the management and operations services fee charged by State Auto P&C to participants to the agreement, including Mutual. As a result of the loss of this income, substantially all of State Auto P&C's management services income was eliminated at that time. Consequently, beginning with the first quarter 2002, the "management and operations services" segment is included in the "all other" category for segment reporting, as the results of this segment no longer meet the quantitative thresholds for separate presentation as a reportable segment. See "Reportable Segments" included herein and footnote 15 regarding the Company's operating segments in the consolidated financial statements of the Company.

The Pooling Arrangement was amended, effective October 1, 2001, such that the STFC Pooled Companies' aggregate participation was increased from 53% to 80%. In conjunction with this change in pool participation, the STFC Pooled Companies received cash of $2.2 million and fixed maturities totaling $236.3 million from Mutual, which related to the additional net insurance liabilities assumed by the STFC Pooled Companies on October 1, 2001.

For the period October 1, 2001 through December 31, 2003, Mutual entered into a stop loss reinsurance arrangement (the "Stop Loss") with the STFC Pooled Companies. Under the Stop Loss, Mutual agreed to participate in the Pooling Arrangement's quarterly underwriting losses and gains in the manner described. If the Pooling Arrangement's quarterly statutory loss and loss adjustment expense ratio (the "Pool loss and LAE ratio") was between 70.75% and 80.00% (after the application of all available reinsurance), Mutual reinsured the STFC Pooled Companies 27% of the Pooling Arrangement's losses in excess of a Pool loss and LAE ratio of 70.75% up to 80.00%. The STFC Pooled Companies were responsible for their share of the Pooling Arrangement's losses over the 80.00% threshold. Also, Mutual had the right to participate in the profits of the Pooling Arrangement. Mutual assumed 27% of the Pooling Arrangement's underwriting profits attributable to Pool loss and LAE ratios less than 69.25%, but more than 59.99%. The Stop Loss arrangement expired at December 31, 2003.

On May 22, 2003, STFC Capital Trust I, State Auto Financial's Delaware business trust subsidiary ("Capital Trust"), issued $15.0 million liquidation amount of its capital securities to a third party. In connection with the Capital Trust's issuance of the capital securities and the related purchase by State Auto Financial of all of the Capital Trust's common securities (liquidation amount of $464,000), State Auto Financial issued to the Capital Trust $15.5 million aggregate principal amount of Floating Rate Junior Subordinated Debt Securities due 2033. On November 13, 2003 State Auto Financial issued $100.0 million unsecured 6.25% senior notes. State Auto Financial used the proceeds from these debt instruments to contribute additional paid in capital to its insurance subsidiaries as follows: $39.0 million to State Auto P&C, $30.0 million to SA National and $15.0 million to Milbank. Milbank used the $15.0 million additional paid in capital contribution to repay its $15.0 million surplus note with Meridian Security. State Auto Financial also used these proceeds to repay $15.0 million of its bank debt and invested the remaining amount in fixed maturity and equity securities.

Critical Accounting Policies

The Company's significant accounting policies are more fully described in note 1 to the Company's consolidated financial statements. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet, revenues and expenses for the period then ended and the financial entries in the accompanying notes to the financial statements. Such estimates and assumptions could change in the future, as more information becomes known which could impact the amounts reported and disclosed therein.

Losses and loss expenses payable are management's best estimates at a given point in time of what the Company expects to pay claimants, based on known facts, circumstances and historical trends. Reserves for reported losses are established on either a case-by-case or formula basis depending on the type and circumstances of the loss. The case-by-case reserve amounts are determined based on the Company's reserving practices, which take into account the type of risk, the circumstances surrounding each claim and policy provisions relating to types of loss. The formula reserves are based on historical data for similar claims with provision for trend changes caused by inflation. Loss and loss expense reserves for incurred claims that have not yet been reported are estimated based on many variables including historical and statistical information, inflation, legal developments, storm loss estimates, and economic conditions. Case and formula basis loss reserves are reviewed on a regular basis and as new data becomes available, estimates are updated resulting in adjustments to loss reserves. Generally, reported losses initially reserved on a formula basis and not settled after six months, are case reserved at that time. Although management uses many resources to calculate reserves, there is no method for determining the exact ultimate liability.

Acquisition costs, consisting of commissions, premium taxes, and certain underwriting expenses relating to the production of property and casualty business, are deferred and amortized ratably over the contract period. The method followed for computing the acquisition costs limits the amount of such deferred costs to their estimated realizable value. In determining estimated realizable value, the computation gives effect to the premium to be earned, losses and loss expenses to be incurred, and certain other costs expected to be incurred as premium is earned. These amounts are based on estimates, and accordingly, the actual realizable value may vary from the estimated realizable value.

Pension and postretirement benefit obligations are long term in nature and require significant management judgment in estimating the factors used to determine these amounts. Management, along with its defined benefit consulting actuary, reviews these factors, including the discount rate and expected long term rate of return on plan assets among other factors. Because these obligations are based upon significant management estimates which could change given available information, the ultimate benefit obligation could be different than the amount estimated.

Fixed maturity and equity security investments are classified as available for sale and carried at fair value. The net unrealized holding gains or losses, net of applicable deferred taxes, are shown as a separate component of stockholders' equity as "accumulated other comprehensive income," and as such are not included in the determination of net income. Investment income is recognized when earned, and capital gains and losses are recognized when investments are sold.

The Company regularly monitors its investment portfolio for declines in value that are other than temporary, an assessment that requires significant management judgment. Among the factors management considers are the nature of the investment, severity and length of decline in fair value, events impacting the issuer, and overall market conditions. When a security in the Company's investment portfolio has been determined to have a decline in fair value that is other than temporary, the Company adjusts the cost basis of the security to fair value. This results in a charge to earnings as a realized loss, which is not changed for subsequent recoveries in fair value. Future increases or decreases in fair value, if not other than temporary, are included in other comprehensive income.

As part of the Company's management of its exposure to fluctuations in interest rates, the Company entered into interest rate swap agreements in connection with the issuance of its $100.0 million 6.25% senior notes. The interest rate swap agreements are the only derivative contracts to which the Company is party and are accounted for in accordance with Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. This Statement requires all derivatives to be recorded at fair value on the consolidated balance sheet.

At the time a derivative contract is entered into, the Company formally documents and designates the derivative as either a hedge of the fair value of a recognized asset or liability (fair value hedge) or a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). The Company does not have any derivative contracts hedging foreign currencies or derivative contracts held for speculative purposes. The Company formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives used for hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

Changes in fair value of derivatives designated as cash flow hedges, to the extent effective, are recorded in net unrealized gains/losses on derivatives, a separate component of accumulated other comprehensive income. Amounts are reclassified to earnings from accumulated other comprehensive income when the underlying hedged item impacts earnings. Changes in fair value of derivatives designated as fair value hedges are recorded currently in earnings which are offset to the extent the derivative was affected by changes in fair value of the hedged item.

See a discussion of other factors that may have an impact on management's best estimates at "Impact of Significant External Factors" included herein.

Results of Operations

Summary

The following table summarizes for the years ended December 31, 2003, 2002 and 2001 certain key performance indicators used to manage the operations of the Company:

(dollars in thousands)	December 31 2003	2002	2001
GAAP Basis:			
Total revenue	$1,041,696	967,479	623,272
Net income	$63,622	36,995	20,615
Stockholders' equity	$542,291	463,769	400,193
Loss and LAE ratio *	67.8	72.9	76.9
Expense ratio *	30.4	29.5	30.1
Combined ratio	98.2	102.4	107.0
Catastrophe loss and LAE points*	6.8	5.6	4.4
Premium earned growth	7.1%	61.5	39.5
Investment yield	4.6%	4.9	5.4
Statutory Basis:			
Net premiums written to surplus**	1.9x	2.6	1.8

* defined below
** The Company uses the statutory net premiums written to surplus ratio because there is no comparable GAAP measure. This ratio, also called the leverage ratio, measures the company's statutory surplus available to absorb losses.

During 2003, the Company attained record level net income while also incurring record level catastrophe losses. The combined ratio improvements are the direct result of management's obtaining adequate cost based rates across all lines of business, re-underwriting the former Meridian Mutual business applying State Auto underwriting guidelines along with terminating unprofitable Meridian programs. Management of the Company continues to focus on growing premiums without compromising profitability. The Company's investment yield has declined consistent with the decrease in long term interest rates. The Company invests for yield while maintaining a conservative approach for principal preservation. During 2003, the Company debt issuance, net of debt repayments, was $85.5 million. The net proceeds of debt were used by State Auto Financial to contribute additional paid in capital to certain of its insurance subsidiaries to strengthen the statutory surplus position for support of continued premium growth and for general corporate purposes. See below for additional discussion of the Company's operations.

2003 compared to 2002

Net income before federal income taxes for the Company increased $45.5 million (120.0%) to $83.3 million in 2003 from 2002. The most significant factors contributing to this increase were an improvement in the Company's loss experience from 2002 along with growth in earned premium. The Company's GAAP loss and LAE ratio (defined below) reflected a 5.1 point improvement in 2003 from 2002, despite the largest catastrophe loss event in Company history occurring in May 2003. While all insurance segments reflected an improvement in underwriting results from 2002, the most significant improvement was within the Meridian standard segment.

Consolidated earned premiums increased $64.0 million (7.1%) to $960.6 million in 2003 from 2002. This increase was primarily the result of premium rate increases across all lines of business (see earned premium table below). The State Auto standard segment contributed a 14.0% increase to consolidated earned premiums in 2003 from 2002, while the State Auto non-standard segment contributed a 1.0% increase to consolidated earned premiums in the same period. Contributing also to the State Auto standard segment's increase was the migration of the Meridian standard segment's policies to the State Auto systems platform. These increases in earned premiums were partly offset by two factors: declines in the Meridian standard segment and an increase in premiums ceded to Mutual under the Stop Loss. The Meridian standard segment declined 6.7 points in 2003 from 2002. Contributing to this segment's decrease are the following: re-underwriting the policies migrating on renewal to the State Auto systems platform, as well as the non-renewal of policies due to significant rate increases and underwriting action taken that management believed were necessary to improve the underwriting performance of the Meridian book of business. The integration also includes the migration of Indiana business to affiliate companies outside the Pooled Companies. During the years 2003 and 2002, the STFC Pooled Companies ceded a total of $12.8 million and $1.4 million, respectively, in earned premiums to Mutual in accordance with the Stop Loss arrangement. The effect of the increased premiums ceded reduced consolidated earned premium by 1.2% in 2003 from 2002 (premiums ceded were 1.4% and 0.2% of consolidated earned premium for the years 2003 and 2002, respectively). The Stop Loss arrangement ended on December 31, 2003 and was not renewed. See the Stop Loss discussion below regarding loss and loss adjustment expense cession.

The following table summarizes the consolidated earned premiums by segment and by line of business for the years ended December 31, 2003 and 2002:

	December 31, 2003				December 31, 2002			
(dollars in thousands)	State Auto [(1)]	Meridian [(1)]	Total	% of Total	State Auto[(1)]	Meridian[(1)]	Total	% of Total
Standard								
Auto – personal	$337,548	28,374	365,922	38	281,373	56,908	338,281	38
Auto – commercial	84,541	15,130	99,671	10	74,764	22,304	97,068	11
Homeowners	134,001	14,593	148,594	16	112,351	21,159	133,510	15
Commercial multi-peril	60,819	18,405	79,224	8	50,306	25,942	76,248	8
Workers' compensation	24,141	8,458	32,599	3	23,236	16,081	39,317	4
Fire and allied lines	65,850	806	66,656	7	57,310	1,095	58,405	7
Other & products liability	54,882	1,326	56,208	6	49,233	1,834	51,067	6
Miscellaneous personal & commercial	26,571	2,856	29,427	3	24,602	4,542	29,144	3
Total Standard	788,353	89,948	878,301	91	673,175	149,865	823,040	92
Nonstandard Auto [(2)]	$82,267	-	82,267	9	73,555	-	73,555	8
Grand Total	-	-	960,568	100	-	-	896,595	100

[(1)] State Auto standard segment and Meridian standard segment, respectively
[(2)] State Auto nonstandard segment

As reflected in the table above, earned premiums increased from year to year across almost all lines of business, with the exception of workers' compensation. Overall the composition of the Company's book of business did not change significantly from year to year, with the standard auto – personal line continuing to be the Company's most significant line of business.

In the past 18-24 months, the Company took necessary and in some cases significant rate increases, particularly within the Meridian book, in almost all lines of business. The Company expects to be able to implement smaller rate increases in 2004 than it had implemented during 2001 and 2003. This is expected to affect earned premium growth in the years following the implementation of these increases. In fact, within the last year, the industry has been experiencing a leveling of rate increases and in some cases certain lines have experienced modest rate decreases. Management continues to emphasize that it will not compromise profitability for top line growth and will continue to focus on maintaining its underwriting consistency through all industry cycles.

Net investment income increased $4.9 million (8.3%) to $64.6 million in 2003 from 2002. This increase was the result of an increase in invested assets generated by cash flow provided from operations and financing, partly offset by a decline in the investment yield. Total cost of invested assets at December 31, 2003 and 2002 was $1,529.7 million and $1,302.0 million, respectively. Invested assets are comprised of total investments and cash equivalents. Reflecting a decline in the interest rate environment, the annualized investment yields based on average invested assets at cost decreased to 4.6% in 2003 from 4.9% in 2002. The Company manages its investment portfolio to maximize after tax profits. With the Company's improving loss experience throughout 2003, management began allocating a higher proportion of new monies to tax exempt securities in the fourth quarter of 2003. This reallocation of new monies is expected to result in lower pre-tax investment yields but higher after tax investment income than if the Company continued with the portfolio allocation of 2003. See further discussion regarding investments at the "Liquidity and Capital Resources," "Investments" and "Market Risk" sections, included herein.

Consolidated losses and loss adjustment expenses, as a percentage of earned premiums (the "GAAP loss and LAE ratio"), were 67.8% and 72.9% for the years 2003 and 2002, respectively. See the Stop Loss discussion above regarding earned premiums cessions. For the years 2003 and 2002, the STFC Pooled Companies ceded a total of $5.6 million and $8.8 million, respectively, in losses and loss adjustment expenses to Mutual in accordance with the Stop Loss arrangement. The net effect of the earned premium and losses and loss adjustment expenses cessions under the Stop Loss increased the GAAP loss and LAE ratio by 0.3 points in 2003 and decreased the GAAP loss and LAE ratio by 0.9 points in 2002.

For the years 2003 and 2002, catastrophe claims contributed 6.8 and 5.6 points, respectively, to the consolidated GAAP loss and LAE ratio. Catastrophe losses discussed herein are as designated by Insurance Services Office's Property Claim Services ("PCS") unit, a nationally recognized industry service. PCS defines catastrophes as events resulting in $25.0 million or more in insured losses industry wide and affecting significant numbers of insureds and insurers. High winds, tornadoes, hail, lightning and resulting fires caused damage in 17 of the Company's 26 operating states between May 2 and May 11, 2003 ("CAT 88"). Claims resulting from CAT 88 totaled $39.6 million or 4.1 GAAP loss and LAE points for the year 2003. In terms of dollars, Cat 88 is the largest catastrophe loss event in State Auto history. The second most costly catastrophe loss event occurred in the second quarter of 2002, from a widespread series of storms that included a tornado in the community of La Plata, Maryland ("CAT 61"). Claims resulting from CAT 61 totaled $27.5 million or 3.1 GAAP loss and LAE points for the year 2002. As discussed below, each of the Company's insurance operating segments was impacted by these catastrophe losses.

The following table summarizes the consolidated GAAP loss and LAE ratio by line of business for the years ended December 31, 2003 and 2002, respectively. The Standard results reflect the combined State Auto and Meridian standard segments:

Consolidated	2003	2002	(improve) deteriorate
Standard			
Auto – personal	66.6	68.8	(2.2)
Auto – commercial	53.3	66.5	(13.2)
Homeowners	75.0	85.1	(10.1)
Commercial multi-peril	80.6	89.9	(9.3)
Workers' compensation	93.0	83.7	9.3
Fire and allied lines	60.8	58.9	1.9
Other & products liability	67.6	77.7	(10.1)
Miscellaneous personal & commercial	28.3	35.5	(7.2)
Total Standard	67.1	72.5	(5.4)
Nonstandard Auto	75.6	77.8	(2.2)
Consolidated	67.8	72.9	(5.1)

As noted in the above table, all lines of business contributed to the 5.1 GAAP loss and LAE improvement in 2003 from 2002, except for workers' compensation and fire and allied lines which combined represent 10% of total earned premiums in 2003. Company management monitors all lines of business paying particular attention to auto - personal, homeowners and workers' compensation due to the significance these lines have on the profitability of the Company.

The auto - personal line continues to be the most significant line of business and therefore has the greatest influence on net income. The homeowners line of business is the Company's second largest (see earned premium table above). The loss experience in this line was adversely affected in the last two years by the increased severity of storms; however, due to management's efforts, its GAAP loss and LAE ratio improved by 10.1 points in 2003 from 2002. Workers' compensation continues to be the Company's most volatile line of business due to the risks insured. Workers' compensation results have been volatile both for the Company and the industry and can have a significant adverse impact on earnings. The Company manages this exposure with conservative underwriting and rate levels that are based on National Council of Compensation Insurance loss costs. As a result of management's conservative approach, workers' compensation represents 3% of total earned premium. Management continually monitors these lines in an effort to obtain adequate cost based rates and write the risks that it believes are more likely to produce an underwriting profit for the Company.

The following table summarizes the State Auto standard segment GAAP loss and LAE ratio by line of business for the years ended December 31, 2003 and 2002, respectively:

State Auto Standard	2003	2002	(improve) deteriorate
Auto – personal	66.2	67.5	(1.3)
Auto – commercial	54.0	63.5	(9.5)
Homeowners	76.5	81.1	(4.6)
Commercial multi-peril	69.7	80.9	(11.2)
Workers' compensation	100.9	84.4	16.5
Fire and allied lines	60.7	58.8	1.9
Other & products liability	64.4	78.8	(14.4)
Miscellaneous personal & commercial	26.5	30.0	(3.5)
Total State Auto Standard	66.1	69.4	(3.3)

The State Auto standard segment's GAAP loss and LAE ratio improved 3.3 points in 2003 from 2002, despite being impacted by the record level catastrophe losses described above. For the years 2003 and 2002, catastrophe losses represent 7.3 and 5.7 points, respectively, of which Cat 88 accounted for 4.4 points of the 2003 total catastrophe points and Cat 61 accounted for 3.1 points of the 2002 total catastrophe points. Absent the impact of catastrophe losses, this segment's GAAP loss and LAE ratio improved 4.9 points in 2003 from 2002. This improvement reflects the Company's continual emphasis on strict underwriting, which includes taking necessary and appropriate rate increases across most lines of business.

The State Auto nonstandard segment's GAAP loss and LAE ratio improved 2.2 points in 2003 to 75.6 from 77.8 in 2002 (see the Consolidated GAAP loss and LAE ratio table above, nonstandard auto line). The 2003 and 2002 catastrophe losses represent 1.4 points and 0.8 point, respectively, of the foregoing GAAP loss and LAE ratio. Absent the impact of catastrophe losses, this segment's GAAP loss and LAE ratio improved 2.8 points in 2003 from 2002. This improvement was primarily driven by significant underwriting action and rate level improvement on the former Meridian nonstandard segment private passenger auto book of business. Management implemented corrective rate increases on the business that continued to renew on the Meridian systems platform. In addition, all new nonstandard private passenger auto business produced by the former Meridian Mutual agents is now written through the SA National system platform utilizing a more appropriate rating structure as well as credit scoring (as permitted by local law) and "point-of-sale" underwriting tools. Management continually monitors this segment's underwriting performance, as it is typically a more volatile line of business than the standard segment, paying particular attention to rate adequacy and risk selection in states and agencies with unusually high premium written growth. Kentucky, this segment's largest state of operation, had experienced significant written premium growth over the last year, but with unacceptable underwriting results. The Company has terminated or suspended eleven fast growing, but extremely unprofitable, nonstandard auto oriented agencies in Kentucky. While this action adversely affected this segment's premium growth, it is expected to improve long term underwriting results.

The following table summarizes the Meridian standard segment GAAP loss and LAE ratio by line of business for the years ended December 31, 2003 and 2002, respectively:

Meridian Standard	2003	2002	(improve) deteriorate
Auto – personal	71.9	75.1	(3.2)
Auto – commercial	49.3	76.5	(27.2)
Homeowners	61.2	106.5	(45.3)
Commercial multi-peril	116.6	107.5	9.1
Workers' compensation	70.5	82.7	(12.2)
Fire and allied lines	74.3	60.8	13.5
Other & products liability	199.3	50.0	149.3
Miscellaneous personal & commercial	44.6	65.4	(20.8)
Total Meridian Standard	76.4	85.9	(9.5)

The Meridian standard segment's GAAP loss and LAE ratio improved 9.5 points in 2003 from 2002, despite also being impacted by the catastrophe losses described above. For 2003 and 2002, catastrophe losses represent 7.6 and 7.0 points, respectively, of which Cat 88 accounted for 4.5 points and Cat 61 4.0 points of the 2003 and 2002 total catastrophe points, respectively. Absent the impact of catastrophe losses, this segment's GAAP loss and LAE ratio improved 10.1 points in 2003 from 2002.

During the year 2003 this segment continued to improve from 2002 despite experiencing several large commercial multi-peril and other liability losses. Note that the "other and products liability" line is approximately 1.5% of this segment's 2003 book of business – see earned premium table above. These continued improvements are a direct result of management's efforts that began in 2001 to obtain adequate cost based rates, re-underwrite the business applying the State Auto underwriting guidelines and terminate unprofitable programs. The Meridian integration is proceeding according to plan. The business written on the historic Meridian platform is being systematically renewed on the State Auto platform. Management is striving to retain the risks that it believes have the greatest profit potential for the Company. Due to the integration efforts by management, along with this segment no longer meeting the quantitative thresholds for separate segment reporting, beginning with the first quarter of 2004, the Meridian standard business will be included in the State Auto standard segment.

Acquisition and operating expenses, as a percentage of earned premiums (the "GAAP expense ratio"), were 30.4% and 29.5% for the years 2003 and 2002, respectively. One factor contributing to the 0.9 point increase is the Company cession of earned premium under the Stop Loss, which was $12.8 million and $1.4 million in 2003 and 2002, respectively. These earned premium cessions under the Stop Loss increased the Company's GAAP expense ratio by 0.4 point and less than 0.1 point for the years 2003 and 2002, respectively. The Stop Loss agreement terminated December 31, 2003 and was not renewed. Certain significant variable expenses that are tied directly to the Company's insurance operation's profitability also contributed to the increased GAAP expense ratio. These are the Company's profit sharing plans, the Quality Performance Bonus ("QPB") that covers substantially all employees and the Quality Performance Agreement or contingent commission agreement ("QPA") which is available to substantially all the Company's agents. QPA was 1.6 points and 1.2 points within the GAAP expense ratio in 2003 and 2002, respectively. QPB was 0.8 point and 0.2 point within the GAAP expense ratio in 2003 and 2002, respectively. Excluding the Stop Loss, QPA and QPB effects, the GAAP expense ratio would have been 27.6% and 28.0% for the years 2003 and 2002, respectively. Management reviews the QPB plan and the QPA annually to determine the appropriateness of each bonus' formula. Any increase in the expense ratio is difficult to accept, but the fact is, that the increase seen this year is largely the result of the Company's profitable underwriting operations, as discussed above. Notwithstanding these directly profit driven expense increases, expense control has been and remains one of the critical elements of the Company's success, and the importance of this is regularly communicated to all employees.

Interest expense increased $1.3 million (55.9%) to $3.6 million in 2003 from 2002. This increase was the result of the additional net $85.5 million of debt obtained as of December 31, 2003 from December 31, 2002 (see discussion included in Liquidity and Capital Resources), partly offset by a decline in the interest rate on the $45.5 million line of credit with Mutual.

Other expense, as a percentage of earned premiums, was 1.2% and 1.1% for the years 2003 and 2002, respectively. The increase in 2003 other expense is primarily attributable to the legal and other related costs incurred by the Company related to the tender offer initiated by Gregory M. Shepard and his wholly owned company, and other proposals from Mr. Shepard that preceded the tender offer. See Part I, Item 3. Legal Proceedings included within this Form 10-K.

The effective tax expense rate for the years 2003 and 2002 were 23.8% and 2.1%, respectively. Improvement in the Company's 2003 underwriting results along with an increase in net realized gains on investments and the gradual shift in increasing the fixed maturity portfolio from tax-exempt to taxable securities from 2002 contributed to the tax expense rate increase. Management believes the existing level of pre-tax earnings is sufficient to generate future taxable income to realize the deferred tax assets.

2002 compared to 2001

Net income for the Company increased by $16.4 million (79.5%) in 2002. Contributing to this increase was a 4.6 point improvement in the Company's GAAP combined ratio and, as more fully described above, changes made to the Company's participation in the Pooling Arrangement in the second half of 2001. Additionally, net investment income increased due to the Pooling Arrangement changes in 2001, which was offset by a decrease in the Company's management and operations service income.

Consolidated earned premiums increased by $341.4 million (61.5%) in 2002. This increase was the result of the addition of the former Meridian Mutual business to the Pooling Arrangement, effective July 1, 2001, a change in the Pooled Subsidiaries' aggregate pooling participation percentage from 53% to 80%, effective October 1, 2001 and total net internal growth of 16.3%. The addition of the former Meridian Mutual business and the pooling change increased consolidated earned premiums 45.2%. The internal growth of the State Auto standard segment's earned premiums increased consolidated earned premiums 15.1%. This increase was driven by growth in commercial lines of business due to a combination of rate changes as well as increased policy counts. Personal lines of business continued to experience sales increases over prior year due to changes in the marketplace that permitted rate increases, as well as the expansion of the new personal lines sales specialist position that contributed to increased policy counts. The internal growth of the State Auto nonstandard segment earned premiums increased consolidated earned premiums 5.4% due to a combination of rate changes and increased policy counts.

The internal decline of the Meridian standard and nonstandard segments decreased consolidated earned premiums 4.2%. This decrease was expected, given the corrective actions taken by management in both these segments, which actions included appropriate and necessary rate increases in almost every line of business. Additionally, one of the more significant actions taken within the Meridian standard segment was the discontinuance in late 2000 of the Group Advantage® Program which had generated substantial underwriting losses for Meridian Mutual. The last Group Advantage® policy on the books terminated January 2003. Regarding the Meridian nonstandard segment, in addition to taking significant corrective rate action, beginning in late 2001, the Company implemented an integration plan to write all new nonstandard auto business produced by the former Meridian Mutual agents through the State Auto nonstandard segment, specifically through National on the National system platform utilizing a more appropriate rating structure as well as credit scoring (as permitted by local law) and "point-of-sale" underwriting tools. The order of integration had been prioritized such that the states with the most need for profit improvement migrated to National first. All Meridian nonstandard auto new business is now being written through the State Auto nonstandard segment. The business that remains within the Meridian nonstandard segment is expected to decrease given this segment's historically low retention rate as well as the Company's continuing to take appropriate rate increases. Fourth quarter 2002 earned premiums for the Meridian nonstandard segment comprised 0.5% of total consolidated earned premiums versus 1.8% in the same

2001 period. Consequently, beginning with the first quarter 2003, the Meridian nonstandard auto business was included in the State Auto nonstandard segment category.

Net investment income increased by $12.3 million (26.0%) in 2002. Contributing to the increase over the previous year was an increase in invested assets due to a transfer of $354.6 million in cash and fixed maturity securities from Mutual to the Pooled Subsidiaries in the second half of 2001. This transfer was made in conjunction with the changes made to the Pooled Subsidiaries participation in the Pooling Arrangement, as more fully described above. Total cost of invested assets at December 31, 2002 and 2001, was $1,303.0 million and $1,150.3 million, respectively. Reflecting a decline in the interest rate environment, the investment yields, based on cash equivalents, fixed and equity securities at cost were 4.9% and 5.4% for the annual periods ending 2002 and 2001, respectively. See further discussion regarding investments at the "Liquidity and Capital Resources," "Investments" and "Market Risk" sections, included herein.

Management services income, including investment management fees, decreased by $12.9 million (83.1%) in 2002. This decrease was attributable to the termination of the fee element of the 2000 Management Agreement. The service fee under the 2000 Management Agreement paid by Mutual in 2001 was $12.5 million.

Consolidated losses and loss adjustment expenses, as a percentage of earned premiums (the "GAAP loss and LAE ratio"), were 72.9% and 76.9% for the years 2002 and 2001, respectively. Comparison of the overall results of 2002 with those of 2001 was affected by the addition of the former Meridian Mutual business to the Pooling Arrangement. Since the former Meridian Mutual business was added to the Pooling Arrangement effective July 1, 2001, it negatively impacted the loss results of the Company only in the second half of 2001. However, in 2002 the results of the former Meridian Mutual business were included in and negatively impacted the results of the Pooling Arrangement for the entire year. Comparison of the overall results of 2002 with those of 2001 is also affected by the reserve strengthening that occurred during the second half of 2001 with respect to the Meridian segments. While the Meridian standard business continues to produce loss results poorer than the State Auto book of business (see table of GAAP loss and LAE ratios operating segments below), management believes there has been improvement in the performance of the Meridian segments due to the continuing efforts to improve pricing and risk selection applicable to these segments during 2002.

During the quarters ended September 30, 2002 and June 30, 2002, the Pooled Companies produced a Pool loss and LAE ratio under the Stop Loss (described above) that exceeded the 70.75% threshold, thereby recovering from Mutual $2.4 million and $6.4 million in losses, respectively (total of $8.8 million for the year ended December 31, 2002). In the quarters ended December 31, 2002 and March 31, 2002, the Pooled Companies' Pool loss and LAE ratio was less than 69.25%, but more than 59.99%, thereby ceding to Mutual, under the Stop Loss $1.0 million and $0.4 million in earned premiums, respectively (total of $1.4 million for the year ended December 31, 2002). The cession activity through the Stop Loss had the effect of lowering the GAAP loss and LAE ratio by 0.9 and 1.1 points in 2002 and 2001, respectively.

The year 2002 was the worst catastrophe year in the history of the Company on a dollar loss basis and third worst in terms of GAAP loss and LAE ratio points. During the second quarter of 2002, a series of tornadoes and hailstorms went through several of the Company's operating states, including an F4 tornado in La Plata, Maryland. This storm was the largest single catastrophe event for the Company in 2002, accounting for 3.1 GAAP loss and LAE ratio points. Overall, catastrophe losses in 2002 were 1.2 GAAP loss and LAE ratio points higher than in 2001.

For discussion purposes, the following table provides comparative GAAP loss and LAE ratios for the Company's insurance operating segments for the 2002 and 2001 periods, respectively, except for the Meridian segments for 2001, which is for the six month period ended December 31, 2001:

GAAP Loss and LAE Ratio	2002	2001
State Auto standard segment	69.4	65.9
State Auto nonstandard segment	77.8	91.4
Meridian standard segment	85.9	139.3
Total GAAP Loss and LAE Ratio	72.9	76.9

The State Auto standard segment GAAP loss and LAE ratio increased in 2002 to 69.4 from 65.9 in 2001. Catastrophe losses represented 5.7 points of this segment's loss results for 2002 compared to 4.4 points for 2001. With the significant increase in new business policy count came an increase in claim submissions. While general inflation has been relatively modest for the past several years, price inflation on goods and services for which insurance pays, such as medical care and repairs to automobiles and buildings, exceeded the rate of overall inflation and adversely impacted the GAAP loss and LAE ratio. The Company has reacted to this inflationary trend by filing more aggressive, cost-based, rate increases. Also contributing to the current year deterioration in the GAAP loss and LAE ratio were restrictions on the use of credit scoring in some states where the Company does business. To the extent these limitations result in higher loss ratios, the actuarial rate indications will increase resulting in larger rate increases being sought. The Company is also reviewing its credit scoring models to ensure that the premium rate derived from the model continues to accurately reflect the loss experience associated with each particular credit score range.

Representing approximately 42% of this segment's business, personal automobile has over the last five years yielded loss results better than industry average, and in fact, has produced combined ratios of less than 100.0%. While the current year results are expected again to better industry average, this line of business did experience deterioration in its current year loss ratio, specifically within the auto liability and no fault lines, which management believes is due at least in part to increasing rates of inflation applicable to the health care sector of the U.S. economy and an increased volume of new business, as noted above. Adverse loss results on workers' compensation, commercial multi peril and other liability lines of business, which collectively represents approximately 18.2% of this segment's business, also contributed to the current year loss result increase. The Company is taking substantial and necessary rate increases in rate per exposure across these lines of business. Workers' compensation continues to be one of the most volatile lines that the Company provides, and for this reason the Company has always maintained a particularly conservative posture on pricing in this line.

The State Auto nonstandard segment, which now includes the former Meridian nonstandard segment, GAAP loss and LAE ratio improved in 2002 to 77.8 from 91.4 in 2001. This segment was significantly impacted by the former Meridian nonstandard segment case reserve strengthening that occurred during the second half of 2001. Also largely contributing to the current year loss results improvement were the substantial policy rate increases the Company implemented in 2001 and 2002 in the former Meridian nonstandard segment. This segment experienced more volatility in 2002, especially in those states experiencing substantial premium growth due to policy count increases. As described above, contributing to this growth has been the addition of National's product to agents who wrote the former Meridian Mutual's nonstandard auto business. While nonstandard automobile tends to be a more volatile line of business than standard automobile, management continually monitors this segment's premium rate adequacy. Management has been paying particular attention to the adequacy of these rates in these growth states, as well as risks written in certain agencies, and is reacting accordingly by increasing rates and working with those agencies regarding risk selection.

The Meridian standard segment GAAP loss and LAE ratio for 2002 was 85.9 compared to 139.3 for the six month period ended December 31, 2001. Comparison of the overall results of 2002 with those of 2001 is affected by the reserve strengthening that occurred during the second half of 2001 within this segment. Catastrophe losses represent approximately 7.0 points of this segment's loss results for both the 2002 and 2001 periods. While the Meridian standard business continues to produce loss results worse than the State Auto book of business, management believes there has been improvement in this segment due to the necessary and continued efforts that began in 2001, e.g. seeking adequate cost-based rates, re-underwriting commercial renewals to be certain that risks written are within the State Auto underwriting guidelines and discontinuing the Group Advantage® Program.

Acquisition and operating expenses, as a percentage of earned premiums (the "GAAP expense ratio"), were 29.5% and 30.1% for the years 2002 and 2001, respectively. Management continually focuses its attention on improving its GAAP expense ratio, which is especially critical during a period of substantial top line growth.

Interest expense relates to the $45.5 million line of credit agreement the Company entered into with Mutual in 1999 and the $15.0 million surplus note agreement entered into with an affiliate on September 30, 2002. See additional discussion in the "Liquidity and Capital Resources" section included herein.

The 2002 underwriting improvement, coupled with net investment income being largely comprised of tax-exempt income, produced an effective tax expense rate in 2002 of 2.1% versus an effective tax benefit of 15% in 2001. For additional clarification, see the reconciliation between actual federal income taxes and the amount computed at the statutory rate as detailed in footnote 8 in the notes to the Company's consolidated financial statements.

Reportable Segments

At December 31, 2003, the Company's reportable segments are: State Auto standard insurance, State Auto nonstandard insurance, Meridian standard insurance, and investment management services. Due to the integration efforts by management, along with this segment no longer meeting the quantitative thresholds for segment reporting within the Meridian nonstandard business, beginning with the first quarter of 2003, the Meridian nonstandard business was included in the State Auto nonstandard segment. The 2002 and 2001 disclosures have been revised to reflect this change. Likewise, the Meridian standard business, beginning with the first quarter of 2004, will be included in the State Auto standard segment.

The profits (losses) of these segments are monitored by management on an unconsolidated basis, as reflected in footnote 15, Reportable Segments, in the Company's consolidated financial statements and therefore do not reflect adjustments for transactions with other segments or realized gains or losses on sales of investments.

The following table reflects segment profit (loss) for the years ended 2003, 2002, and 2001, respectively:

(in thousands)	2003	2002	2001
State Auto standard insurance	$57,323	37,537	45,664
State Auto nonstandard insurance	6,632	4,075	(4,555)
Meridian standard insurance	3,489	(15,376)	(44,397)
Investment management services	7,424	6,402	5,965
All other	2,224	1,916	16,326
Total segment profit	$77,092	34,554	19,003

The increase in the Company's 2003 profits within the State Auto standard and nonstandard insurance segments is primarily due to an improvement in these segments' current year loss experience as discussed at "2003 Compared to 2002" in "Results of Operations." The improved loss experience in 2003 in these segments reflects the Company's continual emphasis on strict underwriting, which includes taking necessary and appropriate rate increases. The decrease in the Company's 2002 profit within the State Auto standard insurance segment is primarily due to an increase in this segment's loss experience as discussed at "2002 Compared to 2001" in "Results of Operations." For the State Auto nonstandard insurance segment in 2002, increased earned premium growth, as well as an increase in the net investment income, despite deterioration in its loss results, contributed positively to this segment's profit. As discussed above, management continually monitors these segments' premium rate adequacy and seeks adequate cost-based rates.

The Company's 2003 profit within the Meridian standard insurance segment is due to an improvement in this segment's current year loss experience as discussed at "2003 Compared to 2002" in "Results of Operations." The improved loss experience in 2003 in this segment is evidence of the Company's successful integration efforts that began in 2001 to obtain adequate cost based rates, re-underwrite the business within State Auto underwriting guidelines and terminate unprofitable programs. Comparison of the Meridian standard segment profit (loss) results of 2002 with that of 2001 was affected by the reserve strengthening that occurred during the second half of 2001.

The increase in segment profit of the investment management segment in 2003, 2002 and 2001 was the result of this segment providing its services to the Meridian Insurers beginning June 1, 2001 and the continued investment portfolio fair value growth of the State Auto Group. This segment's revenue is based on the average fair value of the portfolio of the companies managed. During these years, the investment management segment profit increased as managed invested assets increased.

The increase in segment profit of the 2003 all other category is due to an increase in the State Auto P&C management fee earned from management agreements that are described at "Overview." The management fee increased because of the increase in direct written premiums collected under the Midwest Management Agreement and the increase of allocable employee expenses under the MIGI Management Agreement. Beginning with the first quarter of 2002, the former management and operations services segment is now included in the all other category for segment reporting as the results of this segment no longer meet the quantitative thresholds for separate presentation as a reportable segment. All other segment profits, including management and operations services, decreased in 2002 and 2001. The termination of the service fee under the 2000 Management Agreement was due to the resolution of the disagreement between the Company and Ohio Department of Insurance regarding the service fee paid by Mutual to the Company in 2001. See discussion at "significant transactions" and "2002 Compared to 2001" in "Results of Operations." For additional information on the Company's reportable segments, see footnote 15 on "Reportable Segments" in the Company's consolidated financial statements.

Liquidity and Capital Resources

Liquidity refers to the ability of the Company to generate adequate amounts of cash to meet its needs for both long and short-term cash obligations as they come due. The Company's significant sources of cash are premiums, investment income, sales of investments and the maturity of fixed maturity investments. The Company continually monitors its investment and reinsurance programs to ensure they are appropriately structured to enable the insurance subsidiaries to meet anticipated short and long-term cash requirements without the need to sell investments to meet fluctuations in claim payments.

Overall net cash provided by operating activities was $138.0 million in 2003, $126.6 million in 2002 and $63.5 million in 2001. The increase in 2003 is attributable to improved underwriting cash flow, partly offset by an increase in cash paid on estimated federal income taxes and a cash contribution to the Companies defined benefit pension plan (the "Plan") (see discussion below). The increase in 2002 is largely attributable to the prior year changes to the Pooled Subsidiaries participation in the Pooling Arrangement. In the second half of 2001, the Pooled Subsidiaries received cash of $8.6 million and fixed maturities of $346 million from Mutual as a result of adding the Meridian Mutual business to the Pooling Arrangement and changing the pooling participation percentage of the Pooled Subsidiaries from 53% to 80%. Over the last three years, operating cash flows have been sufficient to meet the operating needs of the Company while providing increased opportunities for investment.

During 2003, as permitted by IRS Regulations, the Company contributed $4.6 million in cash to the Company's Plan on behalf of its employees. This is the first year since 1997 that management has been permitted under applicable rules to make a tax deductible contribution to the Plan. During the years when the Company was permitted to make plan contributions, it was the practice of management to contribute the maximum possible as permitted under IRS Regulations. This historic practice faired well for the Company in the past several years, as many companies with defined benefit plans experienced additional minimum liability recognition. In 2004 it is expected the Company will be impacted for the first time in years by a net periodic cost within the Plan of approximately $1.5 million. While management acknowledges that the net periodic benefit the Company recognized in recent years has not been at the levels it experienced in the late 1990s through 2002, it has not impacted the profitability of the Company. As the Company continues to be permitted to make contributions, it is management's intent to make the maximum contribution to the Plan for the benefit of its employees. For 2004, it is estimated that the maximum Plan contribution will again be approximately $4.0 million.

Total net cash used in investing activities was $280.2 million during 2003, $85.6 million during 2002 and $55.3 million in 2001. The 2003 cash used in investing activities reflects the increase in cash flow provided by improved operating activities and the increase in cash flow provided by financing activities discussed below. The 2002 and 2001 years' investing activity was reflective of the cash flow generated from operations discussed above. During 2002 the Company experienced fluctuating activity within its fixed maturity portfolio. Call activity in 2002 continued in response to the declines in the interest rate environment. While the Company continued to focus its attention on improving the loss results of the Meridian book of business, which has put upward pressure on the Company's overall loss experience in recent years, the Company increased its sale activity of its fixed maturities in an effort to increase its taxable position in its investment portfolio. Monies generated from the call and sale activity have been reinvested at lower yielding rates.

Overall net cash provided by financing activities was $86.2 million in 2003, $25.0 million in 2002 and $0.5 million in 2001. Net cash provided by financing activities increased during 2003 and 2002 primarily due to net proceeds from issuance of debt (see discussion below), partly offset by payments of dividends and to re-purchase Company common shares.

Mutual, whose ownership in State Auto Financial is approximately 66%, has waived its right to receipt of the dividends declared by State Auto Financial since 1994 in an effort to enhance the statutory surplus of the insurance subsidiaries of State Auto Financial for use in support of underwriting operations which in turn is expected to increase the statutory surplus of Mutual. In years before 2002, prior to the declaration of each dividend by State Auto Financial, Mutual's directors reviewed the facts and circumstances then present in deciding whether to waive such dividend. Beginning in 2002, the issue of the waiver of Mutual's dividend on its shares of State Auto Financial was referred to the standing Independent Committee of the Board of Directors of Mutual (the "Standing Independent Committee"). It met and determined that it would review dividend waiver decisions on an annual basis. For the years 2002 and 2003, the Standing Independent Committee decided to waive Mutual's dividends that might be declared by the Board of Directors of State Auto Financial in order to take better advantage of the investment opportunity State Auto Financial represents for Mutual. At March 8, 2004, the Standing Independent Committee had not made a determination regarding whether or not it will waive Mutual's right to receipt of State Auto Financial dividends for 2004. The timing for this determination has been moved from March to August to coincide with the timing of the historical dividend increase date. At a board meeting on March 5, 2004, the Board of Directors of Mutual extended the dividend waiver decision made by the Standing Independent Committee in March of 2003 to apply to dividends that may be declared in March and May of 2004. The Standing Independent Committee intends to complete its analysis of the dividend waiver for the period of August 2004 to August 2005 prior to the board meeting in August of 2004.

Impacting cash provided by financing activities during 2003, 2002 and 2001 was State Auto Financial's Board of Directors' approving plans to repurchase shares of its common stock from the public. In March 2002, the Board of Directors of State Auto Financial approved a plan to repurchase up to 1.0 million shares of its common stock from the public over a period extending to December 31, 2003. During 2003 and 2002, the Company repurchased 45,000 and 393,000 shares from the public for a total of $729,000 and $6.3 million, respectively. Impacting cash used in financing activities during 2001 was a 2000 stock repurchase plan approved to purchase up to 1.0 million of State Auto Financial's common stock from the public ending December 31, 2001 (the "2000 Repurchase Plan"). In 2001, the Company repurchased approximately 25,000 shares from the public for a total of $388,000.

In conjunction with a 1999 Repurchase Plan, State Auto Financial entered into a line of credit agreement with Mutual for $45.5 million. The interest rate is adjustable annually on each January 1 to reflect adjustments in the then current prime lending rate less 1.75 points, as well as State Auto Financial's current financial position. The interest rate was 2.5%, 3.0% and 7.75% for 2003, 2002 and 2001, respectively. Beginning January 1, 2004, the interest rate on this credit agreement is 2.25%. Principal is due upon demand, with final payment to be received on or prior to December 31, 2005.

On May 22, 2003, STFC Capital Trust I, State Auto Financial's Delaware business trust subsidiary, issued $15.0 million liquidation amount of its capital securities to a third party. In connection with the Capital Trust's issuance of the capital securities and the related purchase by State Auto Financial of all of the Capital Trust's common securities (liquidation amount of $464,000) (the Capital Trust's capital and common securities are hereafter referred to as the

"Trust Securities"), State Auto Financial issued to the Capital Trust $15.5 million aggregate principal amount of Floating Rate Junior Subordinated Debt Securities due 2033 (the "Subordinated Debentures"). The sole assets of the Capital Trust are the Subordinated Debentures and any interest accrued thereon. Interest on the Trust Securities is payable quarterly at a rate equal to the three-month LIBOR rate plus 4.20%, adjusted quarterly (5.34% for the period August 24, 2003 through November 23, 2003, adjusted to 4.63% for the period November 24, 2003 through February 23, 2004). Prior to May 2008, the interest rate may not exceed 12.5% per annum. The interest rate and interest payment dates on the Subordinated Debentures are the same as the interest rate and interest payment dates on the Trust Securities. In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, effective for reporting periods beginning after June 15, 2003. As a result of the Company's adopting FIN 46 effective July 1, 2003, the financial statements of the Capital Trust are no longer consolidated within the accompanying financial statements of the Company. See additional discussion below included in New Accounting Standards.

The Trust Securities are mandatorily redeemable on May 23, 2033, and may be redeemed at any time on and after May 23, 2008, at 100% of the principal amount thereof plus unpaid interest. The Trust Securities may be redeemed in whole, but not in part, at any time within 90 days following the occurrence of a "Tax Event" or "Investment Company Event" (as defined in the declaration of trust) (a) if such Tax Event or Investment Company Event occurs on or after May 23, 2008, at a redemption price equal to 100% of the principal amount thereof plus unpaid interest, and (b) if such Tax Event or Investment Company Event occurs prior to May 23, 2008, at a redemption price equal to the greater of 100% of the principal amount thereof plus accrued interest and a "make-whole" amount. The Subordinated Debentures are subject to these same redemption terms. The obligations under the Subordinated Debentures and related agreements, taken together, constitute a full and unconditional guarantee of payments due on the Trust Securities.

State Auto Financial has the right, at any time, to defer payments of interest on the Subordinated Debentures for up to 20 consecutive quarterly payment periods. Consequently, distributions on the Trust Securities would be deferred (though such distributions would continue to accrue with interest since interest would accrue on the Subordinated Debentures during any such extended interest payment period). In no case may the deferral of payments and distributions extend beyond the stated maturity dates of the respective securities. During such deferments, State Auto Financial may not declare or pay any dividends on, or purchase any of, its capital stock, make any principal or interest payments on debt securities that rank in all respects equally with or subordinated to the Subordinated Debentures, or make any payment under guarantees that rank in all respects equally with or subordinated to State Auto Financial's guaranty of the Trust Securities.

The Subordinated Debentures are unsecured and subordinated to all of the Company's existing and future senior indebtedness. As sponsor of the Capital Trust, State Auto Financial incurred security issuance cost related to the Trust Preferred Capital Securities and Subordinated Debentures of $535,000. In July 2003, State Auto Financial used the proceeds from the Subordinated Debentures to make a $15.0 million cash capital contribution to SA National (see discussion below).

On November 13, 2003, State Auto Financial issued $100.0 million unsecured senior notes bearing interest fixed at 6.25% due November 15, 2013. Interest on the notes is payable May 15 and November 15 of each year beginning May 15, 2004. The notes are general unsecured obligations ranking senior to all existing and future subordinated indebtedness and equal with all existing and future senior indebtedness. The notes are not guaranteed by any of the State Auto Financial subsidiaries and thereby are effectively subordinated to all State Auto Financial subsidiaries' existing and future indebtedness. State Auto Financial may redeem the notes in whole at anytime or in part from time to time at State Auto Financial's option, on at least 30 but not more than 60 days' prior written notice, at a redemption price equal to the greater of the principal amount of such notes being redeemed on the redemption date or the make whole amount, based on U.S. Treasury rates as defined by the note, plus in each case, accrued and unpaid interest, if any, on the notes to the redemption date. The notes issued contain certain covenants as defined in the notes, which among other things, limit State Auto Financial and its subsidiaries' ability to issue indebtedness secured by the capital stock of certain State Auto Financial subsidiaries and sell the capital stock of certain State Auto Financial subsidiaries. The notes also contain a covenant that requires State Auto Financial to take certain actions in the event it engages in mergers, consolidations or sales of all or substantially all of the assets and prohibits it from engaging in such transaction if State Auto Financial is in default under the notes. State Auto Financial incurred approximately $1.5 million in issuance cost related to the senior notes.

On October 1, 2003 State Auto Financial entered into an interest rate swap contract for a notional amount of $25.0 million as a hedge on the ten year treasury rate in connection with the forecasted issuance of the senior notes. The swap contract was designated as a cash flow hedge and settled on November 6, 2003, the pricing date of the senior notes, with the Company receiving $811,000. The gain has been recorded in accumulated other comprehensive income and is being accreted into interest expense as the underlying interest expense is recognized for the senior notes.

On November 6, 2003 State Auto Financial entered into an interest rate swap contract for a notional amount of $50.0 million, receiving semiannual payments at a fixed rate of 6.25% and making semiannual payments at a variable rate equal to six month LIBOR plus 1.25 percent with LIBOR to be determined the last day of each interest reset period (total 2.47% at December 31, 2003). The swap contract was designated as a fair value hedge to protect against changes in fair value of the senior notes. At December 31, 2003 the fair market value of the fixed to floating interest rate swap was $485,000 of which $229,000 related to net accrued interest to be received and reduced reported interest expense in the period.

State Auto Financial used the senior notes proceeds to contribute additional paid in capital to its subsidiaries as follows: $39.0 million to State Auto P&C, $15.0 million to National (in addition to the $15.0 million contributed from the Trust Securities mentioned above) and $15.0 million to Milbank. See further discussion below regarding the leverage ratio. State Auto Financial also used the senior notes proceeds to repay $15.0 million of bank debt. See further discussion below regarding bank debt. State Auto Financial retained the balance for general corporate purposes and has since invested these funds in fixed maturities and common stocks.

Milbank used the $15.0 million additional paid in capital contribution from State Auto Financial to repay its surplus note. On September 30, 2002, Milbank had entered into a $15.0 million surplus contribution note with Meridian Security. Subject to the condition described below and other terms of the note, the maturity date was September 30, 2012. The interest rate was equal to the U.S. Treasury ten-year note yield at September 30, 2002 plus 100 basis points (4.59%) and was adjustable October 1, 2007, to the then current U.S. Treasury ten-year note yield plus 100 basis points for the remaining term of the note. Interest was accrued, but all payments of principal or interest may be made only with the prior written approval of the South Dakota Director of Insurance, Milbank's domiciliary state. Upon receipt of written approval by the South Dakota Director of Insurance, Milbank repaid its surplus note, including interest, in December 2003.

As discussed above, State Auto Financial used proceeds from the senior notes to repay its $15.0 million bank debt in December 2003. On December 23, 2002, State Auto Financial entered into a 364 day $15.0 million term loan note agreement with a bank. Interest adjusted quarterly and accrued based on LIBOR plus 75 basis points (2.15% at December 31, 2002).

The Company has generated substantial earned premium growth which has required capital resources. Earned premiums through the State Auto Pool increased significantly beginning in July 2001 with the addition of the former Meridian Mutual business. Also increasing earned premiums significantly was the October 1, 2001 pooling change from 53% to 80%. During the years 2003, 2002 and 2001 earned premiums increased, 7.1%, 61.5% and 39.5%, respectively, from the preceding year. At December 31, 2003 and 2002, all of the Company's insurance subsidiaries were in compliance with statutory requirements relating to capital adequacy.

The National Association of Insurance Commissioners ("NAIC") utilizes a collection of analytical tools designed to assist state insurance departments with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. One such set of analytical tools is 12 key financial ratios that have come to be known in the insurance industry as the "IRIS" ratios. IRIS ratios are derived from financial statements prepared on a statutory accounting basis, which are accounting practices prescribed or permitted by the insurance department with regulatory authority over the Company's insurance subsidiaries. A "defined range" of results for each ratio has been established by the NAIC for solvency monitoring. While management utilizes each of these IRIS ratios in monitoring its operating performance on a statutory accounting basis, the net written premium to statutory surplus ratio (the "leverage ratio") is monitored to ensure that each of the Company's insurance subsidiaries continues to operate within the "defined range" of 3.0 to 1.0. The higher the leverage ratio, the more risk a company bears in relation to statutory surplus available to absorb losses. In considering this range, management also considers the distribution of net premiums between property and liability lines of business. A company with a larger portion of net premiums from liability lines should generally maintain a lower leverage ratio.

In the case of SA National and Mid-Plains, both nonstandard auto insurers that write lines of business that are generally short tail in nature and with generally lower amounts of coverage applicable, there is relatively less loss exposure to the premium than is generally the case with other lines of business that are written for higher limits and for which losses develop over long periods of time, such as workers' compensation or other liability. In sum, a higher premium to surplus ratio with a non standard auto insurer is not necessarily indicative of dangerous financial conditions as might be the case with another type insurer.

The statutory leverage ratios for the Company at December 31, 2003 and 2002 are as follows:

	December 31	
Statutory Leverage Ratios[1]	2003	2002
	(to 1)	
State Auto P&C	1.9	2.6
Milbank	2.0	2.4
Farmers and subsidiary Mid-Plains	1.8	2.3
SA Ohio	1.7	1.8
SA National	1.5	4.4
Weighted Average	1.9	2.6

[1] The Company uses the statutory leverage ratio as there is no comparable GAAP measure. This ratio measures the company's statutory surplus available to absorb losses.

These improvements are due to a combination of the capital contributions made by State Auto Financial (State Auto P&C $39.0 million and SA National $30.0 million) from proceeds of the debt securities issued in 2003, improvement in the underwriting operations for the year 2003 of each company, as well as effective January 1, 2003, the reserving process for statutory reporting began anticipating salvage and subrogation recoverable for each company. Under generally accepted accounting principles, the reserving process has historically anticipated salvage and subrogation recoverable. Management believes these leverage ratios at December 31, 2003 indicate the financial strength of the Company and its position to support future premium growth.

On March 5, 2004, the Board of Directors of State Auto Financial declared a quarterly cash dividend of $0.04 per common share, payable on March 31, 2004, to shareholders of record on March 19, 2004. This is the 51st consecutive cash dividend declared by State Auto Financial's Board since State Auto Financial had its initial public offering of common stock on June 28, 1991. State Auto Financial has increased cash dividends to shareholders for twelve consecutive years.

The maximum amount of dividends that may be paid to State Auto Financial during 2004 by its insurance subsidiaries without prior approval under current law is limited to $52.7 million. The Company is required to notify the insurance subsidiaries' respective State Insurance Commissioner within five business days after declaration of all such dividends and at least ten days prior to payment. Additionally, the domiciliary Commissioner of each insurer subsidiary has the authority to limit a dividend when the Commissioner determines, based on factors set forth in the law, that an insurer's surplus is not reasonable in relation to the insurer's outstanding liabilities and adequate to its financial needs. Such restrictions are not expected to limit the capacity of State Auto Financial to meet its cash obligations.

Other Disclosures

Reinsurance Arrangements

The State Auto Group companies are participants in a catastrophe reinsurance program. The amount retained by the State Auto Group is $40.0 million for each occurrence. For up to $80.0 million in losses, excess of $40.0 million, traditional reinsurance coverage is provided.

State Auto P&C assumes catastrophe reinsurance from the State Auto Group, in exchange for a premium paid by each reinsured company, in the amount of $100.0 million excess of $120.0 million to reduce their loss exposure per catastrophe. This layer of $100.0 million in excess of $120.0 million has been excluded from the Pooling Arrangement. There have been no losses assumed under this agreement.

To provide funding if the State Auto Group was to incur catastrophe losses in excess of $120.0 million, State Auto Financial has continued a structured contingent financing transaction with a financial institution and a syndicate of other lenders (the "Lenders") to provide up to $100.0 million for reinsurance purposes. In the event of such a loss, this arrangement provides that State Auto Financial would sell redeemable preferred shares to SAF Funding Corporation, a special purpose company ("SPC"), which would borrow the money necessary for such purchase from the Lenders. State Auto Financial would then contribute to State Auto P&C the funds received from the sale of its preferred shares, thereby preserving the statutory surplus of State Auto P&C. State Auto P&C would use the contributed capital to pay its direct catastrophe losses and losses assumed under the catastrophe reinsurance agreement. State Auto Financial is obligated to repay SPC (which would repay the Lenders) by redeeming the preferred shares over a five-year period. In the event of a default by State Auto Financial, the obligation to repay SPC has been secured by a Put Agreement among State Auto Financial, Mutual and the Lenders, under which Mutual would be obligated to either purchase the preferred shares from the SPC or repay the SPC for the loan(s) outstanding. This funding arrangement, if exercised, would have the impact of adding up to $100.0 million in additional debt to the Company while providing needed cash to pay claims, while at the same time preserving the investment portfolio of the Company in the short term.

State Auto P&C's December 31, 1990 liability for losses and loss expenses of $65.5 million has been guaranteed by Mutual. Pursuant to the guaranty agreement, all ultimate adverse development of the December 31, 1990 liability, if any, is to be reimbursed by Mutual to State Auto P&C in conformance with pooling percentages in place at that time. As of December 31, 2003, there has been no adverse development of the liability.

Investments

Stateco performs investment management services, which comprises the investment management services segment, on behalf of the Company and Mutual and its subsidiaries. The Investment Committee of each insurer's Board of Directors sets investment policies to be followed by Stateco.

The primary investment objectives of the Company are to generate income, preserve capital and maintain adequate liquidity for the payment of claims. Fixed maturity securities are categorized as available for sale and are carried at fair value. At December 31, 2003, the Company had no fixed maturity investments rated below investment grade, nor any mortgage loans.

The following table provides information regarding the quality distribution of the Company's fixed maturity portfolio at December 31, 2003:

	Percentage	Quality[1]
Corporate and Municipal Bonds	58.2	AA+
U.S. Governments	2.2	AAA
U.S. Government Agencies	39.6	AAA
Total	100.0	

[1] As rated by Moody's Investors Service

Despite the volatility in the equity market during 2003, the Company continued its direction of moderately increasing its equity portfolio investments to enhance growth of statutory surplus over the long term. Gains and losses on the sale of equity securities are computed using the first-in, first-out method. The Company's current investment strategy does not rely on the use of derivative financial instruments.

At December 31, 2003 all investments in fixed maturity and equity securities were held as available for sale and therefore are carried at fair value. Other invested assets are comprised of limited liability partnership and other investments that are carried at fair value. The unrealized holding gains or losses, net of applicable deferred taxes, are shown as a separate component of stockholders' equity as "accumulated other comprehensive income" and as such are not included in the determination of net income. Effective December 31, 2002, the Company transferred all of its investments previously classified as held to maturity to the available for sale category to align the investment portfolio with management's investment policy. For fixed maturities classified as held to maturity, unrealized holding gains or losses were not reflected in the accompanying consolidated financial statements; rather they were carried at amortized cost. Upon transfer of the held to maturity investments to available for sale at December 31, 2002, the held to maturity investments' amortized cost, fair value and net unrealized gain were $19.1 million, $20.4 million and $1.3 million, respectively. Other comprehensive income of $0.8 million, net of $0.5 million deferred taxes, was recognized upon transfer.

The following table provides the composition of the Company's investment portfolio at December 31, 2003 and 2002, respectively:

(dollars in thousands)	2003		2002	
Fair value				
Fixed maturities	$1,421,412	90.5%	1,216,698	95.6%
Equity securities	139,257	8.9%	53,710	4.2%
Other invested assets	9,643	0.6%	1,908	0.2%
Total investments	$1,570,312	100.0%	1,272,316	100.0%

The Company regularly monitors its investment portfolio for declines in value that are other than temporary, an assessment which requires significant management judgment regarding the evidence known. Such judgments could change in the future as more information becomes known which could negatively impact the amounts reported herein. Among the factors that management considers are the nature of the investment, severity and length of decline in fair value, events impacting the issuer, and overall market conditions. When a security in the Company's investment portfolio has been determined to have a decline in fair value that is other than temporary, the Company adjusts the cost basis of the security to fair value. This results in a charge to earnings as a realized loss, which is not changed for subsequent recoveries in fair value. Future increases or decreases in fair value, if not other than temporary, are included in other comprehensive income.

During 2003 the Company recognized realized losses of $289,000 related to other than temporary impairments. The Company reviewed its investments at December 31, 2003, and determined no additional other than temporary impairment exists in the gross unrealized holding losses, as provided in the table below, due to the evidence that exists indicating temporary impairment. At December 31, 2003, there were no investments reflected in the table below with an unrealized holding loss that had a fair value significantly below cost continually for more than one year. There are no individually material securities with an unrealized holding loss at December 31, 2003.

The following table provides detailed information on the Company's investment portfolio for its gross unrealized gains and losses, adjusted for investments with other than temporary impairment at December 31, 2003:

(dollars in thousands) December 31, 2003 Investment Category	Cost or amortized cost	Gross unrealized holding gains	Gain number of positions	Gross unrealized holding losses	Loss number of positions	Fair Value
Fixed Maturities						
U.S. Treasury securities & obligations	$ 366,513	7,984	98	1,801	24	372,696
States & political subdivisions	676,468	46,485	333	596	17	722,357
Corporate securities	98,637	6,807	44	86	2	105,358
Mortgage-backed securities of U.S. Government Agencies	217,959	4,726	58	1,684	24	221,001
Total fixed maturities	1,359,577	66,002	533	4,167	67	1,421,412
Equity Securities						
Technologies	10,270	2,346	7	-	-	12,616
Pharmaceuticals	17,692	2,095	7	661	3	19,126
Financial services	36,086	5,166	18	323	5	40,929
Manufacturing & other	56,977	10,176	36	567	8	66,586
Total equity securities	121,025	19,783	68	1,551	16	139,257
Other invested assets	9,485	164	1	6	1	9,643
Total	$1,490,087	85,949	602	5,724	84	1,570,312

The amortized cost and fair value of fixed maturities at December 31, 2003, by contractual maturity, are summarized as follows:

(in thousands)	Amortized Cost	Fair Value
Due in 1 year or less	$3,796	3,966
Due after 1 year through 5 years	44,395	47,213
Due after 5 years through 10 years	326,563	341,483
Due after 10 years	771,941	812,961
Subtotal	1,146,695	1,205,623
Mortgage-backed securities	212,882	215,789
Total	$ 1,359,577	1,421,412

Expected maturities may differ from contractual maturities as the issuers may have the right to call or prepay the obligations with or without call or prepayment penalties.

Included in the 2003 realized losses of equity securities below, was $289,000 recognized related to other than temporary impairment on four equity positions, of which all four equity positions were held at December 31, 2003. Included in the 2002 realized losses of equity securities below, was $2.2 million ($329,000 on equity securities sold and $1.9 million on equity securities held at December 31, 2002) recognized related to other than temporary impairment on five equity positions. The decline in the amount of other than temporary impairments from 2002 reflects the stock market recovery in 2003 and the Company's conservative investment strategy to invest for return while managing its principal loss risk. There were no individually material equity securities for which the Company recognized other than temporary impairments in 2003 and 2002. There was no other than temporary impairment of fixed maturities for 2003 and 2002. The individual circumstances impacting the other than temporary impairments recognized in 2003 and 2002 did not impact other investments.

The securities sold during 2003 and 2002, were sold to either recognize the gain available, to dispose of the security because of the Company's opportunity to invest in securities with greater potential return considering capital preservation, or to reposition the taxable/tax-exempt fixed maturity position of the Company.
Realized gains and losses are summarized as follows:

(in thousands) For the year ended December 31, 2003	Realized Gains/Losses	Fair Value at Sale
Realized gains:		
Fixed maturities	$12,147	261,079
Equity securities	723	2,758
Total realized gains	12,870	263,837
Realized losses:		
Fixed maturities	278	14,267
Equity securities	1,969	3,375
Total realized losses	2,247	17,642
Net realized gains on investments	$10,623	281,479

Market Risk

Investments

At December 31, 2003 total investments at fair value comprise approximately 86% of the Company's total assets. Of the total investments, 90% are invested in fixed maturities, 9% in equity securities, 1% in other invested assets. Cash and cash equivalents represent approximately 2% of the Company's total assets at December 31, 2003.

The Company's decision to make a specific investment is influenced primarily by the following factors: (a) investment risks; (b) general market conditions; (c) relative valuations of investment vehicles; (d) general market interest rates; (e) the Company's liquidity requirements at any given time; and (f) the Company's current federal income tax position and relative spread between after tax yields on tax-exempt and taxable fixed income investments.

The fixed maturity portfolio is managed in a laddered-maturity style and considers business mix and liability payout patterns to ensure adequate cash flow to meet claims as they are presented. At December 31, 2003, the Company's fixed maturity portfolio had an average maturity of 9.5 years. For the insurance subsidiaries, the maximum investment in any single note or bond is limited to 5.0% of statutory assets, other than obligations of the U.S. government or government agencies, for which there is no limit. As indicated in the table above, the fixed maturity portfolio is of high quality with all holdings in either Government obligations, municipal, or corporate obligations. The Company does not intend to change its investment policy on the quality of its fixed maturity investments. Investments in equity securities are selected based on their potential for appreciation as well as ability to continue paying dividends. Additional information regarding the composition of investments, along with maturity schedules regarding investments in fixed maturities at December 31, 2003, is presented in tabular form above.

The Company's primary market risk exposures are to changes in market prices for equity securities and changes in interest rates and credit ratings for fixed maturity securities. Related to the Company's investment portfolio, the

Company has no exposure to foreign currency exchange rate risk nor does it rely on the use of derivative financial instruments. To provide the Company greater flexibility in order to manage its market risk exposures, the Company categorizes its fixed maturities as available for sale. Also, the Company does not maintain a trading portfolio.

The Company's total investments at fair value grew approximately 23% during 2003 to $1,570.3 million at December 31, 2003 from $1,272.3 million at December 31, 2002. This growth was generated primarily from cash flow provided by operations and financing, and an increase in the unrealized gains on equity securities partly offset by a decrease in the unrealized gain on fixed maturity securities.

The equity markets increased in 2003 after declining during 2002 and 2001, the first two year decline since the 1973 and 1974 bear markets. The Company's equity portfolio net unrealized gain increased $20.3 million to $18.2 million net unrealized gain at December 31, 2003 from a net unrealized loss position of $2.1 million at December 31, 2002.

During 2003 the fixed maturity fair values decreased as the interest rate environment fluctuated. The Company's fixed maturity portfolio net unrealized gain decreased $5.6 million to $61.8 million net unrealized gain at December 31, 2003 from $67.4 million net unrealized gain at December 31, 2002.

The following table provides information about the Company's fixed maturity investments used for purposes other than trading that are sensitive to changes in interest rates. The table presents principal cash flows from maturities, anticipated calls and estimated prepayments, or pay downs from holdings in asset backed securities. The table also presents the average interest rate for each period presented.

PRINCIPAL AMOUNT MATURING IN:
(dollars in thousands)

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Fixed interest rate securities	$9,409	5,155	12,528	6,360	19,953	1,284,620	1,338,025	$1,421,412
Average Interest rate	7.22%	8.51	6.95	6.75	5.43	5.72%		

Notes Payable and Hedge

At December 31, 2003, the Company's notes payable and hedge are summarized as follows:

	December 31, 2003		
(dollars in thousands)	Carrying Value	Fair Value	Interest Rate
Senior notes due 2013: issued $100,000, November 2003 with fixed interest	$100,256	100,512	6.25%
Subordinated debentures due 2033: issued $15,464, May 2003 with variable interest adjusting quarterly	15,464	15,464	5.37%
Affiliate note payable due on demand prior to December 31, 2005: issued $45,500, June 1999 with variable interest adjusting annually	45,500	45,500	2.50%
Total Notes Payable	$161,220	161,476	-
Hedge due 2013: notional amount issued $50,000, November 2003, swaps fixed interest for variable interest adjusting quarterly (asset)	$ 485	485	2.47%

Related to the Company's notes payable and fair value hedge, the Company's primary market risk exposure is to the change in interest rates and its credit rating. Based upon the notes payable cost at December 31, 2003, including the effect of the hedge, the Company has $110.9 million notes payable with variable interest and $50.0 million notes payable with interest fixed at 6.25%, which equates to approximately 69% variable interest debt and 31% fixed interest debt. The Company's decision to obtain fixed versus variable interest rate debt is influenced primarily by the following factors: (a) current market interest rates (b) anticipated future market interest rates (c) availability of fixed versus variable interest instruments and (d) its currently existing notes payable fixed and variable interest rate position. As noted above, the Company's notes payable mature staggered over the next 30 years due $45.5 million in 2005, $100.0 million in 2013 and $15.5 million in 2033.

Losses and Loss Expenses Payable

The Company's management conducts periodic reviews of loss development reports and makes judgments in determining the reserves for ultimate losses and loss expenses payable. Several factors are considered by management in estimating ultimate liabilities including consistency in relative case reserve adequacy, consistency in claims settlement practices, recent legal developments, historical data, actuarial projections, accounting projections, exposure growth, current business conditions, catastrophe developments, late reported claims, entry errors, and other reasonableness tests.

Management's best estimate ("MBE") for SA National, Mid-Plains and the STFC Pooled Companies share of the Pooled Companies loss and allocated loss adjustment expense reserve ("Loss and ALAE Reserve") at December 31, 2003, is $654 million compared with an actuarial point estimate of $647 million that is within a projected range of $617 million to $678 million. The actuarial point estimate and MBE are not materially different. These values presented are on a direct basis, gross of salvage and subrogation recoverable, and before reinsurance, except for the STFC Pooled Companies participation in the inter-company Pooling Arrangement. Therefore these values cannot be compared to other loss and loss expenses payable tables included elsewhere within the Company's Form 10-K. Ranges provide a quantification of the variability in the reserve projections, while the point estimates establish a mean, or expected value for the ultimate reserve. The MBE of loss reserves considers the actuary's point estimate, or expected value, to be a reasonable and appropriate position within the range. The following table provides a reconciliation of MBE of the Company's direct Loss and ALAE Reserve to the Company's net loss and loss expenses payable at December 31, 2003. The STFC Pooled Companies net additional share of transactions assumed from Mutual through the Pooling Arrangement for the year 2003 has been reflected in the table below as Assumed by STFC Pooled Companies:

For the year 2003 and at December 31, 2003	
Direct Loss and ALAE Reserve (1):	*(in thousands)*
STFC Pooled Companies, National and Mid-Plains	$332,903
Assumed by STFC Pooled Companies	321,378
Total direct loss and ALAE reserve	654,281
Direct unallocated loss adjustment expense ("ULAE") (1):	
STFC Pooled Companies, National and Mid-Plains	19,435
Assumed by STFC Pooled Companies	18,224
Total direct ULAE	37,659
Direct salvage and subrogation recoverable:	
STFC Pooled Companies, National and Mid-Plains	(16,671)
Assumed by STFC Pooled Companies	(10,115)
Total direct salvage and subrogation recoverable	(26,786)
Reinsurance recoverable	(14,236)
Assumed reinsurance	3,457
Reinsurance assumed by STFC Pooled Companies	(25,592)
Total losses and loss expenses payable, net of reinsurance recoverable on losses and loss expenses payable of $14,236	$628,783

(1) ALAE are those costs that can be related to a specific claim, which may include attorney fees, external claims adjusters, and investigation costs, among others. ULAE are those costs incurred in settling claims, such as in-house processing costs, for which no identification can be made to specific claims. ALAE and ULAE comprise the loss expense portion of the total loss and loss expenses payable.

The risks and uncertainties inherent in the estimates include, but are not limited to, actual settlement experience being different from historical data and trends, changes in business and economic conditions, court decisions creating unanticipated liabilities, ongoing interpretation of policy provisions by the courts, inconsistent decisions in lawsuits regarding coverage and additional information discovered before settlement of claims. The Company's results of operations and financial condition could be impacted, perhaps significantly, in the future if the ultimate payments required to settle claims vary from the liability currently recorded.

In the preceding paragraphs the Company has offered a description of certain factors management considers in estimating the ultimate liability for losses and loss expenses. With respect to the auto line of business, which represents almost half of the Company's total reserves, perhaps the most significant external variable is legal developments. As discussed in "Impact of Significant External Factors" below, court decisions have a significant impact on the property and casualty insurance industry. Some of these decisions have a more prospective effect as, for example, when contract provisions relating to third party coverages are construed in ways not anticipated by the Company. Other court decisions may have more of a retroactive effect which may be seen more clearly in the auto insurance line. Auto insurance tends to be a line of business more regulated by statutes; consequently, the courts tend to have more of an opportunity to construe and apply those statutes to existing contracts. Uninsured motorists and underinsured motorists (collectively "UM") are statutory coverages in almost every state where the Company does business. When courts of appeal construe UM statutes adversely to the Company and the industry, the effect of that decision is typically retroactive, because, legally speaking, when the court interprets a statute it is as though the statute was always construed in the manner that the court determined. This retroactive effect is exacerbated in UM cases (and other first party coverage cases) because the statute of limitations applicable to UM claims and other first party coverages can be as long as 15 years. Claims that had been closed or not even presented, going back as long as fifteen years, can be re-born by an adverse court decision. The Company considers the impact of adverse court decisions of which it has become aware when it sets ultimate loss and LAE reserves for auto insurance as well as other lines to the extent those lines may be retroactively affected by such matters.

The effect of court decisions is also apparent in the commercial lines of coverages such as commercial multi-peril and other liability and products liability. Courts can expand coverage or void exclusions which can increase the Company's exposure to claims. Some of these third party claims may still be brought within the statute of limitations applicable to such third party claims and expose the Company to some retroactive liabilities. These liabilities are sought to be addressed by the ultimate loss and LAE reserve that is the Company's estimate of loss and loss expenses payable.

It is not feasible to quantify the impact of judicial decisions by the courts that may have retroactive effect because the Company cannot foresee, among the range of issues that are litigated every day in courts in each state in which the Company does business, which cases will be decided adversely and how such decisions will actually apply to the Company.

The following table presents the loss and loss expenses payable by major line of business at December 31, 2003 and 2002, respectively:

(dollars in thousands)	2003	2002	% Change
Automobile – personal standard	$185,441	181,778	2.0%
Automobile – personal nonstandard	37,818	35,270	7.2
Automobile – commercial	80,739	72,800	10.9
Homeowners and farmowners	39,463	45,850	(13.9)
Commercial multi-peril	89,209	77,018	15.8
Workers compensation	81,696	77,801	5.0
Fire and allied lines	14,338	14,416	(0.5)
Other liability and products liability	95,720	80,539	18.8
Miscellaneous personal & commercial lines	4,359	6,661	(34.6)
Total losses and loss expenses payable, net of reinsurance recoverable on losses and loss expenses payable of $14,236 and $8,825, respectively	$628,783	592,133	6.2%

Total net losses and loss expenses payable increased 6.2% at December 31, 2003 from 2002 which is consistent with the total earned premium increase of 7.1% during 2003 from 2002. Specifically, 2002 was a growth year for both written premium, along with exposure count, within the commercial lines of business. With this increased growth, the Company experienced more loss activity in 2003 which resulted in commensurate reserve growth throughout 2003. The current year development of the prior years' ultimate liability does not reflect any changes in the Company's fundamental claims reserving practices.

A tabular presentation of the current year $1.8 million development broken down by accident year is shown below derived from the Company's 2002 and 2003, 10 year loss development tables, as presented in the Reserves section of the Company's Form 10-K, "Narrative Description of Business" section. The development is measured in dollars and as a percentage of the total December 31, 2003 net loss and loss expense payable:

Accident year	Current year development of ultimate liability redundancy (deficiency) *(dollars in thousands)*	Percentage of 12/31/2003 total net loss and loss expenses payable
1993 and prior	$(4,978)	(0.84)%
1994	(1,189)	(0.20)
1995	8,547	1.44
1996	(8,873)	(1.50)
1997	(2,502)	(0.42)
1998	621	0.10
1999	1,986	0.34
2000	(2,979)	(0.50)
2001	(4,086)	(0.69)
2002	15,240	2.57
Total	$1,787	0.30%

In management's opinion, the 0.30% current year development, given the breakdown by accident year, is well within normal expectations for reserve development and claim settlement uncertainty.

Contractual Obligations

At December 31, 2003, the Company had the following contractual obligations:

At December 31, 2003 *(in thousands)*	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Senior notes due 2013: issued $100,000, November 2003 with fixed interest	$100,000	-	-	-	100,000
Subordinated debentures due 2033: issued $15,464, May 2003 with variable interest adjusting quarterly	15,464	-	-	-	15,464
Affiliate note payable due on demand prior to December 31, 2005: issued $45,500, June 1999 with variable interest adjusting annually	45,500	-	45,500	-	-
Total Notes Payable	$161,220	-	45,500	-	115,464

Lease and other purchase obligations are allocated to the Company through the Pooling Arrangement.

New Accounting Standards

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of SFAS Statement No. 123 Accounting for Stock-Based Compensation. This Statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this Statement requires more prominent disclosures in both the annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure provisions of this Statement and will adopt a transition method at the time when the FASB issues final guidance that is required to be adopted.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"), which requires the consolidation of certain entities considered to be variable interest entities ("VIEs"). An entity is considered to be a VIE when it has equity investors who lack the characteristics of having a controlling financial interest, or its capital is insufficient to permit it to finance its activities without additional subordinated financial support. Consolidation of a VIE by an investor is required when it is determined that the investor will absorb a majority of the VIE's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. As a result of the Company adopting FIN 46, effective July 1, 2003, the financial operations of STFC Capital Trust I, the Company's Delaware business trust subsidiary (see "Liquidity and Capital Resource" above), are no longer consolidated within the accompanying financial statements of the Company. The net impact of the adoption of FIN 46, effective July 1, 2003, was a reclassification adjustment to eliminate the Capital Trust's capital securities of $15.0 million from notes payable and include State Auto Financial's investment of $464,000 in the common securities of Capital Trust in other invested assets and include $15.5 million principal amount of Floating Rate Junior Subordinated Debt Securities issued to the Capital Trust in notes payable.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with the Characteristics of Both Liabilities and Equity, effective for reporting periods after July 1, 2003. This Statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The Company adopted this statement effective July 1, 2003 with no significant impact to the consolidated financial statements.

Impact of Significant External Factors

Inflation can have a significant impact on property and casualty insurers because premium rates are established before the amount of losses and loss expenses are known. When establishing rates, the Company attempts to anticipate increases from inflation subject to the limitations of modeling economic variables. General inflation, as measured by the CPI, has been relatively modest over the last several years; however, price inflation on the goods and services purchased by insurance companies in settling claims has been steadily increasing. In particular, repair costs for homes, autos, and commercial buildings, and medical care costs, have risen disproportionately over the last few years. The Company continues to adjust its pricing projections as loss cost trends change in order to ensure premiums keep pace with inflation in all lines of business.

The Company considers inflation when estimating liabilities for losses and loss expenses, particularly for claims having a long period between occurrence and settlement. The liabilities for losses and loss expenses are management's best estimates of the ultimate net cost of underlying claims and expenses and are not discounted for the time value of money. In times of high inflation, the normally higher yields on investment income may partially offset potentially higher claims and expenses.

The Company is also affected by court decisions. Premium rates are actuarially determined to enable an insurance company to generate an underwriting profit. These rates contemplate a certain level of risk. The courts may modify, in a number of ways, the level of risk which insurers had expected to assume including eliminating exclusions, multiplying limits of coverage, creating rights for policyholders not intended to be included in the contract and interpreting applicable statutes expansively to create obligations on insurers not originally considered when the statute was passed. Courts have also undone legal reforms passed by legislatures, which reforms were intended to reduce a litigant's rights of action or amounts recoverable and so reduce the costs borne by the insurance mechanism. These court decisions can adversely affect an insurer's profitability. They also create pressure on rates charged for coverages adversely affected and this can cause a legislative response resulting in rate suppression that can adversely affect an insurer. The Company may also be adversely affected by regulatory actions on matters within the jurisdiction of the various insurance departments where the Company does business or has entities domiciled.

After credit scoring, the industry's use of which has been limited to varying extents by certain states' laws, the next most predictive underwriting report available to insurers is previous loss information. Third party vendors obtain loss information from insurers based on the insured, the vehicle and/or the property location. As insurers write new business the database is accessed to analyze any loss experience of the insured, vehicle and/or property location. Many times insurer's premium rates will be adjusted to reflect the loss experience accessed from these databases. In some cases the overall acceptability of the insured's application in the standard market may be determined by these reports. During 2002 and 2003, use of this loss information database product by the insurance industry as a predictive underwriting tool has been challenged by several west coast states and most recently in a few of the Company's states of operation. While it is too soon to determine states' reaction to the utilization of these database systems, any restrictive regulation of the full use of these underwriting reports could have an adverse impact on the Company as it has utilized these database systems for several years as an underwriting tool. Since such regulation is applicable to all companies writing business which utilize these reports, the Company does not expect to suffer a competitive disadvantage.

The impact of Sarbanes Oxley Act of 2002 is continuing to be felt, as the Securities and Exchange Commission ("SEC") implements regulatory changes to meet the obligations imposed on it by Congress. Certain deadlines have been extended by the SEC which may mitigate the cost of compliance to a limited extent. In addition to complying with the SEC and Congressional mandates, State Auto Financial also has to comply with new listing standards of the National Association of Securities Dealers ("NASD") recently approved by the SEC, which will contribute to an increase in expenses.

The Terrorism Risk Insurance Act of 2002 (the "Terrorism Act") established a temporary federal program that provides for a system of shared public and private compensation for insured losses resulting from acts of terrorism committed by or on behalf of a foreign interest. In order for a loss to be covered under the Terrorism Act, it must be the result of an event that is certified as an act of terrorism by the U.S. Secretary of Treasury ("subject losses"). In the case of a war declared by Congress, only workers' compensation losses are covered by the Terrorism Act. The Terrorism

Insurance Program (the "Program") generally requires that all commercial property casualty insurers licensed in the U.S. participate in the Program. The amount of compensation paid to participating insurers under the Program is 90% of subject losses, after an insurer deductible, subject to an annual cap that limits the amount of subject losses to $100 billion aggregate per program year. The Company's deductible under this federal Program is approximately $22.3 million for 2004, subject to final rules to be established by the U.S. Treasury. Under the Terrorism Act, commercial property and casualty insurers must offer their commercial policyholders coverage against certified acts of terrorism, but the policyholders may choose to reject this coverage. If the policyholder rejects coverage for certified acts of terrorism, the Company intends, subject to the approval of the state regulators, to cover only such acts of terrorism that are not certified acts under the Terrorism Act and that do not arise out of nuclear, biological or chemical agents.

Trends and Uncertainties

Company management has identified certain trends and uncertainties that have the potential to significantly affect the Company and the property and casualty insurance industry:

Increasing price competition
Declining investment rate of return
Volatile investment market
Increasing frequency and severity of storm losses, including catastrophes
Increasing health care cost
Increasing consolidation of the property and casualty insurance industry
Changing product distribution channels
New and changing insurance risks such as asbestos, mold, silica and acts of terrorism
Business continuity planning

Company management considers these trends and uncertainties, and others, in the management of the Company operations. Increasing price competition can have the effect of decreasing the rate of growth of earned premiums, if not decreasing earned premiums, as the Company's underwriting philosophy does not permit risk selection at a price below which management believes is adequate. The declining investment rate of return can decrease the rate of growth of, investment income as well as decrease, investment income and net income, as the Company invests for an adequate return with a focus on principal preservation risk. The volatile investment market and related investment valuation can affect the insurers' statutory surplus as the fair value of investments fluctuate. The increasing frequency and severity of storm losses and increasing health care costs can have the effect of increasing losses and decreasing operating profits. Management considers these trends and uncertainties in the writing and pricing of policies. Because of the Company's growth and planned greater geographic dispersion of risk, the loss ratio point impact of recent catastrophes has not been as severe as catastrophe losses several years ago that had fewer loss dollars associated with them. There continues to be consolidation within the property and casualty insurance industry which can increase competition by creating insurance companies with more resources and capital. As demonstrated over the years, the Company has acquired and successfully integrated insurance companies in the past and considers acquisition opportunities as they arise. The Company believes acquisitions will be an important part of its growth strategies. Company management also monitors the changing product distribution channels, along with its changing relationships with agencies and consolidation occurring within the agency distribution system itself. The Company remains committed to cultivating strong relationships with its agencies and to selling insurance products through the independent agency system. The Company considers the expanding scope of insurance risks, such as asbestos, mold, silica and acts of terrorism, in its pricing, writing of policies and drafting policy forms. The Company established a business continuity plan to ensure the continuation of core business operations in the event that normal business operations could not be performed. Management will continue to assess the business continuity plan to ensure it meets the Company's changing core business operations needs. Overall, the Company considers one of its key strengths to be its core values which are to (i) fairly price and ethically sell useful insurance products; (ii) treat every transaction with absolute honesty and integrity; (iii) extend dignity and respect to everyone; (iv) encourage innovation; and (v) fully utilize every person's talents. These core values, which reflect the "tone at the top," serve the interests of all the Company's constituencies.

As discussed above, there was particular emphasis throughout 2003, 2002 and 2001 on improving the former Meridian Mutual book of business. The Company believes its underwriting and pricing discipline, as well as its commitment to delivering its products as effectively and efficiently as possible, have been key factors in the Company's underwriting results over the last several years. The Company remains active in the personal and commercial markets, developing new products to enhance its product portfolio; appointing new agents in its operating territories; and refining its pricing levels for the markets and lines of business the Company believes offer the most profit potential.

Forward-Looking Statements; Certain Factors affecting Future Results

Statements contained in this Form 10-K or any other reports or documents prepared by the Company or made by management may be "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause the Company's actual results to differ materially from those projected. Forward-looking statements may be identified, preceded by, followed by, or otherwise include, without limitation, words such as "plans," "believes," "expects," "anticipates," "intends," "estimates," or similar expressions. The following factors, among others, in some cases have affected and in the future could affect the Company's actual financial performance.

- The Company maintains loss reserves to cover its estimated ultimate unpaid liability for losses and loss expenses with respect to reported and unreported claims incurred as of the end of each accounting period. Reserves do not represent an exact calculation of liability, but instead represent estimates, generally using actuarial projection techniques at a given accounting date. The Company refines reserve estimates in a regular ongoing process as historical loss experience develops and additional claims are reported and settled. The Company records adjustments to reserves in the results of operations for the periods in which the estimates are changed. Because establishing reserves is an inherently uncertain process involving estimates, currently established reserves may not be adequate. If the Company concludes that estimates are incorrect and reserves are inadequate, the Company is obligated to increase its reserves. An increase in reserves results in an increase in losses and a reduction in the Company's net income for the period in which the deficiency in reserves is identified. Accordingly, an increase in reserves could have a material adverse effect on the Company's results of operations, liquidity, and financial condition.
- The Company's insurance operations expose it to claims arising out of catastrophic events. The Company has experienced, and will in the future experience, catastrophe losses that may cause substantial volatility in the Company's financial results for any fiscal quarter or year and could materially reduce the Company's profitability or harm the Company's financial condition. Catastrophes can be caused by various natural events, including hurricanes, hailstorms, windstorms, earthquakes, explosions, severe winter weather, and fires, none of which are within the Company's control. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. The geographic distribution of the Company's business subjects it to catastrophe exposure from hailstorms and earthquakes in the Midwest as well as catastrophe exposure from hurricanes in Florida and the Gulf Coast, southern coastal states, and Mid-Atlantic regions. Catastrophe losses can vary widely and could significantly exceed the Company's recent historic results. The frequency and severity of catastrophes are inherently unpredictable.
- The Company uses reinsurance to help manage its exposure to insurance risks. The availability and cost of reinsurance are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the Company's business volume and profitability. Although the reinsurer is liable to the Company to the extent of the ceded reinsurance, the Company remains liable as the direct insurer on all risks reinsured. As a result, ceded reinsurance arrangements do not eliminate the Company's obligation to pay claims. The Company is subject to credit risk with respect to the Company's ability to recover amounts due from reinsurers. Reinsurance may not be adequate to protect the Company against losses and may not be available to the Company in the future at commercially reasonable rates. In addition, the magnitude of losses in the reinsurance industry resulting from catastrophes may adversely affect the financial strength of certain reinsurers, which may result in the Company's inability to collect or recover reinsurance.

- Insurance companies are subject to financial strength ratings produced by external rating agencies. Higher ratings generally indicate financial stability and a strong ability to pay claims. Ratings are assigned by rating agencies to insurers based upon factors that they believe are relevant to policyholders. Ratings are important to maintaining public confidence in the Company and in its ability to market its products. A downgrade in the Company's financial strength ratings could, among other things, negatively affect the Company's ability to sell certain insurance products, the Company's relationships with agents, new sales, and the Company's ability to compete.

- The Company markets its insurance products through independent, non-exclusive insurance agents, whereas some of the Company's competitors sell their insurance products through insurance agents who sell products exclusively for one insurance company. If the Company is unsuccessful in attracting and retaining productive agents to sell the Company's insurance products, the Company's sales and results of operations could be adversely affected. The agents that market and sell the Company's products also sell the Company's competitors' products. These agents may recommend the Company's competitors' products over the Company's products or may stop selling the Company's products altogether. Additionally, the Company competes with the Company's competitors for productive agents, primarily on the basis of the Company's financial position, support services and compensation and product features.

- Mutual and the Company have acquired other insurance companies and it is anticipated that Mutual and the Company will continue to pursue acquisitions of other insurance companies in the future. Acquisitions involve numerous risks and uncertainties, including the following: obtaining necessary regulatory approvals of the acquisition may prove to be more difficult than anticipated; integrating the acquired business may prove to be more costly or difficult than anticipated; integrating the acquired business without material disruption to existing operations may prove to be more difficult than anticipated; anticipated cost savings may not be fully realized (or not realized within the anticipated time frame) or additional or unexpected costs may be incurred; loss results of the Company acquired may be worse than expected; and retaining key employees of the acquired business may prove to be more difficult than anticipated. In addition, other companies in the insurance industry have similar acquisition strategies. There can be no assurance that any future acquisitions will be successfully integrated into the Company's operations, that competition for acquisitions will not intensify or that the Company will be able to complete such acquisitions on acceptable terms and conditions. In addition, the costs of unsuccessful acquisition efforts may adversely affect the Company's financial performance.

- The Company's operations are subject to changes occurring in the legislative, regulatory and judicial environment. Risks and uncertainties related to the legislative, regulatory, and judicial environment include, but are not limited to, legislative changes at both the state and federal level; state and federal regulatory rulemaking promulgations and adjudications that may affect the Company specifically, its affiliates or the industry generally; class action and other litigation involving the Company, its affiliates, or the insurance industry generally; and judicial decisions affecting claims, policy coverages and the general costs of doing business. Many of these changes are beyond the Company's control.

- The laws of the various states establish insurance departments with broad regulatory powers relative to approving intercompany arrangements, such as management, pooling, and investment management agreements, granting and revoking licenses to transact business, regulating trade practices, licensing agents, approving policy forms, setting reserve requirements, determining the form and content of required statutory financial statements, prescribing the types and amount of investments permitted and requiring minimum levels of statutory capital and surplus. In addition, although premium rate regulation varies among states and lines of insurance, such regulations generally require approval of the regulatory authority prior to any changes in rates. Furthermore, all of the states in which the State Auto Group transacts business have enacted laws which restrict these companies' underwriting discretion. Examples of these laws include restrictions on agency terminations and laws requiring companies to accept any applicant for automobile insurance and laws regulating underwriting "tools." These laws may adversely affect the ability of the insurers in the State Auto Group to earn a profit on their underwriting operations.

- The property and casualty insurance industry is highly competitive. While prices have generally increased in some lines, the rate of increase has moderated and competition continues to be intense. The Company competes with numerous insurance companies, many of which are substantially larger and have considerably greater financial resources. The Company competes through underwriting criteria, appropriate pricing, and quality service to the policyholder and the agent and through a fully developed agency relations program. See "Marketing" in the "Narrative Description of Business" in Item 1 of the Company's Form 10-K.

- The Company is subject to numerous other factors which affects its operations, including, without limitation, the development of new insurance products, geographic spread of risk, fluctuations of securities markets, economic conditions, technological difficulties and advancements, availability of labor and materials in storm hit areas, late reported claims, previously undisclosed damage, utilities and financial institution disruptions, and shortages of technical and professional employees and unexpected challenges to the control of the Company by Mutual.

Item 7(a). Qualitative and Quantitative Disclosures about Market Risk

"Qualitative and Quantitative Disclosures About Market Risk" is included in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" under Market Risk.

Item 8. Financial Statements and Supplementary Data

The Consolidated Financial Statements, including the Notes to Consolidated Financial Statements and the Report of Independent Auditors are as follows:

Report of Independent Auditors

The Board of Directors and Stockholders
State Auto Financial Corporation

We have audited the accompanying consolidated balance sheets of State Auto Financial Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of State Auto Financial Corporation and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/Ernst & Young LLP

Columbus, Ohio
February 20, 2004

Consolidated Balance Sheets

(in thousands, except per share amount)	December 31	
	2003	2002
Assets		
Fixed maturities, available for sale, at fair value (amortized cost $1,359,577 and $1,149,334, respectively)	$1,421,412	1,216,698
Equity securities, available for sale, at fair value (cost $121,025 and $55,837, respectively)	139,257	53,710
Other invested assets, at fair value (amortized cost $9,485 and $1,857, respectively)	9,643	1,908
Total investments	1,570,312	1,272,316
Cash and cash equivalents	40,005	96,048
Deferred policy acquisition costs	87,099	77,886
Accrued investment income and other assets	52,436	50,788
Due from affiliate	-	14,210
Net prepaid pension expense	51,415	46,690
Reinsurance recoverable on losses and loss expenses payable (affiliate $5,706 and $4,286, respectively)	14,236	8,825
Prepaid reinsurance premiums (affiliate $3,906 and $3,997, respectively)	8,434	7,695
Current federal income taxes	238	-
Deferred federal income taxes	-	5,796
Property and equipment, at cost, net of accumulated depreciation of $4,448 and $3,915, respectively	12,492	12,741
Total assets	$1,836,667	1,592,995
Liabilities and Stockholders' Equity		
Losses and loss expenses payable (affiliate $303,894 and $303,960, respectively)	$643,019	600,958
Unearned premiums (affiliate $121,335 and $133,130, respectively)	404,341	377,990
Notes payable (affiliates $60,964 and $60,500, respectively)	161,220	75,500
Postretirement benefit liabilities	74,250	66,763
Current federal income taxes	-	745
Deferred federal income taxes	2,008	-
Other liabilities	8,619	7,270
Due to affiliates	919	-
Total liabilities	1,294,376	1,129,226
Stockholders' equity:		
Class A Preferred stock (nonvoting), without par value. Authorized 2,500 shares; none issued	-	-
Class B Preferred stock, without par value. Authorized 2,500 shares; none issued	-	-
Common stock, without par value. Authorized 100,000 shares; 44,164 and 43,525 shares issued, respectively, at stated value of $2.50 per share	110,410	108,815
Less 4,605 and 4,524 treasury shares, respectively, at cost	(55,762)	(54,249)
Additional paid-in capital	56,653	50,354
Accumulated other comprehensive income	52,992	42,512
Retained earnings	377,998	316,337
Total stockholders' equity	542,291	463,769
Total liabilities and stockholders' equity	$1,836,667	1,592,995

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

(in thousands, except per share amounts)	**Year ended December 31**		
	2003	**2002**	**2001**
Earned premiums (ceded to affiliate $603,820, $506,777 and $432,168, respectively)	$960,568	896,595	555,2[illegible]
Net investment income	64,625	59,691	47,37
Net realized gains on investments	10,623	5,909	1,96
Other income (affiliates $3,733, $3,240 and $17,036, respectively)	5,880	5,284	18,72
Total revenues	1,041,696	967,479	623,27
Losses and loss expenses (ceded to affiliate $387,643, $368,819 and $303,931, respectively)	651,223	653,474	427,07
Acquisition and operating expenses	291,823	264,348	167,20
Interest expense (affiliates $2,756, $2,333 and $2,275, respectively)	3,637	2,333	2,27
Other expenses	11,736	9,534	8,74[illegible]
Total expenses	958,419	929,689	605,29[illegible]
Income before federal income taxes	83,277	37,790	17,97[illegible]
Federal income tax expense (benefit):			
Current	17,061	8,155	7,69[illegible]
Deferred	2,594	(7,360)	(10,33[illegible]
Total federal income taxes	19,655	795	(2,63[illegible]
Net income	$63,622	36,995	20,61[illegible]
Earnings per common share:			
Basic	$1.62	0.95	0.53
Diluted	$1.58	0.93	0.52
Dividends paid per common share	$0.15	0.14	0.13

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(in thousands)	Common Shares	Common Stock	Treasury Shares	Treasury Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance-December 31, 2000	42,626	$106,564	4,071	($47,038)	$44,208	$20,317	$262,008	$386,059
Net income							20,615	20,615
Unrealized gains on investments, net of tax and reclassification adjustment						(8,287)		(8,287)
Comprehensive income								12,328
Issuance of common stock	419	1,049			1,604			2,653
Tax benefit from stock options exercised					1,140			1,140
Treasury shares acquired on stock option exercises			12	(187)				(187)
Treasury shares acquired under repurchase program			25	(388)				(388)
Stock options granted					154			154
Cash dividends paid							(1,566)	(1,566)
Balance-December 31, 2001	43,045	$107,613	4,108	($47,613)	$47,106	$12,030	$281,057	$400,193
Net income							36,995	36,995
Unrealized gains on investments, net of tax and reclassification adjustment						30,482		30,482
Comprehensive income								67,477
Issuance of common stock	480	1,202			2,173			3,375
Tax benefit from stock options exercised					910			910
Treasury shares acquired on stock option exercises			23	(375)				(375)
Treasury shares acquired under repurchase program			393	(6,261)				(6,261)
Stock options granted					165			165
Cash dividends paid							(1,715)	(1,715)
Balance-December 31, 2002	43,525	$108,815	4,524	($54,249)	$50,354	$42,512	$316,337	$463,769
Net income							63,622	63,622
Unrealized gains on investments, net of tax and reclassification adjustment						9,676		9,676
Unrealized gain on derivative used in cash flow hedge						804		804
Comprehensive income								74,102
Issuance of common stock	639	1,595			3,863			5,458
Tax benefit from stock options exercised					2,130			2,130
Treasury shares acquired on stock option exercises			36	(784)				(784)
Treasury shares acquired under repurchase program			45	(729)				(729)
Stock options granted					306			306
Cash dividends paid							(1,961)	(1,961)
Balance-December 31, 2003	44,164	$110,410	4,605	($55,762)	$56,653	$52,992	$377,998	$542,291

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)	Year ended December 31		
	2003	2002	2001
Cash flows from operating activities:			
Net income	$63,622	36,995	20,615
Adjustments to reconcile net income to net cash provided by Operating activities:			
Depreciation and amortization, net	8,836	5,616	3,036
Net realized gains on investments	(10,623)	(5,909)	(1,962)
Changes in operating assets and liabilities:			
Deferred policy acquisition costs	(9,213)	(10,798)	(4,735)
Accrued investment income and other assets	92	(10,054)	(16,671)
Net prepaid pension expense	(4,725)	(3,346)	(5,606)
Postretirement benefit liabilities	7,487	9,526	1,396
Reinsurance recoverable on losses and loss expenses payable and prepaid reinsurance premiums	(6,150)	2,353	(7,943)
Other liabilities and due to/from affiliates, net	16,478	(18,149)	11,273
Losses and loss expenses payable	42,061	77,097	47,693
Unearned premiums	26,351	48,494	21,919
Federal income taxes	3,743	(5,205)	(14,139)
Cash provided from adding the former Meridian Mutual Insurance Company business to the reinsurance pool, effective 7/1/01	-	-	6,380
Cash provided from the change in the reinsurance pool participation percentage 10/1/01	-	-	2,197
Net cash provided by operating activities	137,959	126,620	63,453
Cash flows from investing activities:			
Purchase of fixed maturities – available for sale	(566,067)	(507,626)	(246,269)
Purchase of equity securities – available for sale	(72,568)	(22,130)	(16,437)
Purchase of other invested assets	(7,618)	(1,857)	-
Maturities, calls and pay downs of fixed maturities – held to maturity	-	8,238	11,612
Maturities, calls and pay downs of fixed maturities – available for sale	84,895	61,509	38,552
Sale of fixed maturities – available for sale	275,346	363,594	149,043
Sale of equity securities – available for sale	6,133	12,716	9,301
Net additions of property and equipment	(311)	(56)	(1,056)
Net cash used in investing activities	(280,190)	(85,612)	(55,254)
Cash flows from financing activities:			
Proceeds from issuance of common stock	4,674	3,000	2,466
Payments to acquire treasury shares	(729)	(6,261)	(388)
Payment of dividends	(1,961)	(1,715)	(1,566)
Proceeds from issuance of debt	115,464	30,000	-
Debt issuance costs	(2,071)	-	-
Payment of debt	(30,000)	-	-
Cash flow hedge derivative settlement	811	-	-
Net cash provided by financing activities	86,188	25,024	512
Net increase (decrease) in cash and cash equivalents	(56,043)	66,032	8,711
Cash and cash equivalents at beginning of year	96,048	30,016	21,305
Cash and cash equivalents at end of year	$40,005	96,048	30,016

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include State Auto Financial Corporation (State Auto Financial) and its wholly-owned subsidiaries:

- State Auto Property and Casualty Insurance Company (State Auto P&C), a South Carolina corporation
- Milbank Insurance Company (Milbank), a South Dakota corporation
- Farmers Casualty Insurance Company (Farmers), an Iowa corporation
- State Auto Insurance Company of Ohio (SA Ohio), an Ohio corporation
- State Auto National Insurance Company (SA National), an Ohio corporation
- Stateco Financial Services, Inc. (Stateco), an Ohio corporation
- Strategic Insurance Software, Inc. (S.I.S.), an Ohio corporation.

Mid-Plains Insurance Company (Mid-Plains), an Iowa corporation, is a wholly-owned subsidiary of Farmers. The financial statements also include the operations and financial position of 518 Property Management and Leasing, LLC (518 PML), whose members are State Auto P&C and Stateco.

State Auto Financial, an Ohio corporation, is a majority-owned subsidiary of State Automobile Mutual Insurance Company (Mutual), an Ohio corporation. State Auto Financial and subsidiaries are referred to herein as the "Companies" or the "Company." All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Description of Business

The Company, through State Auto P&C, Milbank, Farmers and SA Ohio, provides standard personal and commercial insurance to its policyholders. The Company's principal lines of business include personal and commercial automobile, homeowners, commercial multi-peril, workers' compensation, general liability and fire insurance. SA National and Mid-Plains provide nonstandard automobile insurance. State Auto P&C, Milbank, Farmers, SA Ohio, SA National, and Mid-Plains operate primarily in the central and eastern United States, excluding New York, New Jersey, and the New England states, through an independent insurance agency system. State Auto P&C, Milbank, Farmers, SA Ohio, SA National and Mid-Plains are chartered and licensed as property and casualty insurers in the states of South Carolina, South Dakota, Iowa, Ohio (SA Ohio and SA National) and Iowa, respectively, and are licensed in various other states. As such, they are subject to the regulations of the applicable Departments of Insurance of their respective states of domicile (the Departments) and the regulations of each state in which they operate. These property and casualty insurance companies undergo periodic financial examination by the Departments and insurance regulatory agencies of the states that choose to participate.

Through State Auto P&C, the Company provides management and operation services under management agreements for all insurance and non-insurance affiliates.

Through Stateco, the Company provides investment management services to affiliated companies.

The Company, through S.I.S., develops and sells software for the processing of insurance transactions, database management for insurance agents and electronic interfacing of information between insurance companies and agencies. S.I.S. sells services and products to affiliated companies and their agents and markets similar services and products to nonaffiliated insurers and their agencies.

518 PML, an Ohio limited liability company, was formed to engage in the business of owning and leasing real and personal property to the Company's affiliates.

(c) Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which vary in certain respects from statutory accounting practices followed by State Auto P&C, Milbank, Farmers, SA Ohio, SA National and Mid-Plains that are prescribed or permitted by the Departments.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet, revenues and expenses for the period then ended and the accompanying notes to the financial statements. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of losses and loss expenses payable. In connection with the determination of this estimate, management uses historical data and current business conditions to formulate estimates including assumptions related to the ultimate cost to settle claims.

These estimates by their nature are subject to uncertainties for various reasons. The Company's results of operations and financial condition could be impacted in the future should the ultimate payments required to settle claims vary from the amount of the liability currently provided.

(d) Investments

At December 31, 2003 and 2002 all investments in fixed maturity and equity securities are held as available for sale and therefore are carried at fair value. Other invested assets are comprised of limited liability partnership and other investments that are carried at fair value. The unrealized holding gains or losses, net of applicable deferred taxes, are shown as a separate component of stockholders' equity as "accumulated other comprehensive income" and as such are not included in the determination of net income. Effective December 31, 2002, the Company transferred all of its investments previously classified as held to maturity to the available for sale category to align the investment portfolio with management's investment policy. For fixed maturities classified as held to maturity, unrealized holding gains or losses were not reflected in the accompanying consolidated financial statements, rather they were carried at amortized cost. Upon transfer of the held to maturity investments to available for sale at December 31, 2002, the held to maturity investments' amortized cost, fair value and net unrealized gain were $19.1 million, $20.4 million and $1.3 million, respectively. Other comprehensive income of $828,000 net of deferred taxes of $446,000 was recognized upon transfer. Gains and losses on the sale of investments are computed using the first-in, first-out method. The Company regularly monitors its investments that have fair value less than the carrying amount for signs of other than temporary impairment. Among the factors that management considers are market conditions, the amount, timing and length of decline in fair value, and events impacting the issuer. When other than temporary impairment is recognized, the investment cost is written down to fair value and a realized loss is recorded. The cost is not adjusted for any subsequent recovery in fair value. For 2003 and 2002, included in net realized gain on investments was $289,000 and $2.2 million, respectively, of realized losses recognized due to other than temporary impairments.

(e) Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

(f) Deferred Policy Acquisition Costs

Acquisition costs, consisting of commissions, premium taxes, and certain underwriting expenses related to the production of property and casualty business, are deferred and amortized ratably over the contract period. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. In determining estimated realizable value, the computation gives effect to the premium to be earned, losses and loss expenses to be incurred, and certain other costs expected to be incurred as premium is earned, without credit for anticipated investment income. These amounts are based on estimates and accordingly, the actual realizable value may vary from the estimated realizable value. Net deferred policy acquisition costs were:

	Year ended December 31		
	2003	2002	2001
		(in thousands)	
Balance, beginning of year	$77,886	67,087	32,458
Acquisition costs deferred	253,455	235,139	143,651
Amortized to expense	244,242	224,340	109,022
Balance, end of year	$87,099	77,886	67,087

(g) Federal Income Taxes

The Company files a consolidated federal income tax return, and pursuant to an agreement, each entity within the consolidated group pays its share of federal income taxes based on separate return calculations.

Income taxes are accounted for using the liability method. Using this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(h) Losses and Loss Expenses Payable

Losses and loss expenses payable are based on formula and case-basis estimates for reported claims, and on estimates, based on experience and perceived trends, for unreported claims and loss expenses. The liability for unpaid losses and loss expenses, net of estimated salvage and subrogation recoverable of $26.8 million and $27.1 million at December 31, 2003 and 2002, respectively, has been established to cover the estimated ultimate cost of insured losses. The amounts are necessarily based on estimates of future rates of inflation and other factors, and accordingly there can be no assurance that the ultimate liability will not vary from such estimates. The estimates are continually reviewed and adjusted as necessary; such adjustments are included in current operations (see note 4). Salvage and subrogation recoverables are estimated using historical experience. As such, losses and loss expenses payable represent management's best estimate of the ultimate liability related to reported and unreported claims.

(i) Other Comprehensive Income

Comprehensive income is defined as all changes in an enterprise's equity during a period other than those resulting from investments by owners and distributions to owners. Comprehensive income includes net income and other comprehensive income. Other comprehensive income includes all other non-owner related changes to equity and represents net unrealized gains and losses on available-for-sale fixed maturities, equity securities, other invested assets, and derivative instruments.

Separate presentation of the accumulated balance of other comprehensive income within the equity section of the statement of financial position is also required. The Company has presented the required displays of total comprehensive income and its components, within the "Consolidated Statements of Stockholders' Equity." See additional disclosures at note 14.

(j) Derivatives

As part of the Company's management of its exposure to fluctuations in interest rates, during 2003 the Company entered into interest rate swap agreements in connection with the issuance of its $100 million 6.25% senior notes. The interest rate swap agreements are the only derivative contracts to which the Company is party and are accounted for in accordance with Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. This Statement requires all derivatives to be recorded at fair value on the consolidated balance sheet.

At the time a derivative contract is entered into, the Company formally documents and designates the derivative as either a hedge of the fair value of a recognized asset or liability (fair value hedge) or a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). The Company does not have any derivative contracts hedging foreign currencies or derivative contracts held for speculative purposes. The Company formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives used for hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

Changes in fair value of derivatives designated as cash flow hedges, to the extent effective, are recorded in net unrealized gains/losses on derivatives, a separate component of accumulated other comprehensive income. Amounts are reclassified to earnings from accumulated other comprehensive income when the underlying hedged item impacts earnings. Changes in fair value of derivatives designated as fair value hedges are recorded currently in earnings to the extent the derivative was effective in offsetting changes in fair value of the hedged item.

(k) Premium Revenues

Premiums are recognized as earned using the monthly pro rata method over the contract period.

(l) New Accounting Standards

In December 2002, the FASB issued SFAS Statement No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of SFAS Statement No. 123 Accounting for Stock-Based Compensation. This Statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this Statement requires more prominent disclosures in both the annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure provisions of this Statement and will adopt a transition method at the time when a consistent fair value measurement and recognition provision is determined by the FASB and is required to be adopted.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"), which requires the consolidation of certain entities considered to be variable interest entities ("VIEs"). An entity is considered to be a VIE when it has equity investors who lack the characteristics of having a controlling financial interest, or its capital is insufficient to permit it to finance its activities without additional subordinated financial support. Consolidation of a VIE by an investor is required when it is determined that the investor will absorb a majority of the VIE's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. As a result of the Company adopting FIN 46, effective July 1, 2003, the financial operations of STFC Capital Trust I, (the "Capital Trust") the Company's Delaware business trust subsidiary (described in Note 7 below), are no longer consolidated within the accompanying financial statements of the Company. The net impact of the adoption of FIN 46, effective July 1, 2003, was a reclassification adjustment to eliminate the Capital Trust's capital securities of $15.0 million from notes payable and include State Auto Financial's investment of $464,000 in the common securities of Capital Trust in other invested assets and $15.5 million principal amount of Floating Rate Junior Subordinated Debt Securities issued to the Capital Trust in notes payable.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with the Characteristics of Both Liabilities and Equity, effective for reporting periods after July 1, 2003. This Statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The Company adopted this statement effective July 1, 2003 with no significant impact to the consolidated financial statements.

(m) Reclassifications

Certain items in the 2002 and 2001 consolidated financial statements have been reclassified to conform to the 2003 presentation.

(2) Investments

Realized and unrealized gains and losses are summarized as follows:

	Year ended December 31 2003	2002	2001
		(in thousands)	
Realized gains:			
Fixed maturities available for sale	$12,147	12,661	3,072
Equity securities	723	2,047	2,258
Total realized gains	12,870	14,708	5,330
Realized losses:			
Fixed maturities available for sale	278	2,814	114
Equity securities	1,969	5,985	3,254
Total realized losses	2,247	8,799	3,368
Net realized gains on investments	$10,623	5,909	1,962
Increase (decrease) in unrealized holding gains – Equity securities	$20,359	(11,611)	(4,608)
Increase (decrease) in unrealized holding gains – Fixed maturities available for sale at fair value	(5,529)	58,491	(8,134)
Increase in unrealized holding gains – Other invested assets	107	51	-
Change in deferred unrealized gain	(53)	(35)	(7)
Deferred federal income taxes thereon	(5,208)	(16,414)	4,462
Unrealized gains on investments, net of tax reclassification adjustment	9,676	30,482	(8,287)
Derivative used in cash flow hedge	804	-	-
Increase (decrease) in net unrealized holding gains or losses	$10,480	30,482	(8,287)

See footnote 1(e) regarding investments. The Company's investments are summarized as follows:

Available for sale at December 31, 2003:	**Cost or amortized Cost**	**Gross unrealized holding gains**	**Gross unrealized holding losses**	**Fair value**
		(in thousands)		
U.S. Treasury securities and obligations of U.S. government agencies	$366,513	7,984	1,801	372,696
Obligations of states and political subdivisions	676,468	46,485	596	722,357
Corporate securities	98,637	6,807	86	105,358
U.S. government agencies mortgage-backed securities	217,959	4,726	1,684	221,001
Total fixed maturities	1,359,577	66,002	4,167	1,421,412
Equity securities	121,025	19,783	1,551	139,257
Other invested assets	9,485	164	6	9,643
Total	$1,490,087	85,949	5,724	1,570,312

Notes to Consolidated Financial Statements, Continued

Available for sale at December 31, 2002:	Cost or amortized Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
U.S Treasury securities and obligations of U.S. government agencies	$ 214,809	11,016	132	225,693
Obligations of states and political subdivisions	696,191	41,574	444	737,321
Corporate securities	128,631	10,453	72	139,012
U.S. government agencies mortgage backed securities	109,703	4,969	-	114,672
Total fixed maturities	1,149,334	68,012	648	1,216,698
Equity securities	55,837	6,148	8,275	53,710
Other invested assets	1,857	51	-	1,908
Total	$1,207,028	74,211	8,923	1,272,316

Deferred federal income taxes on the net unrealized holding gain for available for sale investments was $28.1 million and $22.9 million at December 31, 2003 and 2002, respectively.

The following table shows the Company's investments gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003:

Description of Securities	Less than 12 months			12 months or more			Total		
	Fair Value	Unrealized Losses	Number of Positions	Fair Value	Unrealized Losses	Number of Positions	Fair Value	Unrealized Losses	Number of Positions
	(in thousands, except number of positions)								
U.S. Treasury securities and obligations of U.S. government agencies	$83,359	1,801	24	-	-	-	83,359	1,801	24
Obligations of states and political subdivisions	33,940	596	17	-	-	-	33,940	596	17
Corporate securities	6,466	86	2	-	-	-	6,466	86	2
U.S. government agencies mortgage backed securities	111,663	1,684	24	-	-	-	111,663	1,684	24
Total fixed maturities	$235,428	4,167	67	-	-	-	235,428	4,167	67
Equity securities	12,595	281	8	10,368	1,270	8	22,963	1,551	16
Total temporarily impaired securities	$248,023	4,448	75	10,368	1,270	8	258,391	5,718	83

Management concluded that none of the above unrealized losses are other than temporary. The process to support this conclusion requires management to make material estimates. See footnote 1(c) regarding material estimates. Management believes the above fixed maturity and equity securities unrealized losses are not other than temporary as the Company has the ability and intent to hold the investments for a period of time sufficient for a forecasted market price recovery up to or beyond the cost of the investment. Also, in management's opinion, evidence indicating the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary in considering the severity and duration of the impairment in relation to the forecasted market price recovery.

The amortized cost and fair value of available for sale fixed maturities at December 31, 2003, by contractual maturity, are summarized as follows:

	December 31, 2003	
	Amortized cost	Fair value
	(in thousands)	
Due in 1 year or less	$3,796	3,966
Due after 1 year through 5 years	44,395	47,213
Due after 5 years through 10 years	326,563	341,483
Due after 10 years	771,941	812,961
Mortgage-backed securities	212,882	215,789
Total	$1,359,577	1,421,412

Expected maturities may differ from contractual maturities because the issuers may have the right to call or prepay the obligations with or without call or prepayment penalties. Fixed maturities with carrying values of approximately $49.4 million and $45.3 million were on deposit with regulators as required by law or specific escrow agreement at December 31, 2003 and 2002, respectively. Components of net investment income are summarized as follows:

	Year ended December 31		
	2003	2002	2001
		(in thousands)	
Fixed maturities	$62,363	58,225	41,262
Equity securities	1,686	1,146	996
Cash and cash equivalents, and other	1,707	1,204	5,756
Investment income	65,756	60,575	48,014
Investment expenses	1,131	884	639
Net investment income	$64,625	59,691	47,375

The Company's current investment strategy does not rely on the use of derivative financial instruments. See note 3 for additional fair value disclosures.

(3) Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Investment securities: Fair values for investments in fixed maturities are based on quoted market prices, where available. For fixed maturities not actively traded, fair values are estimated using values obtained from independent pricing services. The fair values for equity securities are based on quoted market prices. The fair value of other invested assets is based on equity or cash flow, as applicable. The investment securities fair value adjustments are recorded in the consolidated financial statements.

Cash and cash equivalents: The carrying amounts reported in the balance sheets for these instruments approximate their fair value, because of their short-term nature.

Notes payable and interest swap: The Mutual note and Trust Preferred note (each as defined below) carrying amounts reported in the consolidated balance sheets for these instruments approximate their fair value as the interest rates adjust annually and quarterly, respectively. The $100.0 million, 6.25% senior notes have a fair value at December 31, 2003 of $100.5 million. The financial statements reflect a $256,000 fair value adjustment to the 6.25% senior notes which pertains to the hedged principal amount of $50.0 million. The interest rate swap has a $485,000 ($256,000 related to debt and $229,000 related to accrued interest) fair value at December 31, 2003. The financial statements reflect the fair value adjustments related to the interest rate swap.

	December 31, 2003		December 31, 2002	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in thousands)			
Fixed Maturities	$1,421,412	1,421,412	1,216,698	1,216,698
Equity Securities	139,257	139,257	53,710	53,710
Other Invested Assets	9,643	9,643	1,908	1,908
Cash and Cash Equivalents	40,005	40,005	96,048	96,048
Notes Payable	161,220	161,476	75,500	75,500
Fair Value Hedge	$485	485	-	-

(4) Losses and Loss Expenses Payable

Activity in the liability for losses and loss expenses is summarized as follows:

	Year ended December 31		
	2003	2002	2001
		(in thousands)	
Losses and loss expenses payable, at beginning of year	$600,958	523,860	244,583
Less: reinsurance recoverable on losses and loss expenses payable	8,825	13,919	7,930
Net balance at beginning of year	592,133	509,941	236,653
Incurred related to:			
Current year	653,010	641,060	366,348
Prior years	(1,787)	12,414	60,726
Total incurred	651,223	653,474	427,074
Paid related to:			
Current year	370,731	349,733	240,508
Prior years	243,842	221,549	144,862
Total paid	614,573	571,282	385,370
Impact of adding the former Meridian Mutual Insurance Company to the Pooling Arrangement, effective July 1, 2001 (note 6)	-	-	75,575
Impact of pooling change, October 1, 2001 (note 6)	-	-	156,009
Net balance at end of year	628,783	592,133	509,941
Plus: reinsurance recoverable on losses and loss expenses payable	14,236	8,825	13,919
Losses and loss expenses payable, at end of year (affiliate $303,893, $303,960 and $280,011, respectively	$643,019	600,958	523,860

The decrease of $1.8 million in 2003 and the increase of $12.4 million in 2002, for claims occurring in prior years is well within normal expectations for reserve development and claim settlement uncertainty. The increase of $60.7 million in 2001 for claims occurring in prior years is primarily the result of reserve strengthening on the former Meridian Mutual business in order to bring these claim reserves in line with historic State Auto adequacy levels as well as ongoing analysis of recent loss development trends.

(5) Reinsurance

In the ordinary course of business, the Company assumes and cedes reinsurance with other insurers and reinsurers and is a member in various pools and associations. See Note 6(a) for discussion of reinsurance with affiliates. The voluntary arrangements provide greater diversification of business and limit the maximum net loss potential arising from large risks and catastrophes. Most of the ceded reinsurance is effected under reinsurance contracts known as treaties; some is by negotiation on individual risks. Although the ceding of reinsurance does not discharge the original insurer from its primary liability to its policyholder, the insurance company that assumes the coverage assumes the related liability.

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured business. The recoverability of these assets depends on the reinsurers' ability to perform under the reinsurance agreements. The Company evaluates and monitors the financial condition and concentrations of credit risk associated with its reinsurers under voluntary reinsurance arrangements to minimize its exposure to significant losses from reinsurer insolvencies. The Company has reported ceded losses and loss expenses payable and prepaid reinsurance premiums with other insurers and reinsurers as assets. All reinsurance contracts provide indemnification against loss or liability relating to insurance risk and have been accounted for as reinsurance.

Prior to the reinsurance transaction with Mutual under the Pooling Arrangement, as discussed in note 6(a), the effect of the Company's reinsurance on its balance sheets and income statements, is as follows:

	December 31	
	2003	**2002**
	(in thousands)	
Losses and loss expenses payable:		
Direct	$335,667	293,720
Assumed	3,458	3,278
Ceded	(8,529)	(4,540)
Net losses and loss expenses payable	$330,596	292,458
Unearned premiums:		
Direct	$281,725	243,811
Assumed	1,281	1,049
Ceded	(4,528)	(3,699)
Net unearned premiums	$278,478	241,161

	Year ended December 31		
	2003	2002	2001
		(in thousands)	
Written premiums:			
Direct	$717,937	631,342	501,250
Assumed	5,125	3,876	4,196
Ceded	(13,470)	(12,203)	(9,152)
Net written premiums	$709,592	623,015	496,294
Earned premiums:			
Direct	$679,868	577,803	472,766
Assumed	4,893	3,934	4,304
Ceded	(12,751)	(11,260)	(8,335)
Net earned premiums	$672,010	570,477	468,735
Losses and loss expenses incurred:			
Direct	$447,246	413,359	328,363
Assumed	3,302	2,383	3,054
Ceded	(6,498)	(1,945)	(1,550)
Net losses and loss expenses incurred	$444,050	412,382	329,867

(6) Transactions with Affiliates

(a) Reinsurance

State Auto P&C, Milbank, Farmers, SA Ohio (the "STFC Pooled Companies"), SA Wisconsin and beginning January 1, 2003, SA Florida, participate in a quota share reinsurance pooling arrangement (the Pooling Arrangement) with Mutual whereby the STFC Pooled Companies, SA Wisconsin and SA Florida cede to Mutual all of their insurance business and assume from Mutual an amount equal to their respective participation percentages in the Pooling Arrangement. All premiums, losses and loss expenses and underwriting expenses are allocated among the participants on the basis of each company's participation percentage in the Pooling Arrangement. The Pooling Arrangement provides indemnification against loss or liability relating to insurance risk and has been accounted for as reinsurance.

Effective January 1, 2003, the Pooling Arrangement was amended, adding SA Florida as a participant. At December 31, 2002, SA Florida had not commenced insurance operations, consequently, there was no impact on the Company's financial statements at January 1, 2003 relating to the Pooling Arrangement amendment. The STFC Pooled Companies share of the Pool remained at 80% during the years 2003 and 2002.

In 2000, Mutual entered into an agreement with Meridian Mutual Insurance Company (Meridian Mutual), an Indiana domiciled property and casualty insurance company, pursuant to which Meridian Mutual would be merged with and into Mutual, with Mutual continuing as the surviving corporation. The effective date of the merger transaction was June 1, 2001. With the merging of Meridian Mutual into Mutual, all insurance business that had been written by Meridian Mutual became, legally, Mutual business. For the period June 1, 2001 through June 30, 2001, the insurance business formerly known as the Meridian Mutual business prior to the June 1 merger transaction was excluded from the Pooling Arrangement. Effective July 1, 2001, the insurance business of the former Meridian Mutual became part of the Pooling Arrangement, and the STFC Pooled Companies assumed 53% of the former Meridian Mutual business on this same date. Concurrently, with this transaction, the STFC Pooled Companies received cash of $6.4 million and fixed maturities totaling $109.7 million from Mutual which related to the additional net insurance liabilities assumed by the STFC Pooled Companies on July 1, 2001. As part of the resolution of the disagreement with the Ohio Department of Insurance (ODI) regarding the recognition of the service fee revenue paid by Mutual to State Auto P&C (see note 6(d)), the STFC Pooled Companies aggregate participation in the Pooling Arrangement was increased to 80%, effective October 1, 2001. In conjunction with this change in pool participation, the STFC Pooled Companies received cash of $2.2 million and fixed maturities totaling $236.3 million from Mutual, which related to the additional net insurance liabilities assumed on October 1, 2001. All parties that participate in the Pooling Arrangement have an A. M. Best rating of A+ (Superior).

The Pooling Arrangement does not relieve each individual pooled subsidiary of its primary liability as the originating insurer, consequently, there is a concentration of credit risk arising from business ceded to Mutual. As the Pooling Arrangement provides for the right of offset, the Company has reported losses and loss expenses payable and prepaid reinsurance premiums to Mutual as assets only in situations when net amounts ceded to Mutual exceed that assumed. The following provides a summary of the reinsurance transactions on the Company's balance sheets and income statements for the Pooling Arrangement between the STFC Pooled Companies and Mutual:

	December 31	
	2003	2002
	(in thousands)	
Losses and loss expenses payable:		
Ceded	$(290,979)	(261,470)
Assumed	594,872	565,430
Net assumed	$303,893	303,960
Unearned premiums:		
Ceded	$(250,308)	(212,077)
Assumed	371,643	345,207
Net assumed	$121,335	133,130

	Year ended December 31		
	2003	2002	2001
		(in thousands)	
Written premiums:			
Ceded	$(616,571)	(534,377)	(448,331)
Assumed	917,051	864,830	529,253
Earned premiums:			
Ceded	$(578,186)	(495,036)	(426,880)
Assumed	889,532	829,981	515,619
Losses and loss expenses incurred:			
Ceded	$(372,810)	(353,602)	(298,755)
Assumed	594,816	609,910	406,138

Effective with the June 1, 2001 merger transaction of Meridian Mutual into Mutual, Mutual also acquired all of the outstanding shares of Meridian Insurance Group, Inc. (MIGI), an Indiana domiciled insurance holding company. MIGI's wholly-owned insurance subsidiaries are Meridian Security Insurance Company (Meridian Security), an Indiana domiciled property and casualty insurer, and Meridian Citizens Security Insurance Company, an Indiana domiciled property and casualty insurer. MIGI is also party to an affiliation agreement with Meridian Citizens Mutual Insurance Company, an Indiana domiciled property and casualty insurer. Collectively, the MIGI insurer subsidiaries and affiliate are hereafter collectively referred to as the "Meridian Insurers." The STFC Pooled Companies, SA National, Mid-Plains, Mutual, SA Wisconsin, SA Florida and the Meridian Insurers are collectively referred to as the "State Auto Group."

State Auto P&C assumes catastrophe reinsurance from the State Auto Group in the amount of $100 million excess of $120 million in exchange for a premium paid by each reinsured company. Under this agreement, the Company has assumed from Mutual and its affiliates premiums written and earned of $2.8 million, $2.9 million and $3.0 million for 2003, 2002 and 2001, respectively. There have been no losses assumed under this agreement. The catastrophe reinsurance program with State Auto P&C has been excluded from the Pooling Arrangement.

To protect against a catastrophe loss event in which the State Auto Group would incur catastrophe losses in excess of $120 million, State Auto Financial entered into a structured contingent financing transaction with a financial institution and a syndicate of other lenders (the Lender) to provide up to $100 million for reinsurance purposes. In the event of such a loss, this arrangement provides that State Auto Financial would sell redeemable preferred shares to SAF Funding Corporation, a special purpose company (SPC), which would borrow the money necessary for such purchase from the Lenders. This arrangement with the Lenders, SPC and State Auto Financial is a financing arrangement, whereby State Auto Financial would receive cash funding in the event of a catastrophe event as described above. State Auto Financial would then contribute to State Auto P&C the funds received from the sale of its preferred shares. State Auto P&C would use the contributed capital proceeds to pay its direct catastrophe losses and losses assumed under the catastrophe reinsurance agreement. State Auto Financial is obligated to repay SPC by redeeming the preferred shares over a five-year period. In the event of a default by State Auto Financial, the obligation to repay SPC has been secured by a Put Agreement among State Auto Financial, Mutual and the Lenders, under which Mutual would be obligated to either purchase the preferred shares from the SPC or repay the SPC for the loan(s) outstanding.

For the period October 1, 2001 through December 31, 2003, Mutual entered into a stop loss reinsurance arrangement (Stop Loss) with the STFC Pooled Companies. Under the Stop Loss, Mutual have agreed to participate in the Pooling Arrangement's quarterly underwriting losses and gains in the manner described. If the Pooling Arrangement's statutory loss and loss adjustment expense ratio (loss ratio) was between 70.75% and 80% (after the application of all available reinsurance), Mutual reinsured the STFC Pooled Companies 27% of the Pooling Arrangement's losses in excess of a loss ratio of 70.75% up to 80.00%. The STFC Pooled Companies were responsible for their share of the Pooling Arrangement's losses over the 80% threshold. Also, Mutual had the right to participate in the profits of the Pooling Arrangement. Mutual assumed 27% of the Pooling Arrangement's underwriting profits attributable to loss ratios less than 69.25%, but more than 59.99%. During 2003, 2002 and 2001, the STFC Pooled Companies ceded to Mutual, $5.6 million, $8.8 million and $6.2 million in losses, respectively, and $12.8 million, $1.4 million and $0, respectively, in premiums under the Stop Loss. The Stop Loss ceased at December 31, 2003.

SA National and Mid-Plains each have ceding reinsurance agreements with Mutual that include excess of loss and quota share coverages. Through Mutual's participation in the Pooling Arrangement, the effects of these agreements with SA National and Mid-Plains are indirectly subject to the Pooling Arrangement between Mutual and the STFC Pooled Companies.

The following provides a summary of the ceding reinsurance transactions on the Company's balance sheets and income statement for the reinsurance agreements between SA National and Mutual and Mid-Plains and Mutual:

	2003	2002
	(in thousands)	
Losses and loss expenses payable.....	$5,707	4,285
Unearned premiums...........................	$3,906	3,996

	2003	2002	2001
		(in thousands)	
Written premiums..............................	$12,850	12,097	6,295
Earned premiums...............................	$12,831	10,299	5,288
Losses and loss expenses incurred.....	$ 9,209	7,862	3,999

(b) Intercompany Balances

Pursuant to the Pooling Arrangement, Mutual is responsible for the collection of premiums and payment of losses, loss expenses and underwriting expenses of the STFC Pooled Companies. Unpaid balances are reflected in due to or due from affiliates in the accompanying consolidated balance sheets. Settlements of the intercompany account are made quarterly. No interest is paid on this account. All premium balance receivables and reinsurance recoverable on paid losses from unaffiliated reinsurers are carried by Mutual. The Company had off-balance-sheet credit risk of approximately $201 million and $167 million related to premium balances due to Mutual from agents and insureds at December 31, 2003 and 2002, respectively, which is collateralized by the unearned premium from the respective policies.

(c) Notes Payable

In 1999 State Auto Financial entered into a line of credit agreement with Mutual for $45.5 million in conjunction with its stock repurchase program. Principal payment is due on demand by December 31, 2005. The interest rate is adjustable annually at January 1 to reflect adjustments in the then current prime lending rate less 1.75% as well as State Auto Financial's current financial position. Interest rate for the years 2003, 2002 and 2001 was 2.50%, 3.00% and 7.75%, respectively. Interest rate for the year 2004 is 2.25%.

Upon receipt of the written approval of the South Dakota Director of Insurance, in the fourth quarter of 2003 Milbank repaid the $15.0 million surplus contribution note to Meridian Security that was entered into on September 30, 2002. Subject to the condition described below and the other terms of the note, the maturity date was September 30, 2012. The interest rate was equal to the U.S. Treasury ten-year note yield at September 30, 2002 plus 100 basis points (total 4.59%) and was adjustable October 1, 2007 to the then current U.S. Treasury ten-year note yield plus 100 basis points for the remaining term of the note. Interest was accrued, but all payments of principal or interest could be made only with the prior written approval of the South Dakota Director of Insurance.

Total affiliates interest expense was $2.8 million, $2.3 million and $2.3 million in 2003, 2002 and 2001, respectively. Total interest expense paid to affiliates was $2.8 million, $2.2 million and 2.3 million in 2003, 2002 and 2001, respectively. See discussion of notes payable (non-affiliate) and hedges at Note 7.

(d) Management Services

Stateco provides Mutual and its affiliates investment management services. Investment management income is recognized quarterly based on a percentage of the average fair value of investable assets and the equity portfolio performance of each company managed. Revenue related to these services amounted to $2.2 million, $2.1 million and $3.0 million in 2003, 2002 and 2001, respectively, and is included in other income (affiliates).

State Auto P&C provides management and operation services to Mutual and its insurance affiliates. Revenue relating to these services amounted to $1.1 million, $553,000 and $12.6 million in 2003, 2002 and 2001, respectively. During early 2001, the ODI requested that Mutual file an analysis with the ODI on a quarterly basis, starting with the quarter beginning January 1, 2001, that justified the apportionment of the management and operation services fee paid by Mutual to State Auto P&C under the accounting guidance outlined in Statement of Statutory Accounting Principles No. 70 – Allocation of Expenses. The Company believed its accounting for such service fee was consistent with all statutory accounting principles. On October 24, 2001, the Board of Directors of the Company and Mutual and special committees thereof approved a resolution of the disagreement between the Company and the ODI regarding the service fee paid by Mutual to State Auto P&C. The disagreement with ODI was resolved, and ODI expressly did not take issue with Mutual's payment of the service fee to State Auto P&C for the nine-month period ending September 30, 2001 which amounted to $12.5 million, pre-tax, nor with Mutual's accounting for the service fee for this same time period. The ODI also approved regulatory filings, effective October 1, 2001, implementing a revised management agreement, changing the STFC Pooled Companies pooling participation percentages and implementing a stop loss reinsurance arrangement. See note 6(a) regarding the change in the STFC Pooled Companies pooling participation percentages and the implementation of a stop loss reinsurance arrangement.

Effective October 1, 2001, the management agreement between State Auto P&C and certain affiliate companies, including Mutual, was amended to eliminate the management and operations service fee charged by State Auto P&C. The management agreement continues to allocate costs and apportion those costs among the parties to the agreement in accordance with terms outlined therein. As a result of the loss of the management and operations services income under this management agreement, a substantial portion of State Auto P&C's services income has been eliminated, effective October 1, 2001.

(e) Other Transactions

State Auto P&C's December 31, 1990 liability for losses and loss expenses of $65.5 million has been guaranteed by Mutual. Pursuant to the guaranty agreement, all ultimate adverse development of the December 31, 1990 liability, if any, is to be reimbursed by Mutual to State Auto P&C in conformance with pooling percentages in place at that time. As of December 31, 2003, there has been no adverse development of the liability.

(7) Notes Payable and Derivatives

On May 22, 2003, STFC Capital Trust I, State Auto Financial's Delaware business trust subsidiary (the "Capital Trust"), issued $15.0 million liquidation amount of its capital securities to a third party. In connection with the Capital Trust's issuance of the capital securities and the related purchase by State Auto Financial of all of the Capital Trust's common securities (liquidation amount of $464,000 included in other invested assets) (the Capital Trust's capital and common securities are hereafter referred to as the "Trust Securities"), State Auto Financial issued to the Capital Trust $15.5 million aggregate principal amount of Floating Rate Junior Subordinated Debt Securities due 2033 (the "Subordinated Debentures"). The sole assets of the Capital Trust are the Subordinated Debentures and any interest accrued thereon. Interest on the Trust Securities is payable quarterly at a rate equal to the three-month LIBOR rate plus 4.20%, adjusted quarterly (total 5.37% at December 31, 2003). Prior to May 2008, the interest rate may not exceed 12.5% per annum. The interest rate and interest payment dates on the Subordinated Debentures are the same as the interest rate and interest payment dates on the Trust Securities. In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, effective for reporting periods beginning after June 15, 2003. As a result of the Company adopting FIN 46 effective July 1, 2003, the financial statements of the Capital Trust are no longer consolidated within the accompanying financial statements of the Company. See additional discussion of new accounting standards at note 1(l).

The Trust Securities are mandatorily redeemable on May 23, 2033, and may be redeemed at any time on and after May 23, 2008, at 100% of the principal amount thereof plus unpaid interest. The Trust Securities may be redeemed in whole, but not in part, at any time within 90 days following the occurrence of a "Tax Event" or "Investment Company Event" (as defined in the declaration of trust) (a) if such Tax Event or Investment Company Event occurs on or after May 23, 2008, at a redemption price equal to 100% of the principal amount thereof plus unpaid interest, and (b) if such Tax Event or Investment Company Event occurs prior to May 23, 2008, at a redemption price equal to the greater of 100% of the principal amount thereof plus accrued interest and a "make-whole" amount. The Subordinated Debentures are subject to these same redemption terms. The obligations under the Subordinated Debentures and related agreements, taken together, constitute a full and unconditional guarantee of payments due on the Trust Securities.

State Auto Financial has the right, at any time, to defer payments of interest on the Subordinated Debentures for up to 20 consecutive quarterly payment periods. Consequently, distributions on the Trust Securities would be deferred (though such distributions would continue to accrue with interest since interest would accrue on the Subordinated Debentures during any such extended interest payment period). In no case may the deferral of payments and distributions extend beyond the stated maturity dates of the respective securities. During such deferments, State Auto Financial may not declare or pay any dividends on, or purchase any of, its capital stock, make any principal or interest payments on debt securities that rank in all respects equally with or subordinated to the Subordinated Debentures, or make any payment under guarantees that rank in all respects equally with or subordinated to State Auto Financial's guaranty of the Trust Securities.

The Subordinated Debentures are unsecured and subordinated to all of the Company's existing and future senior indebtedness. As sponsor of the Capital Trust, State Auto Financial incurred security issuance costs related to the Trust Preferred Capital Securities and Subordinated Debentures of $535,000, which is recorded in other assets and is being amortized into interest expense ($13,000 for 2003) as the underlying interest expense is recognized on the Trust Securities.

On November 13, 2003 State Auto Financial issued $100 million unsecured senior notes (Senior Notes) bearing interest fixed at 6.25% due November 15, 2013. Interest on the Senior Notes is payable May 15 and November 15 of each year beginning May 15, 2004. The Senior Notes are general unsecured obligations ranking senior to all existing and future subordinated indebtedness and equal with all existing and future senior indebtedness. The Senior Notes are not guaranteed by any of the Company subsidiaries and thereby are effectively subordinated to all Company subsidiaries existing and future indebtedness. State Auto Financial may redeem the Senior Notes in whole at anytime or in part from time to time at State Auto Financial's option, on at least 30 but not more than 60 days' prior written notice, at a redemption price equal to the greater of the principal amount of such notes being redeemed on the redemption date or the make whole amount, based on U.S. Treasury rates as defined by the Senior Notes, plus in each case, accrued and unpaid interest, if any, on the Senior Notes to the redemption date. The Senior Notes issued contain certain covenants as defined in the notes, which among other things, limit State Auto Financial and its subsidiaries ability to issue indebtedness secured by the capital stock of certain State Auto Financial subsidiaries and sell the capital stock of certain State Auto Financial subsidiaries. The Senior Notes also contain a covenant that requires State Auto Financial to take certain actions in the event it engages in mergers, consolidations or sales of all or substantially all of the assets and prohibits from engaging in such transaction if State Auto Financial is in default under the Senior Notes. State Auto Financial incurred $1.5 million in issuance costs related to the Senior Notes, which is recorded in other assets and is being amortized into interest expense ($14,000 for 2003) as the underlying interest expense is recognized on the Trust Securities.

On October 1, 2003 State Auto Financial entered into an interest rate swap contract for a notional amount of $25.0 million as a hedge on the ten year treasury rate in connection with the forecasted issuance of the Senior Notes. The swap contract was designated as a cash flow hedge and settled on November 6, 2003, the pricing date of the Senior Notes, with the Company receiving $811,000. The gain has been recorded in accumulated other comprehensive income and is being accreted as an offset to interest expense ($7,000 in 2003) as the underlying interest expense is recognized for the Senior Notes. Management estimates $61,000 will be accreted as an offset to interest expense in 2004.

On November 6, 2003 State Auto Financial entered into an interest rate swap contract for a notional amount of $50.0 million receiving semiannual payments at a fixed rate of 6.25% and making semiannual payments at a variable rate equal to six month LIBOR plus 1.25 percent with LIBOR to be determined the last day of each interest reset period (total 2.47% at December 31, 2003). The swap contract was designated as a fair value hedge to protect against changes in fair value of the Senior Notes. Recorded in other assets at December 31, 2003, the fair market value of the fixed to floating interest rate swap was $485,000 of which $229,000 related to net accrued interest to be received and reduce reported interest expense in the period. The amount of hedge ineffectiveness was not material.

On December 21, 2003, State Auto Financial repaid the $15.0 million term loan note to the bank that it entered into on December 21, 2002. Interest adjusted quarterly and accrued at LIBOR plus 0.75 points (2.15% at December 31, 2002) and was payable quarterly. This note agreement had various covenants including financial ratio covenants.

Total cash paid for interest was $3.1 million, $2.2 million and $2.3 million in 2003, 2002 and 2001. See discussion of affiliate notes payable at note 6 (c). Notes payable at December 31, 2003 and 2002 consisted of the following:

	December 31, 2003			December 31, 2002		
	Carrying Value	Fair Value	Interest Rate	Carrying Value	Market Value	Interest Rate
	(in thousands, except interest rates)					
Senior notes due 2013: issued $100,000, November 2003 with fixed interest..........	$100,256	100,512	6.25%	-	-	-
Subordinated debentures due 2033: issued $15,464, May 2003 with variable interest..	15,464	15,464	5.37%	-	-	-
Affiliate note payable due on demand prior to December 31, 2005: issued $45,500, June 1999 with variable interest..	45,500	45,500	2.50%	45,500	45,500	3.00
Affiliate surplus note: issued $15,000, September 2002 with variable interest.....	-	-	-	15,000	15,000	4.59
Note payable to bank: issued $15,000, December 2002 with variable interest......	-	-	-	15,000	15,000	2.15
Total Notes Payable	$161,220	161,476		75,500	75,500	

(8) Federal Income Taxes

A reconciliation between actual federal income tax expense (benefit) and the amount computed at the indicated statutory rate is as follows:

	Year ended December 31					
	2003 Amount	%	2002 Amount	%	2001 Amount	%
			(in thousands)			
Amount at statutory rate	$29,147	35	13,227	35	6,291	35
Tax-free interest and dividends received deduction	(9,744)	(12)	(11,888)	(32)	(8,925)	(50)
Other, net	252	1	(544)	(1)	(5)	-
Effective tax and rate	$19,655	24	795	2	(2,639)	(15)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

	December 31	
	2003	2002
	(in thousands)	
Deferred tax assets:		
Unearned premiums not deductible	$27,734	25,927
Losses and loss expenses payable discounting	21,983	21,626
Postretirement benefit liabilities	18,295	16,438
Other	5,925	5,658
Alternative minimum tax credit	217	3,439
Total deferred tax assets	74,154	73,088
Deferred tax liabilities:		
Deferral of policy acquisition costs	30,485	27,260
Net prepaid pension expense	16,917	15,583
Unrealized holding gain on investments	28,101	22,891
Other	659	1,558
Total deferred tax liabilities	76,162	67,292
Net deferred tax asset (liability)	$(2,008)	5,796

The Company is required to establish a valuation allowance for any portion of the deferred tax asset that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets and, therefore, no such valuation allowance has been established.

Federal income taxes paid during 2003, 2002 and 2001 were $15.9 million, $6.0 million and $11.5 million, respectively.

(9) Pension and Postretirement Benefit Plans

The Company provides a pension benefit plan for its eligible employees. Substantially all Company employees become eligible to participate the year after becoming 20 years of age and vest with 5 years of credited service or attain age 65.

The Company's policy is to fund pension costs in accordance with the requirements of the Employee Retirement Income Security Act of 1974. Benefits are determined by applying factors specified in the plan to a participant's defined average annual compensation.

Notes to Consolidated Financial Statements, Continued

Effective January 1, 2002, employees of MIGI, a subsidiary of the former Meridian Mutual, became employees of State Auto P&C. In conjunction with this transaction approximately $3.6 million in net pension plan benefit liabilities were transferred from MIGI to the Company.

In addition to the pension benefit plan, the Company provides a postretirement benefit plan including certain health care and life insurance benefits for its eligible retired employees. Substantially all of the Company's employees may become eligible for these postretirement benefits if they retire between age 55 and 65 with 15 years or more of service or if they retire at age 65 or later with 5 years or more of service.

The Company did not adjust its liability for postretirement benefits obligation in consideration of the potential impact of the Medicare Prescription Drug, Improvement and Modernization Act of 2003, since guidance is not final.

The Company used September 30, 2003, 2002 and 2001, respectively, to determine the pension and postretirement benefit measurements. Information regarding the Company's pension and postretirement benefit plans change in benefit obligation, plan assets and funded status are as follows:

	Pension		Postretirement	
	December 31			
	2003	2002	2003	2002
	(in thousands)			
Change in benefit obligation				
Benefit obligation at beginning of year	$150,067	97,477	71,199	48,558
Transfer in benefit obligation at beginning of year due to employee transfer	-	31,440	-	8,235
Service cost	6,996	5,541	3,206	2,400
Interest cost	9,894	9,399	4,713	4,179
Actuarial loss	6,477	15,111	2,246	9,336
Contributions	-	-	(2,224)	(1,509)
Benefits paid	(9,468)	(8,901)	-	-
Benefit obligation at end of year	$163,966	150,067	79,140	71,199
Change in plan assets				
Fair value of plan assets at beginning of year	$150,559	136,197	1,896	1,768
Transfer in plan assets at beginning of year due to employee transfer	-	31,320	-	-
Actual gain(loss) return on plan assets	19,878	(8,057)	-	-
Benefits paid	(9,468)	(8,901)	-	-
Expected return on plan assets	-	-	171	150
Gain (loss) on assets	-	-	(89)	(22)
Fair value of plan assets at end of year	$160,969	150,559	$1,978	1,896
Funded status	$(2,997)	492	(77,161)	(69,303)
Unrecognized transition asset	(4,878)	(5,511)	(31)	(34)
Unrecognized prior service cost	2,675	2,963	4,612	5,073
Unrecognized net loss	52,055	48,746	2,444	110
Contribution	4,560	-	-	-
Net prepaid (accrued obligation) benefit at end of year	$51,415	46,690	(70,136)	(64,154)
Amounts recognized in the statement of financial position consist of the following:				
SERP (defined below) liability	-	-	(4,114)	(2,609)
Net prepaid (accrued obligation)benefit recognized	$51,415	46,690	(74,250)	(66,763)

Notes to Consolidated Financial Statements, Continued

Information regarding the Company's pension and postretirement benefit plans components of net periodic benefit cost and weighted average assumptions for the years ended December 31, 2003, 2002 and 2001are as follows:

	Pension			Postretirement		
	2003	2002	2001	2003	2002	2001
			(in thousands)			
Components of net periodic benefit cost						
Service cost	$6,996	5,541	3,537	3,205	2,400	1,423
Interest cost	9,895	9,399	6,750	4,713	4,179	3,356
Expected return on plan assets	(16,710)	(16,724)	(14,633)	(171)	(150)	(133)
Amortization of prior service cost	288	280	207	461	(3)	(3)
Amortization of transition asset	(633)	(633)	(121)	(3)	461	-
Amortization of net gain	-	-	(1,346)	-	(275)	(520)
Net periodic (benefit) cost	$(164)	(2,137)	(5,606)	8,205	6,612	4,123

The Company had no additional minimum liability included in other comprehensive income for the Pension and Postretirement plans for 2003, 2002 and 2001.

Summarized in the following table are the weighted average assumptions used to determine the Company benefit obligations for the years ended December 31, 2003 and 2002:

	Pension		Postretirement	
	2003	2002	2003	2002
Benefit obligations				
Weighted-average assumptions				
Discount rate	6.5%	6.75%	6.5%	6.75%
Rates of increase in compensation levels	5.0%	5.0%	-	-

Summarized in the following table are the weighted average assumptions used to determine the Company net periodic benefit cost for the years ended December 31, 2003, 2002 and 2001:

	Pension			Postretirement		
	2003	2002	2001	2003	2002	2001
Periodic benefit cost						
Weighted-average assumptions						
Discount rate	6.75%	7.5%	8.0%	6.75%	7.5%	8.0%
Expected long-term rate of return on assets	9.0%	9.0%	9.0%	9.0%	8.5%	8.5%
Rates of increase in compensation levels	5.0%	5.0%	5.0%	-	-	-

The Company's defined benefit plan obligations are long-term in nature and consequently the investment strategies have a long-term time horizon. In establishing the long term rate of return assumption on plan assets, management, along with its pension consulting actuary, reviews the historical performance of the plan assets and the stability in mix of investment portfolio. The expected inflation rate and expected real rates of return of applicable asset classes are then determined to assist in setting appropriate assumptions. The relatively stable investment strategy between fixed maturities and equity securities has produced a 10 year average rate of return on plan assets through September 30, 2003 of 10.1%.

The assumed health care cost trend rates used for the years ended December 31, 2003, 2002 and 2001 are as follows:

	Postretirement Year Ended December 31		
	2003	2002	2001
Assumed health care cost trend rates			
Health care cost trend rate assumed for the next year ...	9.0%	10.0%	10.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate) ...	5.0%	5.0%	5.0%
Year that the rate reaches the ultimate trend rate ...	2008	2008	2007

The assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement plan. A one percentage point change in assumed health care cost trend rates would have the following effects:

	Postretirement Year Ended December 31, 2003	
One percentage point change	Increase	(Decrease)
	(in thousands)	
Effect on total service and interest cost ...	$1,740	(1,369)
Effect on accumulated postretirement benefit obligation ...	15,370	(12,303)

The Company's pension and postretirement benefit plans weighted average asset allocations by asset category at the Plans' measurement date of September 30, 2003 and 2002, respectively, are as follows:

	Pension		Postretirement	
	December 31			
	2003	2002	2003	2002
Asset Category				
Equity securities ...	61.5%	55.0%	-	-
Fixed maturity securities...	38.3	44.9	100%	100%
Cash and cash equivalents...	0.2	0.1	-	-
Total ...	100.0%	100.0%	100%	100%

The Plan's investment policy objective is to preserve the investment principal while generating income and appreciation in fair value to meet the Plans' obligations. The Plans' investment strategy and risk tolerance is balanced between meeting cash obligation requirements and a long term relatively high risk tolerance. Since the nature and timing of the Plans' liabilities and cash requirements are predictable, the liquidity requirements are somewhat moderate. Therefore at least 75% of the Plans' assets should be in public marketable securities. Bond investments will normally range from 10 to 20 years in maturity. Debt instruments, convertible debt and preferred stock are rated "A" or better by two major rating services. The equity portfolio is comprised primarily of large capitalization, high quality stocks with a strong earnings growth and dividends payment history. Total holding of a specific stock cannot exceed 2% of the outstanding stock. No one equity holding can be greater than 5% of the total equity portfolio. Total holdings of bonds and stocks of any one corporation cannot exceed 5% of admitted assets.

The following table summarizes the Plans' asset allocation exposure range as a percent of total assets fair market value:

Investment Instrument	Exposure Range (0 to %)
Cash and cash equivalents	10
U.S. governments debt	100
U.S. government agencies debt	50
Corporate debt	20
Preferred stock	10
Common stock	70
Convertible securities	25
Private placement and other	6

The Company expects to contribute approximately $4.0 million to its pension plan in 2004.

All Company and affiliate personnel are employees of State Auto P&C. The Company through State Auto P&C, provides management and operation services under management agreements for all insurance and non-insurance affiliates. The pension net prepaid expense is carried on the financial statements of the Company, and the annual periodic pension benefit or cost is allocated to affiliated companies based on allocations pursuant to intercompany management agreements. The Company's share of the 2003, 2002 and 2001 net periodic benefit was $164,000, $2.0 million and $4.0 million, respectively.

The postretirement net accrued obligation is also carried on the financial statements of the Company and the annual periodic postretirement benefit or cost is allocated to affiliated companies based on allocations pursuant to intercompany management agreements. The Company's share of the 2003, 2002 and 2001 net periodic cost was $7.0 million, $5.6 million and $3.0 million, respectively.

Also, the Company has a supplemental executive retirement plan (SERP) for which the accrued obligation at December 31, 2003 and 2002 was $4.2 million and $2.6 million, respectively, that is included in the balance sheet postretirement benefit liabilities amount.

The Company maintains a defined contribution plan that covers substantially all employees of the Company. The Company matches the first 2% of contributions of participants' salary at the rate of 75 cents for each dollar contributed. Participant contributions of 3% to 6% are matched at a rate of 50 cents for each dollar contributed. The Company's share of the expense under the plan totaled $2.1 million, $2.0 million and $1.1 million for the years 2003, 2002 and 2001, respectively.

(10) Stockholders' Equity

(a) Treasury Shares

On March 1, 2002, the State Auto Financial's Board of Directors approved a plan to repurchase up to 1.0 million shares of common stock from the public over a period extending to and through December 31, 2003. Through December 31, 2003, State Auto Financial repurchased 438,023 shares from the public under this plan of which 45,000 and 393,023 shares were purchased during 2003 and 2002, respectively. In May 2000, State Auto Financial's Board of Directors approved a plan to repurchase up to 1.0 million shares of its common stock from the public over a period ending December 31, 2001. Through December 31, 2001, State Auto Financial repurchased 50,522 shares from the public. Repurchases during 2003, 2002 and 2001 were funded through dividends from subsidiaries.

(b) Dividend Restrictions and Statutory Financial Information

State Auto P&C, Milbank, Farmers, SA Ohio and SA National are subject to regulations and restrictions under which payment of dividends from statutory earned surplus can be made to State Auto Financial during the year without prior approval of regulatory authorities. Pursuant to these rules, approximately $52.7 million is available for payment to State Auto Financial in 2004 without prior approval.

Reconciliations of statutory capital and surplus and net income (loss), as determined using statutory accounting practices, to the amounts included in the accompanying consolidated financial statements are as follows:

	December 31	
	2003	2002
	(in thousands)	
Statutory capital and surplus of insurance subsidiaries	$527,148	359,289
Net assets of non-insurance parent and affiliates	(120,954)	(44,060)
	406,194	315,229
Increases (decreases):		
Deferred policy acquisition costs	87,099	77,886
Anticipated salvage and subrogation	-	27,093
Net prepaid pension expense	51,415	46,690
Postretirement benefit liability	(24,567)	(21,968)
Deferred federal income taxes	(24,112)	(36,964)
Fixed maturities at fair value	41,623	67,281
Surplus note	172	(15,000)
Other, net	4,467	3,522
Stockholders' equity per accompanying consolidated financial statements	$542,291	463,769

	Year ended December 31		
	2003	2002	2001
		(in thousands)	
Statutory net income (loss) of insurance subsidiaries	$54,544	17,027	(39,773)
Net income of non-insurance parent and affiliates	1,593	2,461	1,826
	56,137	19,488	(37,947)
Increases (decreases):			
Deferred policy acquisition costs	9,213	10,776	34,629
Anticipated salvage and subrogation	-	907	12,813
Net prepaid pension benefit	164	506	1,131
Postretirement benefit expense	(2,600)	(2,260)	(1,230)
Deferred federal income taxes	(1,209)	7,671	10,673
Other, net	1,917	(93)	546
Net income per accompanying consolidated financial statements	$63,622	36,995	20,615

(11) Preferred Stock

State Auto Financial has authorized two classes of preferred stock. For both classes, upon issuance, the Board of Directors has authority to fix and determine the significant features of the shares issued, including, among other things, the dividend rate, redemption price, redemption rights, conversion features and liquidation price payable in the event of any liquidation, dissolution, or winding up of the affairs of State Auto Financial. See note 6 (a) regarding State Auto Financial's obligation to issue redeemable preferred shares to SPC in connection with its catastrophic reinsurance arrangements with a financial institution.

The Class A preferred stock is not entitled to voting rights until, for any period, dividends are in arrears in the amount of six or more quarterly dividends.

(12) Stock Incentive Plans

The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock incentive plans using the intrinsic value method to account for stock-based compensation. Compensation cost charged against operations in 2003 and 2002 were $0, and $14,000 in 2001 for those employee stock options granted where the exercise price was less than the market price of the underlying stock on the date of grant. Had compensation cost for the Company's plans been determined based on the fair values at the grant dates consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," (SFAS No. 123), the Company's pro forma net earnings and net earnings per share information would have been as follows:

Pro Forma Fair Value Method	**2003**	**2002**	**2001**
		(in thousands, except per share amounts)	
Net income as reported	$63,622	36,995	20,615
Less pro forma stock compensation expense, net of tax	(1,736)	(1,427)	(1,750)
Pro forma net income	61,886	35,568	18,865
Pro forma net income per common share			
Basic	$1.58	0.91	0.49
Diluted	$1.51	0.89	0.48

The fair value of options granted to employees and directors in 2003, 2002 and 2001 were estimated at the date of grant using the Black-Scholes option-pricing model.

The weighted average fair values and related assumptions for options granted were as follows:

	2003	**2002**	**2001**
Fair value	$7.09	6.09	6.79
Expected dividend yield	.79%	.94%	.90%
Risk free interest rate	2.73%	4.20%	4.85%
Expected volatility factor	.37	.33	.36
Expected life in years	7.2	6.8	6.7

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The Company has stock option plans for certain directors and key employees. The Nonemployee Directors' Plan provides each nonemployee director an option to purchase 4,200 and 1,500 for 2003 and 2002, respectively, shares of common stock following each annual meeting of the shareholders at an option price equal to the fair market value at the close of business on the last trading day prior to the day of the annual meeting. The Company has reserved 300,000 shares of common stock under this plan. These options are exercisable at issuance to 10 years from date of grant. The Key Employee's Plan provides that qualified stock options may be granted at an option price not less than fair market value at date of grant and that nonqualified stock options may be granted at any price determined by the options committee of the Board of Directors. The Company has reserved 5.0 million shares of common stock under this plan. These options are exercisable at such time or times as may be determined by a committee of the Company's Board of Directors. Normally, these options are exercisable from 1 to 10 years from date of grant.

Notes to Consolidated Financial Statements, Continued

The Company has an employee stock purchase plan with a dividend reinvestment feature, under which employees of the Company may choose at two different specified time intervals each year to have up to 6% of their annual base earnings withheld to purchase the Company's common stock. The purchase price of the stock is 85% of the lower of its beginning-of-interval or end-of-interval market price. The Company has reserved 2.4 million shares of common stock under this plan. At December 31, 2003 and 2002, 2.0 million and 1.9 million shares, respectively, have been purchased under this plan.

The Company has a stock option incentive plan for certain designated independent insurance agencies that represent the Company and its affiliates. The Company has reserved 400,000 shares of common stock under this plan. The plan provides that the options become exercisable on the first day of the calendar year following the agency's achievement of specific production and profitability requirements over a period not greater than two calendar years from date of grant or a portion thereof in the first calendar year in which an agency commences participation under the plan. Options granted and vested under this plan have a 10-year term. The Company has accounted for the plan in its accompanying financial statements at fair value. Expense of $306,000, $165,000 and $140,000 associated with this plan was recognized in 2003, 2002 and 2001, respectively. The fair value of options granted to agencies was estimated at the reporting date or vesting date using the Black-Scholes option-pricing model.

	2003	2002	2001
Fair value	$13.37	7.55	8.04
Expected dividend yield	.78%	.87%	.90%
Risk free interest rate	4.07%	4.50%	5.16%
Expected volatility factor	.36	.36	.34
Expected life in years	8.9	8.1	8.7

A summary of the Company's total stock option activity and related information for these plans for the years ended December 31, 2003, 2002 and 2001, follows:

	2003		2002		2001	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
	(in thousands, except per share amounts)					
Outstanding, beginning of year	2,791	$10.98	2,797	9.58	2,852	8.28
Granted	407	18.51	356	16.00	299	16.53
Exercised	(532)	7.22	(362)	5.11	(315)	4.39
Canceled	(27)	16.24	-	-	(39)	10.16
Outstanding, end of year	2,639	$12.84	2,791	10.98	2,797	9.58

Notes to Consolidated Financial Statements, Continued

A summary of information pertaining to the total options outstanding and exercisable as of December 31, 2003 follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
	(in thousands, except per share amounts)				
Less than $5.00.........	12	.4	$4.67	12	$4.67
$5.01 - $10.00	649	2.1	6.66	648	6.66
Greater than $10.01 ..	1,978	7.0	14.92	1,334	13.66
	2,639	5.8	$12.84	1,994	$11.33

(13) Net Earnings Per Common Share

The following table sets forth the compilation of basic and diluted net earnings per common share:

	Year ended December 31		
	2003	2002	2001
	(in thousands, except per share amounts)		
Numerator:			
Net earnings for basic and diluted earnings per common share	$63,622	36,995	20,615
Denominator:			
Weighted average shares for basic net earnings per common share	39,255	38,984	38,775
Effect of dilutive stock options	898	759	906
Adjusted weighted average shares for diluted net earnings per common share.......................................	40,153	39,743	39,681
Basic net earnings per common share	$1.62	0.95	0.53
Diluted net earnings per common share	$1.58	0.93	0.52

The following options to purchase shares of common stock were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price:

	Year ended December 31		
	2003	2002	2001
	(in thousands)		
Number of options...	None	911	562

(14) Other Comprehensive Income

The related federal income tax effects of each component of other comprehensive income (loss) are as follows:

	Year ended December 31, 2003		
	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
		(in thousands)	
Net unrealized holding gains on securities:			
Unrealized holding gains arising during the year	$25,507	(8,926)	16,581
Reclassification adjustments for gains realized in net income	10,623	(3,718)	6,905
Net unrealized holding gains	14,884	(5,208)	9,676
Derivative used in cash flow hedge	804	-	804
Other comprehensive income	$15,688	(5,208)	10,480

	Year ended December 31, 2002		
	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
		(in thousands)	
Net unrealized holding gains on securities:			
Unrealized holding gains arising during the year	$52,805	(18,482)	34,323
Reclassification adjustments for gains realized in net income	5,909	(2,068)	3,841
Net unrealized holding gains	46,896	(16,414)	30,482
Other comprehensive income	$46,896	(16,414)	30,482

	Year ended December 31, 2001		
	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
		(in thousands)	
Net unrealized holding losses on securities:			
Unrealized holding losses arising during the year	$(10,787)	3,775	(7,012)
Reclassification adjustments for gains realized in net income	1,962	(687)	1,275
Net unrealized holding losses	(12,749)	4,462	(8,287)
Other comprehensive loss	$(12,749)	4,462	(8,287)

(15) Reportable Segments

At December 31, 2003, the Company has four reportable segments: State Auto standard insurance, State Auto nonstandard insurance, Meridian standard insurance and investment management services. The reportable segments are business units managed separately because of the differences in products or service they offer, type of customer they serve or because of management considerations. The State Auto standard, State Auto nonstandard and the Meridian standard insurance segments operate primarily in the central and eastern United States, excluding New York, New Jersey, and the New England states, through an independent insurance agency system.

The State Auto standard insurance segment provides personal and commercial insurance to its policyholders. Its principal lines of business include personal and commercial automobile, homeowners, commercial multi-peril, workers' compensation, general liability and fire insurance. The State Auto nonstandard insurance segment provides personal automobile insurance to policyholders that are typically rejected or canceled by standard insurance carriers because of poor loss experience or a history of late payment of premiums.

Effective July 1, 2001, with the STFC Pooled Companies assumption of the former Meridian Mutual business through the Pooling Arrangement, as more fully described in note 6(a), the Company established the Meridian standard and Meridian nonstandard insurance segments. While these Meridian segments offer similar products and services and operate in the same geographical locations within the United States as the State Auto segments, they differ within their operating measures, more specifically within their loss and profitability results. Monitoring the performance of the Meridian segments allows management to review the results of its integration efforts of these segments while this business continues to be processed through the Meridian systems platform. Due to the integration efforts by management, along with this segment no longer meeting the quantitative thresholds for segment reporting within the Meridian nonstandard business, beginning with the first quarter of 2003, the Meridian nonstandard business was included in the State Auto nonstandard segment. The 2002 and 2001 disclosures have been revised to reflect this change. Likewise, the Meridian standard business, beginning with the first quarter of 2004, will be included in the State Auto standard segment. The investment management services segment manages the investment portfolios of affiliated insurance companies.

The Company evaluates performance of its reportable segments and allocates resources thereon based on profit or loss from operations, excluding net realized gains on investments on the Company's investment portfolio, before federal income taxes. The Company monitors its assets for the insurance segments on a legal entity basis, which for the STFC Pooled Companies includes assets of two of the three reportable insurance segments (State Auto standard insurance and Meridian standard insurance). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Revenue from segments in the other category is attributable to three other operating segments of the Company, which individually are not material: management and operations services segment, an insurance software development and resale segment, and a property management and leasing segment.

The following provides financial information regarding the Company's reportable segments. The 2001 financial information for the Meridian standard segment reflects the business assumed by the STFC Pooled Companies, beginning July 1, 2001:

	Year ended December 31		
	2003	2002	2001
		(in thousands)	
Revenues from external customers:			
State Auto standard insurance	$840,312	720,278	485,059
State Auto nonstandard insurance	85,768	76,618	44,037
Meridian standard insurance	98,731	159,060	72,825
Investment management services	2,547	2,469	3,466
All other	3,570	3,120	15,773
Total revenues from external customers	1,030,928	961,545	621,160
Intersegment revenues:			
State Auto standard insurance	160	120	128
Investment management services	5,891	5,019	3,553
All other	1,868	2,141	5,506
Total intersegment revenues	7,919	7,280	9,187
Total revenue	1,038,847	968,825	630,347
Reconciling items:			
Intersegment revenues	(7,919)	(7,280)	(9,187)
Corporate revenues	145	25	150
Net realized gains on investment	10,623	5,909	1,962
Total consolidated revenues	$1,041,696	967,479	623,272

Notes to Consolidated Financial Statements, Continued

	Year ended December 31		
	2003	2002	2001
	(in thousands)		
Segment profit (loss):			
State Auto standard insurance	$57,323	37,537	45,664
State Auto nonstandard insurance	6,632	4,075	(4,555)
Meridian standard insurance	3,489	(15,376)	(44,397)
Investment management services	7,424	6,402	5,965
All other	2,224	1,916	16,326
Total segment profit	77,092	34,554	19,003
Reconciling items:			
Corporate expenses	(4,438)	(2,673)	(2,989)
Net realized gains on investments	10,623	5,909	1,962
Total consolidated income before federal income taxes	$83,277	37,790	17,976
Net investment income:			
State Auto standard insurance	$46,486	42,223	37,230
State Auto nonstandard insurance	3,091	2,759	2,335
Meridian standard insurance	8,783	9,322	3,595
Investment management services	94	125	318
All other	143	180	193
Total net investment income	58,597	54,609	43,671
Reconciling items:			
Corporate net investment income	145	25	150
Reclassification adjustments in consolidation	5,883	5,057	3,554
Total consolidated net investment income	$64,625	59,691	47,375

	December 31	
	2003	2002
	(in thousands)	
Segment assets:		
Standard insurance	$1,962,533	1,468,482
Nonstandard insurance	140,803	98,886
Investment management services	4,637	4,744
All other	16,330	12,539
Total segment assets	2,124,303	1,584,651
Reconciling items:		
Corporate assets	22,045	833
Reclassification adjustments in consolidation	(309,681)	7,511
Total consolidated assets	$1,836,667	1,592,995

Notes to Consolidated Financial Statements, Continued

Revenues from external customers include the following products and services:

	Year ended December 31		
	2003	**2002**	**2001**
Earned premiums		*(in thousands)*	
State Auto standard insurance:			
Automobile - Personal	$337,548	281,373	191,600
Automobile - Commercial	84,541	74,764	45,801
Homeowners and farmowners	134,001	112,350	77,105
Commercial multi-peril	60,819	50,305	31,215
Workers' compensation	24,141	23,236	15,365
Fire and allied	65,850	57,310	36,031
Other liability and products liability	54,882	49,233	21,875
Other lines	26,571	24,604	25,304
Total State Auto standard insurance earned premiums	788,353	673,175	444,296
Total State Auto nonstandard insurance earned premiums	82,267	73,555	41,757
Meridian standard insurance:			
Automobile - Personal	28,374	56,908	26,153
Automobile - Commercial	15,130	22,304	10,248
Homeowners and farmowners	14,593	21,159	9,536
Commercial multi-peril	18,405	25,942	11,381
Workers' compensation	8,458	16,081	8,660
Fire and allied	806	1,095	499
Other liability and products liability	1,326	1,834	519
Other lines	2,856	4,542	2,157
Total Meridian standard insurance earned premiums	89,948	149,865	69,154
Total earned premiums	960,568	896,595	555,207
Investment management services	2,227	2,469	2,965
Net investment income	64,480	59,666	47,225
Other income	3,653	2,815	15,763
Total revenues from external customers	$1,030,928	961,545	621,160

The standard insurance segments participate in a reinsurance pooling agreement with other standard insurance affiliates. For discussion regarding this arrangement and these segments' contribution to the pool and participation in the pool, see note 6. Revenues from external customers are derived entirely within the United States. Also, all long-lived assets are located within the United States.

(16) Quarterly Financial Data (Unaudited)

	2003 For three months ended			
	March 31	June 30	September 30	December 31
	(in thousands, except per share amounts)			
Total revenues	$253,353	263,160	265,110	260,073
Income before federal income taxes	28,563	8,910	20,804	25,000
Net income	21,064	8,301	15,580	18,677
Net earnings per common share				
Basic	0.54	0.21	0.40	0.47
Diluted	0.53	0.21	0.38	0.46

	2002 For three months ended			
	March 31	June 30	September 30	December 31
	(in thousands, except per share amounts)			
Total revenues	$ 229,959	236,223	246,962	254,335
Income (loss) before federal income taxes	17,301	(6,751)	5,128	22,112
Net income (loss)	13,165	(1,385)	5,885	19,330
Net earnings (loss) per common share				
Basic	0.34	(0.04)	0.15	0.50
Diluted	0.33	(0.04)	0.15	0.49

(17) Contingencies

The Company's insurance subsidiaries are involved in litigation and may become involved in potential litigation arising in the ordinary course of business. Additionally, the insurance subsidiaries may be impacted by adverse regulatory actions and adverse court decisions where insurance coverages are expanded beyond the scope originally contemplated in the policies at December 31, 2003. In the opinion of management, the effects, if any, of such litigation and published court decisions are not expected to be material to the consolidated financial statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

(a) The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)). Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic filings with the Securities and Exchange Commission.

(b) There has been no change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

Item 10. Directors and Executive Officers of the Registrant

Information regarding directors of the Company required by Items 401(a) and (d)-(f) of Regulation S-K will be found under the caption "Proposal One: Election of Directors" in the 2004 Proxy Statement, which information is incorporated herein by reference. Information regarding executive officers of the Company required by Items 401(b) and (d)-(f) of Regulation S-K is found under the caption "Executive Officers of the Registrant" at the end of Item 1 of this Form 10-K, which information is also incorporated by reference into this Item 10.

The Company has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. As of March 5, 2004, the members of the Audit Committee were Richard K. Smith, David J. D'Antoni and William J. Lhota. Mr. Smith is Chairman of the Audit Committee. The Company's Board of Directors has determined that Mr. Smith is an "audit committee financial expert," as that term is defined in Item 401(h)(2) of Regulation S-K, and "independent," as that term is defined in Rule 10A-3 of the Exchange Act.

Information regarding compliance with Section 16(a) of the Exchange Act required by Item 405 of Regulation S-K will be found under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2004 Proxy Statement, which information is incorporated herein by reference.

The Company has adopted procedures by which shareholders may recommend individuals for membership to the Company's Board of Directors (the "Board"). It is the policy of the Company's Nominating and Governance Committee (the "Nominating Committee") to consider and evaluate candidates recommended by shareholders for membership on the Board in the same manner as all other candidates for nomination to the Board who are not incumbent directors. If a shareholder desires to recommend an individual for Board membership, then that shareholder must provide a written notice to the Secretary of the Company at 518 East Broad Street, Columbus, Ohio 43215 (the "Recommendation Notice"). For a recommendation to be considered by the Nominating Committee, the Recommendation Notice must contain, at a minimum, the following: the name and address, as they appear on the Company's books, and telephone number of the shareholder making the recommendation, including information on the number of shares owned; and if such person is not a shareholder of record or if such shares are owned by an entity, reasonable evidence of such person's ownership of such shares or such person's authority to act on behalf of such entity; the full legal name, address and telephone number of the individual being recommended, together with a reasonably detailed description of the background, experience and qualifications of that individual; a written acknowledgement by the individual being recommended that he or she has consented to that recommendation and consents to the Company's undertaking of an investigation into that individual's background, experience and qualifications in the event that the Nominating Committee desires to do so; the disclosure of any relationship of the individual being recommended with the Company or any of its subsidiaries or affiliates, whether direct or indirect; and, if known to the shareholder, any material interest of such shareholder or individual being recommended in any proposals or other business to be presented at the Company's next annual meeting of shareholders (or a statement to the effect that no material interest is known to such shareholder).

The Company's Board of Directors has adopted a code of ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer, controller, and persons performing similar functions. This code of ethics has been posted on the Company's website at http://www.stfc.com under "Corporate Governance." Any amendment (other than any technical, administrative or other non-substantive amendment) to, or waiver from, a provision of this code will be posted on the Company's website described above within five business days following its occurrence.

Item 11. Executive Compensation

Information regarding executive compensation required by Item 402 of Regulation S-K will be found under the captions "Compensation of Directors," "Compensation of Executive Officers," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report," and "Performance Graph" in the 2004 Proxy Statement, which information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding security ownership of certain beneficial owners and management required by Item 403 of Regulation S-K will be found under the caption "Proposal One: Election of Directors" and "Principal Holders of Voting Securities" in the 2004 Proxy Statement, which information is incorporated herein by reference.

Information regarding equity compensation plan information required by Item 201(d) of Regulation S-K is as follows:

Equity Compensation Plan Information At December 31, 2003

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans
Equity Compensation Plans Approved by Security Holders	2,548,398	$12.81	4,708,500[(1)]
Equity Compensation Plans not Approved by Security Holders	90,147	$13.86	273,202[(2)]
Total	2,638,545		4,981,702

(1) Includes 4,081,200 Common Shares available for issuance under the Company's 2000 Stock Option Plan, 252,300 Common Shares available for issuance under the Company's 2000 Directors Stock Option Plan, and 375,000 Common Shares available for issuance under the Company's 1991 Employee Stock Purchase and Dividend Reinvestment Plan.

(2) This is the number of Common Shares available for issuance under the 1998 State Auto Agent's Stock Option Plan.

1998 State Auto Agent's Stock Option Plan

The Company's Board of Directors adopted the 1998 State Auto Agent's Stock Option Plan (the "Agent's Option Plan") to encourage selected independent insurance agencies that represent the Company and its affiliates (the "State Auto Agents") to acquire or increase and retain a financial interest in the Company in order to strengthen the mutuality of interests between the State Auto Agents and the Company's shareholders. The Agent's Option Plan is administered by a plan administration committee consisting of at least three members appointed by the Company's Board of Directors. The Agent's Option Plan will terminate in May 2008, unless terminated earlier by the Company's Board of Directors.

Under the Agent's Option Plan, State Auto Agents who become participants are offered nonqualified stock options to purchase Common Shares of the Company. The number of options granted to a participant is based on the formula set forth in the Agent's Option Plan and in each participant's participation agreement. The exercise price of options granted under the Agent's Option Plan is equal to the last reported sale price of the Common Shares on the Nasdaq National Market on the day of the grant. The options granted become exercisable on the first day of the calendar year following the participant's achievement of specific production and profitability requirements. Generally, the participant has up to two calendar years to achieve these performance targets and vest the options. Subject to certain restrictions, participants may exercise options that become vested. Each option has a term of ten years. If an option is not fully exercised by its expiration date, it will terminate to the extent not previously exercised.

If a participant's agency agreement terminates, or if the participant fails to meet its performance criteria as set forth in its participation agreement and in the Agent's Option Plan, or the participant fails to pay any amounts due under its agency agreement on time, the option granted to such participant, to the extent not vested, will terminate. In addition, if a participant terminates its relationship with the Company or its affiliates, the participant will not be eligible to receive awards of options after the date of such termination, and any outstanding but unexercised awards will terminate as described in the preceding sentence.

The Common Shares subject to the Agent's Option Plan have been registered under the Securities Act of 1933, as amended. Therefore, these Common Shares are freely tradeable once acquired upon the exercise of the options, unless such Common Shares are acquired by a participant who is considered an "affiliate" of the Company.

Item 13. Certain Relationships and Related Transactions

Information regarding certain relationships and related transactions required by Item 404 of Regulation S-K will be found under the caption "Certain Transactions" in the 2004 Proxy Statement, which information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Information regarding principal accounting fees and services required by Item 9(a) of Schedule 14A will be found under the caption "Independent Public Accountants" in the 2004 Proxy Statement, which information is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a)(1) LISTING OF FINANCIAL STATEMENTS

The following consolidated financial statements of the Company, are filed as part of this Form 10-K Report and are included in Item 8:

Report of Independent Auditors
Consolidated Balance Sheets as of December 31, 2003 and 2002
Consolidated Statements of Income for each of the three years in the period ended December 31, 2003
Consolidated Statements of Stockholders' Equity for each of the three years in the period ended December 31, 2003
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2003
Notes to Consolidated Financial Statements

(a)(2) LISTING OF FINANCIAL STATEMENT SCHEDULES

The following financial statement schedules of the Company for the years 2003, 2002, and 2001, are included in Item 15(d), following the signatures, and should be read in conjunction with the consolidated financial statements contained in this Form 10-K Annual Report.

Schedule Number	Schedule
I.	Summary of Investments - Other Than Investments in Related Parties
II.	Condensed Financial Information of Registrant
III.	Supplementary Insurance Information
IV.	Reinsurance

All other schedules are omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

(a)(3) LISTING OF EXHIBITS

Exhibit No.	Description of Exhibit	If incorporated by reference document with which Exhibit was previously filed with SEC
3.01	State Auto Financial Corporation's Amended and Restated Articles of Incorporation	1933 Act Registration Statement No. 33-40643 on Form S-1 (see Exhibit 3(a) therein)
3.02	State Auto Financial Corporation's Amendment to the Amended and Restated Articles of Incorporation	1933 Act Registration Statement No. 33-89400 on Form S-8 (see Exhibit 4(b) therein)
3.03	State Auto Financial Corporation Certificate of Amendment to the Amended and Restated Articles of Incorporation as of June 2, 1998	Form 10-K Annual Report for the year ended December 31, 1998 (see Exhibit 3(A)(3) therein)
3.04	State Auto Financial Corporation's Amended and Restated Code of Regulations	1933 Act Registration Statement No. 33-40643 on Form S-1 (see Exhibit 3(b) therein)
4.01	State Auto Financial Corporation's Amended and Restated Articles of Incorporation, and Articles 1, 3, 5 and 9 of the Company's Amended and Restated Code of Regulations	Form 10-K Annual Report for the year ended December 31, 1992 (see Exhibit 3(A) and 3(B) therein)☐
10.01	Guaranty Agreement between State Automobile Mutual Insurance Company and State Auto Property and Casualty Insurance Company dated as of May 16, 1991	1933 Act Registration Statement No. 33-40643 on Form S-1 (see Exhibit 10 (d) therein)
10.02	Form of Indemnification Agreement between State Auto Financial Corporation and each of its directors	1933 Act Registration Statement No. 33-40643 on Form S-1 (see Exhibit 10 (e) therein)
10.03*	State Auto 1991 Quality Performance Bonus Plan	1933 Act Registration Statement No. 33-40643 on Form S-1 (see Exhibit 10 (f) therein)
10.04*	1991 Stock Option Plan	1933 Act Registration Statement No. 33-40643 on Form S-1 (see Exhibit 10 (h) therein)
10.05*	Amendment Number 1 to the 1991 Stock Option Plan	1933 Act Registration Statement No. 33-89400 on Form S-8 (see Exhibit 4 (a) therein)
10.06 *	1991 Directors' Stock Option Plan	1933 Act Registration Statement No. 33-40643 on Form S-1 (see Exhibit 10 (i) therein)
10.07	License Agreement between State Automobile Mutual Insurance Company and Policy Management Systems Corporation dated December 28, 1984	1933 Act Registration Statement No. 33-40643 on Form S-1 (see Exhibit 10 (k) therein)

Exhibit No.	Description of Exhibit	If incorporated by reference document with which Exhibit was previously filed with SEC
10.08	Investment Management Agreement between Stateco Financial Services, Inc. and State Automobile Mutual Insurance Company, effective April 1, 1993	Form 10-K Annual Report for the year ended December 31, 1992 (see Exhibit 10 (N) therein)
10.09*	State Auto Insurance Companies Directors' Deferred Compensation Plan	Form 10-K Annual Report for year ended December 31, 1995 (see Exhibit 10(S) therein)
10.10*	State Auto Insurance Companies Amended and Restated Non-Qualified Incentive Deferred Compensation Plan	Registration Statement on Form S-8, File No. 333-56338 (see Exhibit 4(e) therein)
10.11*	Amendment Number 2 to the 1991 Stock Option Plan	Form 10-K Annual Report for the year ended December 31, 1996 (see Exhibit 10(DD) therein)
10.12*	Amendment Number 1 to the 1991 Directors' Stock Option Plan	Form 10-K Annual Report for the year ended December 31, 1996 (see Exhibit 10(EE) therein)
10.13	Amended and Restated SERP of State Auto Mutual effective as of January 1, 1994	Form 10-K Annual Report for the year ended December 31, 1997 (see Exhibit 10(HH) therein)
10.14	Credit Agreement dated as of June 1, 1999 between State Auto Financial Corporation and State Automobile Mutual Insurance Company	Form 10-Q for the period ended June 30, 1999 (see Exhibit 10(LL) therein)
10.15	Reinsurance Pooling Agreement amended and restated as of January 1, 2000 by and among State Automobile Mutual Insurance Company, State Auto Property and Casualty Insurance Company, Milbank Insurance Company, Midwest Security Insurance Company (n/k/a State Auto Insurance Company of Wisconsin), Farmers Casualty Insurance Company and State Auto Insurance Company (n/k/a State Auto Insurance Company of Ohio)	Form 10-K Annual Report for the year ended December 31, 1999 (see Exhibit 10(W) therein)
10.16	Management and Operations Agreement as of January 1, 2000 among State Automobile Mutual Insurance Company, State Auto Financial Corporation, State Auto Property and Casualty Insurance Company, State Auto National Insurance Company, Milbank Insurance Company, State Auto Insurance Company (n/k/a State Auto Insurance Company of Ohio), Stateco Financial Services, Inc., Strategic Insurance Software, Inc., 518 Property Management and Leasing, LLC	Form 10-K Annual Report for the year ended December 31, 1999 (see Exhibit 10(X) therein)

Exhibit No.	Description of Exhibit	If incorporated by reference document with which Exhibit was previously filed with SEC
10.17	Property Catastrophe Overlying Excess of Loss Reinsurance contract issued to State Automobile Mutual Insurance Company, State Auto National Insurance Company, Milbank Insurance Company, Midwest Security Insurance Company (n/k/a State Auto Insurance Company of Wisconsin), Farmers Casualty Insurance Company, Mid-Plains Insurance Company by State Auto Property and Casualty Insurance Company	Form 10-K Annual Report for the year ended December 31, 1999 (see Exhibit 10(Y) therein)
10.18	First Amendment to the Management and Operations Agreement effective January 1, 2000 among State Automobile Mutual Insurance Company, State Auto Financial Corporation, State Auto Property and Casualty Insurance Company, State Auto National Insurance Company, Milbank Insurance Company, State Auto Insurance Company (n/k/a State Auto Insurance Company of Ohio), Stateco Financial Services, Inc., Strategic Insurance Software, Inc. and 518 Property Management and Leasing, LLC	Form 10-K Annual Report for the year ended December 31, 1999 (see Exhibit 10(Z) therein)
10.19	First Amendment to the June 1, 1999 Credit Agreement dated November 1, 1999 between State Auto Financial Corporation and State Automobile Mutual Insurance Company	Form 10-K Annual Report for the year ended December 31, 1999 (see Exhibit 10(AA) therein)
10.20	Second amendment to the June 1, 1999 Credit Agreement dated December 1, 1999 between State Auto Financial Corporation and State Automobile Mutual Insurance Company	Form 10-Q for the period ended March 31, 2000 (see Exhibit 10(BB) therein)
10.21*	Form of Executive Agreement between State Auto Financial Corporation and certain executive officers	Form 10-K Annual Report for the year ended December 31, 2000 (see Exhibit 10(CC) therein)
10.22	First Amendment to the Reinsurance Pooling Agreement Amended and Restated as of January 1, 2000 by and among State Auto Property and Casualty Insurance Company, State Automobile Mutual Insurance Company, Milbank Insurance Company, Midwest Security Insurance Company (n/k/a State Auto Insurance Company of Wisconsin), Farmers Casualty Insurance Company and State Auto Insurance Company (n/k/a State Auto Insurance Company of Ohio)	Form 10-K Annual Report for the year ended December 31, 2000 (see Exhibit 10(DD) therein)

Exhibit No.	Description of Exhibit	If incorporated by reference document with which Exhibit was previously filed with SEC
10.23	Addendum No. 1 of the Property Catastrophe Overlying Excess of Loss Reinsurance Contract by and among State Auto Property and Casualty Insurance Company, State Automobile Mutual Insurance Company, State Auto National Insurance Company, Milbank Insurance Company, Midwest Security Insurance Company (n/k/a State Auto Insurance Company of Wisconsin), Farmers Casualty Insurance Company, Mid-Plains Insurance Company and State Auto Insurance Company (n/k/a State Auto Insurance Company of Ohio) dated November 17, 2000	Form 10-K Annual Report for the year ended December 31, 2000 (see Exhibit 10(EE) therein)
10.24*	2000 Stock Option Plan	Definitive Proxy Statement on Form DEF 14A, File No. 000-19289, for Annual Meeting of Shareholders held on May 26, 2000 (see Appendix A therein)
10.25*	2000 Directors Stock Option Plan	Definitive Proxy Statement on Form DEF 14A, File No. 000-19289, for Annual Meeting of Shareholders held on May 26, 2000 (see Appendix B therein)
10.26*	First Amendment to 2000 Directors Stock Option Plan	Form 10-Q for the period ended March 31, 2001 (see Exhibit 10(HH) therein)
10.27*	Second Amendment to the Reinsurance Pooling Agreement Amended and Restated as of January 1, 2000, by the State Automobile Mutual Insurance Company, State Auto Property and Casualty Insurance Company, Milbank Insurance Company, Midwest Security Insurance Company (n/k/a State Auto Insurance Company of Wisconsin), Farmers Casualty Insurance Company and State Auto Insurance Company (n/k/a State Auto Insurance Company of Ohio)	Form 10-Q for the period ended June 30, 2001 (see Exhibit 10(II) therein)
10.28*	Second Amendment to 1991 Directors Stock Option Plan	Form 10-Q for the period ended September 30, 2001 (see Exhibit 10(JJ) therein)
10.29*	Second Amendment to 2000 Directors Stock Option Plan	Form 10-Q for the period ended September 30, 2001 (see Exhibit 10(KK) therein)
10.30*	Third Amendment to 2000 Directors Stock Option Plan	Form 10-K Annual Report for the year ended December 31, 2001 (see Exhibit 10(EE) therein)
10.31	Third Amendment to State Auto Reinsurance Pooling Agreement, Amended and Restated as of January 1, 2000	Form 10-K Annual Report for the year ended December 31, 2001 (see Exhibit 10(FF) therein)

Exhibit No.	Description of Exhibit	If incorporated by reference document with which Exhibit was previously filed with SEC
10.32	Stop Loss Reinsurance Agreement dated October 1, 2001 among inter alia Mutual and State Auto P&C	Form 10-K Annual Report for the year ended December 31, 2001 (see Exhibit 10(GG) therein)
10.33	Amendment No. 2 to the Management and Operations Agreement dated January 1, 2000 among, inter alia, Mutual and State Auto P&C	Form 10-K Annual Report for the year ended December 31, 2001 (see Exhibit 10(HH) therein)
10.34	Amendment No. 3 to Management and Operations Agreement effective January 1, 2002, among State Automobile Mutual Insurance Company, State Auto Financial Corporation, State Auto Property and Casualty Insurance Company, State Auto National Insurance Company, Milbank Insurance Company, State Auto Insurance Company, Stateco Financial Services, Inc., Strategic Insurance Software, Inc., and 518 Property Management and Leasing, LLC	Form 10-Q for the period ended June 30, 2002 (see Exhibit 10(LL) therein)
10.35	Management Services Agreement as of July 1, 2002 by and among State Auto Property and Casualty Insurance Company, Meridian Insurance Group, Inc., Meridian Security Insurance Company, Meridian Citizens Mutual Insurance Company and Meridian Citizens Security Insurance Company	Form 10-Q for the period ended September 30, 2002 (see Exhibit 10(NN) therein)
10.36	Cost Sharing Agreement among State Auto Property and Casualty Insurance Company, State Automobile Mutual Insurance Company, and State Auto Florida Insurance Company effective January 1, 2003	Form 10K Annual Report for year ended 12-31-02 (see Exhibit 10(OO) therein)
10.37	Fourth Amendment to State Auto Reinsurance Pooling Agreement, Amended and Restated as of January 1, 2000	Form 10K Annual Report for year ended 12-31-02 (see Exhibit 10(TT) therein)
10.38*	Fourth Amendment to 2000 Directors Stock Option Plan	Form 10K Annual Report for year ended 12-31-02 (see Exhibit 10(UU) therein)
10.39	Employment Agreement dated as of May 22, 2003, between State Auto Financial Corporation and Robert H. Moone	Form 10-Q for the period ending June 30, 2003 (see 10(WW) therein)
10.40	Amended and Restated Declaration of Trust of STFC Capital Trust I, dated as of May 22, 2003	Form 10-Q for the period ending June 30, 2003 (see 10(XX) therein)
10.41	Indenture dated as of May 22, 2003, for Floating Rate Junior Subordinated Debt Securities Due 2033	Form 10-Q for the period ending June 30, 2003 (see 10(YY) therein)
10.42	Amendment No. 3 to 1991 Stock Option Plan Effective January 1, 2001	Form 10-Q for the period ending September 30, 2003 (see 10.01) therein

Exhibit No.	Description of Exhibit	If incorporated by reference document with which Exhibit was previously filed with SEC
10.43	Amendment No. 1 to 2000 Stock Option Plan Effective January 1, 2001	Form 10-Q for the period ending September 30, 2003 (see 10.02) therein
10.44	Addendum No. 1 to Property Catastrophe Overlying Excess of Loss Reinsurance Contract effective November 16, 2001	Form 10-Q for the period ending September 30, 2003 (see 10.03) therein
10.45	Property Catastrophe Overlying Excess of Loss Reinsurance Contract effective July 1, 2002	Form 10-Q for the period ending September 30, 2003 (see 10.04) therein
10.46	Property Catastrophe Overlying Excess of Loss Reinsurance Contract effective as of 7/1/03	Form 10-K Annual Report for the year ended December 31, 2003 (see Exhibit 10.46 therein)
10.47	Credit Agreement Among SAF Funding Corporation, The Lenders and KeyBank National Association dated November 12, 2003	Form 8-K Current Report filed on December 16, 2003 (see Exhibit 10.01 therein)
10.48	Put Agreement among State Automobile Mutual Insurance Company, State Auto Financial Corporation and KeyBank National Association dated November 12, 2003	Form 8-K Current Report filed on December 16, 2003 (see Exhibit 10.02 therein)
10.49	Standby Purchase Agreement between State Auto Financial Corporation and SAF Funding Corporation dated November 12, 2003	Form 8-K Current Report filed on December 16, 2003 (see Exhibit 10.03 therein)
10.50	Indenture dated as of November 13, 2003, among State Auto Financial Corporation, as Issuer, and Fifth Third Bank as Trustee	Securities Act Registration Statement on Form S-4 (File No. 333-111507)(see Exhibit 4.01 therein)
10.51	Form of 6 1/4% Senior Note due 2013 (Exchange Note)	Securities Act Registration Statement on Form S-4 (File No. 333-111507)(see Exhibit 4.02 therein)
10.52	Amended and Restated Declaration of Trust of STFC Capital Trust I, dated as of May 22, 2003	Securities Act Registration Statement on Form S-4 (File No. 333-111507)(see Exhibit 10.40 therein)
21.01	List of Subsidiaries of State Auto Financial Corporation	Form 10-K Annual Report for the year ended December 31, 2003 (see Exhibit 21.01 therein)
23.01	Consent of Independent Auditors	Included herein
24.01	Powers of Attorney – William J. Lhota, Urlin G. Harris, Jr., Paul W. Huesman, and David J. D'Antoni	Form 10-Q for the period ended June 30, 1997 (see Exhibit 24(C) therein)
24.02	Power of Attorney – John R. Lowther	Form 10-Q for the period ended March 31, 1998 (see Exhibit 24(D) therein)

Exhibit No.	Description of Exhibit	If incorporated by reference document with which Exhibit was previously filed with SEC
24.03	Power of Attorney – Robert H. Moone	Form 10-K Annual Report for the year ended December 31, 1998 (see Exhibit 24(E) therein)
24.04	Power of Attorney – Richard K. Smith	Form 10-K Annual Report for the year ended December 31, 2000 (See Exhibit 24(D) therein)
24.05	Power of Attorney – S. Elaine Roberts	Form 10-K Annual Report for the year ended December 31, 2002 (See Exhibit 24(F) therein)
24.06	Power of Attorney – Paul S. Williams	Form 10-K Annual Report for the year ended December 31, 2003 (see Exhibit 24.06 therein)
31.01	CEO certification required by Section 302 of Sarbanes-Oxley Act of 2002	Included herein
31.02	CFO certification required by Section 302 of Sarbanes-Oxley Act of 2002	Included herein
32.01	CEO certification required by Section 906 of Sarbanes-Oxley Act of 2002	Included herein
32.02	CFO certification required by Section 906 of Sarbanes-Oxley Act of 2002	Included herein

*Constitutes either a management contract or a compensatory plan or arrangement required to be filed as an Exhibit

(b) REPORTS ON FORM 8-K

On each of October 16, 2003, November 5, 2003, and December 16, 2003, the Company filed a Form 8-K under Item 5.

(c) EXHIBITS

The exhibits were submitted as a separate section of the Form 10-K Annual Report for the year ended December 31, 2003 following the financial statement schedules.

(d) FINANCIAL STATEMENT SCHEDULES

The financial statement schedules were submitted as a separate section of the Form 10-K Annual Report for the year ended December 31, 2003 following the signatures and certifications.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATE AUTO FINANCIAL CORPORATION

Dated: March 12, 2004

/s/Robert H. Moone
Robert H. Moone
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/Robert H. Moone Robert H. Moone	Chairman, President and Chief Executive Officer (principal executive officer)	March 12, 2004
/s/Steven J. Johnston Steven J. Johnston	Chief Financial Officer, Senior Vice President, and Treasurer (principal financial officer)	March 12, 2004
/s/ Cynthia A. Powell Cynthia A. Powell	Vice President and Controller (principal accounting officer)	March 12, 2004
David J. D'Antoni* David J. D'Antoni	Director	March 12, 2004
Urlin G. Harris, Jr.* Urlin G. Harris, Jr.	Director	March 12, 2004
Paul W. Huesman* Paul W. Huesman	Director	March 12, 2004
William J. Lhota* William J. Lhota	Director	March 12, 2004
John R. Lowther* John R. Lowther	Director	March 12, 2004
S. Elaine Roberts* S. Elaine Roberts	Director	March 12, 2004
Richard K. Smith* Richard K. Smith	Director	March 12, 2004
Paul S. Williams* Paul S. Williams	Director	March 12, 2004

*Steven J. Johnston by signing his name hereto, does sign this document on behalf of the person indicated above pursuant to a Power of Attorney duly executed by such person.

/s/Steven J. Johnston
Steven J. Johnston
Attorney in Fact

March 12, 2004

Exhibit 23.01

Consent of Independent Auditors

We consent to the incorporation by reference in the following Registration Statements and related prospectuses of State Auto Financial Corporation of our report dated February 20, 2004, with respect to the consolidated financial statements and schedules of State Auto Financial Corporation and subsidiaries included in this Annual Report (Form 10-K) for the year ended December 31, 2003.

Form	Registration Number(s)	Description
S-8	33-44667	1991 Stock Option Plan
	33-89400	
S-8	33-44666	1991 Directors' Stock Option Plan
S-8	33-41423	1991 Employee Stock Purchase and Dividend Reinvestment Plan
	333-05755	
S-8	333-56336	State Auto Insurance Companies Capital Accumulation Plan
S-8	333-43882	2000 Directors' Stock Option Plan
S-8	333-43880	2000 Stock Option Plan
S-3	333-41849	Monthly Stock Purchase Plan for Independent Agents
S-3	333-90529	1998 State Auto Agents' Stock Option Plan
S-4	333-111507	6 1/4% Senior Notes due 2013

/s/Ernst & Young LLP

Columbus, Ohio
March 8, 2004

EXHIBIT 31.01

CERTIFICATION

I, Robert H. Moone, certify that:

1. I have reviewed this Form 10-K of State Auto Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/Robert H. Moone
Robert H. Moone, Chief Executive Officer
(Principal executive officer)
March 12, 2004

EXHIBIT 31.02

CERTIFICATION

I, Steven J. Johnston, certify that:

1. I have reviewed this Form 10-K of State Auto Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/Steven J. Johnston
Steven J. Johnston, Chief Financial Officer
(Principal financial officer)
March 12, 2004

EXHIBIT 32.01

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of State Auto Financial Corporation (the "Company") on Form 10-K for the period ending December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert H. Moone, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Robert H. Moone

Robert H. Moone
Chief Executive Officer
March 12, 2004

A signed original of this written statement required by Section 906 has been provided to State Auto Financial Corporation and will be retained by State Auto Financial Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.02

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of State Auto Financial Corporation (the "Company") on Form 10-K for the period ending December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert H. Moone, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Steven J. Johnston

Steven J. Johnston
Chief Financial Officer
March 12, 2004

A signed original of this written statement required by Section 906 has been provided to State Auto Financial Corporation and will be retained by State Auto Financial Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Corporate Information

CORPORATE HEADQUARTERS
State Auto Financial Corporation
518 E. Broad Street
Columbus, OH 43215
(614) 464-5000
www.STFC.com

ANNUAL MEETING
10 a.m. Friday, May 28, 2004,
at Corporate Headquarters

SHAREHOLDER INQUIRIES
Terrence Bowshier
Director of Investor Relations
State Auto Financial Corporation
518 E. Broad Street
Columbus, OH 43215
Phone (614) 464-5078
FAX (614) 464-5325
E-mail Terry.Bowshier@stateauto.com

INDEPENDENT AUDITORS
Ernst & Young LLP
One Columbus
10 W. Broad Street
Columbus, OH 43215

LEGAL COUNSEL
Baker & Hostetler LLP
65 E. State Street
Columbus, OH 43215

10-K REPORT
The Company's 10-K report filed annually with the Securities and Exchange Commission is available at no cost by contacting Mr. Bowshier. This report and other filings with the Securities and Exchange Commission are also available free of charge on the company's Web site maintained at www.STFC.com.

TRANSFER AGENT/REGISTRAR
National City Bank
Corporate Trust Operations
P.O Box 92301
Cleveland Ohio 44193-0900
Phone (800) 622-6757

STOCK TRADING
Common shares are traded in the Nasdaq National Market System under the symbol STFC. As of March 5, 2004, there were 902 shareholders of record of the Company's common shares.

MARKET PRICE RANGE, COMMON STOCK[1]
Initial Public Offering – June 28, 1991, $2.25
The high and low sale prices for each quarterly period for the past two years as reported by Nasdaq are:

<u>2002</u>			
First Qtr.	$17.25	$13.70	$.0325
Second Qtr.	17.02	14.33	.0325
Third Qtr.	16.82	14.50	.0350
Fourth Qtr.	16.78	12.67	.0350
<u>2003</u>			
First Qtr.	$17.75	$14.96	$.0350
Second Qtr.	24.24	16.59	.0350
Third Qtr.	26.60	21.45	.0400
Fourth Qtr.	26.90	22.50	.0400

(1) Adjusted for stock splits.

STATE AUTO®
Insurance Companies